0/7

05011890

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Australian Gas Light Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 21 2005
THOMSON FINANCIAL

3

FILE NO. 82- 4797 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/19/05

82-4797

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/09/2005

TIME: 17:21:58

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

ARLS
6-30-05

We confirm the receipt and release to the market of an announcement regarding:

Concise Annual Report 2005

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

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PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.


living.
AGL

Annual General Meeting

The Annual General Meeting of the Company will be held in the City Recital Hall, Angel Place, Sydney, on Tuesday 18 October 2005 at 10.30 am.

Financial calendar

2005			2006		
September	October	December	February	March	June
9 September Shares begin trading ex-dividend	**18 October** Annual General Meeting	**31 December** Half-year end	**23 February** Interim dividend and half-year result announced	**6 March** Shares begin trading ex-dividend	**30 June** Year end
15 September Record date for final dividend				**10 March** Record date for interim dividend	
23 September Final dividend payable				**23 March** Interim dividend payable	

FRONT COVER

Anthony Karsay, AGL residential gas customer, Sydney.

Anthony Karsay certainly knows about living. He loves enjoying time with his family and pursuing his passion for triathlons, water skiing and motorcycle riding. This means he prefers simplicity when dealing with a gas and electricity retailer. When Anthony contacted AGL recently about a bill enquiry he was impressed with the service he received.

"AGL was swift in responding to my query about my bill – without being given the ring-around."



12


reliability.

14



16



Energy is all around us. It underpins all we do in our lives. At AGL we help people get on with living through our energy know-how. This year we've steadily met our commitments, we've held and won ground in the competitive marketplace, we've responded to changes in the market and we've continued to build our business towards being an integrated energy company.

Contents

18



22



24



26



Chairman's report.

Dear Shareholder,

At this time last year, we said that we expected to continue to reinvest in the Company, defend and grow our existing core businesses, and plan how to add new revenue over a five-year period by extending our existing businesses, and by examining future trends and our strategic response to them.

We have continued on this path. AGL's support for the Papua New Guinea Gas Project and pipeline, while conditional, promises long-term strategic benefits and growth to east coast gas users and to AGL. There was strong competition in the markets in which we operate, but we maintained market share and took steps to improve our own competitive abilities.

Financial performance

Profit attributable to Shareholders grew 142.7% to $848.3 million, compared with $349.5 million last year.

Earnings per share (EPS) grew 141.9% to 185.8 cents, compared with 76.8 cents last year.

An ordinary dividend of 32 cents per share, 100% franked, will be paid on 23 September 2005, taking total ordinary dividends for the year to 63 cents, franked to 95.2%.

Following the sale of AGL's 66% share of NGC Holdings Limited (NGC) in New Zealand, a three-part $515 million capital management program was implemented. Shareholders received a special dividend of 30 cents per share, franked to 90% on 24 March 2005, and a capital return of 50 cents per share on 29 April 2005. At the date of this Report, we have put in place the procedural steps to commence the $150 million on-market buy-back, the third part of the program and we expect it to be concluded by the end of December.

The reported profit result includes some significant items, including $587.5 million from the sale of AGL's interest in NGC, $14.7 million from the next tranche of the sale of Breakfast Point, Sydney and $231.1 million associated with the write down of the Victorian electricity network. The latter was a result of a tightening regulatory environment, declining market values achieved for recent sales of regulated energy assets and a disappointing draft regulatory decision. Tax consolidation, effective from 1 July 2003, favourably affected the reported result through a one-off net accounting benefit of $64.8 million. Tax consolidation will simplify the tax management of AGL's intra-group transactions and improve our ability to distribute franking credits to Shareholders.

The underlying profit after income tax for the Group of $386.8 million, excluding significant items and outside equity interests associated with those items, compares to the $361.8 million profit in the previous year, an increase of 6.9%. Underlying EPS grew by 6.5%.


73.2
79.5
84.7
2003
2004
2005

Earnings per share – excluding significant items (cents)


55.0
60.0
63.0
2003
2004
2005

Dividends per share (cents)


The Board
Mark Johnson
Chairman
Charles Allen AO
Sir Ronald Brierley
David Craig

Towards a national energy market

Australia should have a national energy market. Energy is an input to all economic activity in Australia and affects the price and competitive situation of every product and service we use or which we export.

The largest possible market is required for economies of scale and, particularly, to allow risks to be spread and managed. A small number of market participants cannot average out or spread their risks as well as a large number, the risk premium is greater, and costs to consumers end up being higher. Because risks are higher, investment in required new capacity may be deferred.

In 2005, we have a market structure patchwork amongst the States. Some, like Victoria and South Australia, have relatively sound market structures, but both – and particularly South Australia – would benefit further from seamless competition and supply across the east coast. New South Wales has been contemplating reform for several years, but no direction is clear and Queensland's State ownership policies distort or avoid market price signals.

State governments are naturally concerned with energy prices paid by their electors. The best and most secure outcomes for electors in every Australian State will come from open energy markets, with competition from many suppliers, responding to the same price signals and (where regulation is required) the same regulatory framework.

AGL supports the efforts of the Commonwealth Government and the Ministerial Council on Energy to implement a cohesive national energy market. The program is now at the half-way point and several important milestones have been reached this year. These include the commencement of the new national regulator (the Australian Energy Regulator) and the new national rule maker (the Australian Energy Market Commission). These new bodies now have responsibility for the national electricity market and electricity transmission. During the next 18 months, responsibility for gas transmission, and gas and electricity distribution and retail is expected to be transferred to these bodies.

We support the Australian Energy Regulator as the national regulator, as it understands that strong competition in the marketplace will benefit consumers. Meddling in outcomes at a State level ultimately imposes costs on the system, for which everybody pays.

Significant work remains, including on critical areas such as economic regulation, the transfer of retail and distribution to a national framework, and the completion of transmission reforms.

In particular, the development of a national framework for retail and distribution regulation is an opportunity to deliver efficiencies and reduce costs which will give confidence to the industry to invest in the necessary infrastructure.

Competition and the retail market

AGL believes that dynamic and strong competition is good for customers and for the energy industry. For customers it leads to innovation in products and offerings, competitive prices as well as improved customer service.

For the energy industry, competition makes players more robust and more conscious of efficiency and effectiveness.

During this year, AGL responded strongly in the market and maintained market share. We worked very hard to keep existing customers and win new customers. AGL trialled innovative, flexible products and services. There was a particularly positive response to AGL's dual fuel product offering under which both gas and electricity are provided to a customer.

AGL is in a position to compete strongly and profitably as the national market gradually emerges. This means that AGL must strive to be the lowest cost and most efficient energy company in Australia. It is essential that this ambition for cost leadership be combined with excellent customer service standards. We are making investments in systems and processes that lower operating costs, as well as making improvements in customer service, to underpin AGL's competitive position in the market.


Tony Daniels OAM
Carolyn Hewson
Greg Martin
Managing Director
Max Ould
Graham Reaney

Power generation

Increasing our interests in power generation remains a priority. AGL buys electricity in the wholesale market for sale to its 1.5 million electricity customers. When the weather is mild and electricity is being generated without constraint, AGL can buy electricity between $20 and $100 per megawatt hour. When the weather is extreme and there is high demand, AGL may have to pay up to $10,000 per megawatt hour for electricity to supply its customers.

AGL's strategy to manage the financial risks associated with this wholesale price volatility is to invest in power generation plants – base load, intermediate and peaking, to supplement financial instruments. This portfolio approach smooths the fluctuations in the wholesale electricity price that AGL faces, provides better 'matching' of income when prices rise and provides more predictable prices to customers.

Upstream PNG Gas Project

During the year AGL commenced the $66 million Front End Engineering and Design work for the natural gas pipeline from PNG to eastern Australian markets.

In early July 2005, AGL announced an additional two-part involvement in the PNG Gas Project which, in turn, enhanced the prospects of the pipeline being built:

- A $4.5 billion conditional gas supply agreement with the PNG Gas Project producers for 1,500 PJ of natural gas over 20 years from 2009. This gas is priced below AGL's current average portfolio cost.
- A $400 million conditional agreement with Oil Search Limited to acquire a 10% equity interest in the upstream PNG Gas Project.

The gas supply agreement will enable the Company to meet future customer demand in NSW, the Australian Capital Territory and South Australia. It will underpin participation in the growing Queensland energy market. It diversifies AGL's existing gas supply portfolio and creates 'infill' opportunities as the pipeline opens new markets.

Part of AGL's integration strategy is to create value through equity investments in upstream gas reserves at attractive entry prices. The investment parameters agreed with Oil Search for the equity purchase will result in earnings per share accretion from day one.

These transactions are very important for AGL's future competitiveness in eastern Australian markets. In seeking direct access to gas reserves it is important to understand that we do not want to be an oil and gas explorer. We do, however, want greater control over how and when we sell wholesale energy into the market. Direct access to gas reserves provides us with greater pricing flexibility and a real opportunity to provide long-term returns to Shareholders.

Corporate governance

AGL conforms with the Australian Stock Exchange (ASX) Corporate Governance Council, Principles of Good Corporate Governance and Best Practice Recommendations, as set out in the corporate governance section on page 28.

During the year the Board commenced the renewal process presented to Shareholders at last year's Annual General Meeting. In May this year, David Craig was appointed as a non-executive Director to the AGL Board. He is the Chief Financial Officer of the Australand Property Group and brings extensive financial, strategic and operational experience to the Board. We all expect that he will make a valuable and important contribution.

Tony Daniels, a Director since 1999, has chosen to retire from the Board at the next AGM. We will miss his substantial contribution to the work of the Board. On your behalf, I thank him and wish him well for the future. Tony has had a distinguished business career and has many accomplishments across a range of industries. He has always made this experience available to his colleagues in a considered, concise, relevant and constructive fashion.

The Board undertook its annual performance review and reviewed the contribution of individual Directors. We believe the changes put in place last year, including more regular informal interactions between Board meetings, have improved effectiveness. Review of policies and systems have enhanced the Company's awareness of the need to be the most efficient and lowest-cost energy company. The Board continues to devote considerable time to strategy development, as well as reviewing senior management performance against targets.

Conclusion

It will take time to reform the energy market and bring it up to the standards of efficiency and competition that Australia has achieved in other parts of its economy. Industry participants and consumers will have to deal with greater risk, uncertainty, higher costs and industry restructuring while this takes place.

AGL is well placed to deal with these conditions. It has a strong balance sheet, predictable cash flows, a market-leading retail position and an increasingly deep wholesale energy portfolio. It has good people, hard working, well skilled and dedicated to improvement. Your Board is confident that AGL can meet the challenges that lie before it.



Mark Johnson
Chairman

25 August 2005

Integrating across energy markets.

The basis of our integrated energy company strategy is to participate in markets across the energy value chain to give greater certainty of earnings, cash flow and dividends to Shareholders:

Electricity

PRODUCTION/ WHOLESALE	TRANSMISSION	DISTRIBUTION	SERVICES	RETAIL
Power plants generate electricity for supply to the national electricity market.	Transmission networks transport electricity from generators to population centres.	Low voltage electricity distributed via a network of poles and wires to consumer sites.	Design, construct, operate, maintain and manage electricity infrastructure.	Residential, commercial and industrial consumers buy electricity from retailers.
AGL owns peaking gas-fired power generation plants in Victoria and South Australia and 32.5% of Loy Yang Power, a base load generator in Victoria's Latrobe Valley.	AGL does not have any electricity transmission investments.	AGL owns the electricity distribution network that supplies Melbourne's north-western suburbs. AGL is a joint venture partner with Actew in the ACT.	Agility has contracts in Queensland and Tasmania. Agility also provides a full suite of services for AGL assets in Victoria and South Australia.	AGL is the leading energy retailer in Australia. AGL is a joint venture partner with Actew in the ACT.


Power Assets
MERCHANT ENERGY
PNG upstream gas
APA (30%)•
PNG pipeline
ENERGY NETWORKS
ActewAGL Distribution (50%)•
AGILITY*
RETAIL ENERGY
ActewAGL Retail (50%)•

Greater certainty of:

- Earnings
- Cash flow
- Dividends

Gas

PRODUCTION/ WHOLESALE	TRANSMISSION	DISTRIBUTION	SERVICES	RETAIL
Onshore and offshore gas fields are drilled to access gas reserves.	Large high pressure pipelines carry gas from the gas fields to key markets.	Low pressure gas distributed via a network of pipelines to consumer sites.	Design, construct, operate, maintain and manage gas infrastructure.	Residential, commercial and industrial consumers buy gas from retailers.
AGL has a conditional agreement to buy 1,500 PJ of PNG gas and a conditional 10% equity investment in the upstream PNG Gas Project. AGL owns 100% of LPG producer, H C Extractions.	AGL has a 30% interest in the Australian Pipeline Trust (APA), Australia's largest owner/operator of gas transmission pipelines. AGL is in a consortium which is contracted to develop the Australian section of the PNG Gas pipeline.	AGL owns the major gas network that distributes gas in NSW. AGL is a joint venture partner with Actew in the ACT. AGL owns 100% of Chilean gas distributor and retailer, GasValpo.	Agility has contracts across Australia for maintaining and operating gas transmission, and distribution in NSW, the ACT and Tasmania. Agility also provides asset services to water industry clients.	AGL is the leading energy retailer in Australia. AGL is a joint venture partner with Actew in the ACT. AGL owns 50% of LPG distributor and retailer, Elgas.

☐ AGL business areas • AGL shareholding * Contracts held with AGL Power Assets, APA, AGL Energy Networks, ActewAGL, H C Extractions and others.

Key matters.

During the year we:

Achieved an underlying profit attributable to Shareholders of $386.8 million compared with $361.8 million for the previous year;

Declared a final dividend of 32 cents, 100% franked, payable on 23 September 2005;

Continued delivery of AGL's integrated energy company strategy by announcing a $4.5 billion conditional Gas Supply Agreement with the PNG Gas Project producers to purchase about 1,500 PJ of gas over 20 years. In addition, AGL entered into a $400 million conditional agreement with Oil Search Limited to acquire an equity interest of 10% in the upstream PNG Gas Project;

Implemented a $515 million capital management program made up of a special dividend of 30 cents per share franked to 90% ($137.3 million), a capital return of 50 cents per share ($228 million) and a $150 million on-market share buy-back. The procedural steps to begin the buy-back have been put in place. The buy-back is scheduled to be completed by December 2005;

Announced that the APC Consortium comprising AGL and Petronas Australia Pty Limited had entered into the Front End Engineering and Design (FEED) phase of the Australian component of the PNG to Queensland natural gas pipeline. APC was selected as the preferred developer of the pipeline in April 1998;

Maintained market position in an increasingly competitive retail energy market by acquiring 276,102 dual fuel customer accounts during the year and increasing the total number of customer accounts, excluding ActewAGL accounts, to 2,829,400;

Underpinned the implementation of our integrated energy company strategy by realigning the structure of our Energy Sales & Marketing group into two new business groups: Merchant Energy and Retail Energy. Merchant Energy, including Power Assets, is focused on developing and securing value accretive upstream opportunities (power generation and gas production), while Retail Energy manages and services mass-market customers, with a key focus on winning and keeping valuable customers;

Expanded the presence of Agility into Queensland through the acquisition of Oakland Construction which specialises in underground electricity cable installation services in the south-east supply region of Queensland;

Secured the development rights for a proposed 90 to 135 MW wind farm that would significantly add to the generating capacity at AGL's existing Hallett peaking power plant north of Adelaide;

Further implemented key components of our Corporate Social Responsibility program initiatives including providing 139,000 warm winter nights for Australian men, women and children experiencing homelessness; the introduction of our volunteering program; enhancing support mechanisms for customers in hardship; and completing the first year of our community energy efficiency program; and

Broadened our health and safety focus and introduced a range of programs to improve the personal wellbeing of employees.

Financial summary.

Year ended 30 June 2005 ($ million unless indicated)	2005	2004	Change %
Revenue*	4,915.4	4,201.7	17.0
Profit before borrowing costs and tax*	1,054.5	701.0	50.4
Borrowing costs	(111.5)	(134.0)	(16.8)
Income tax expense*	(74.8)	(187.5)	(60.1)
Profit before outside equity interests*	868.2	379.5	128.8
Outside equity interests*	(19.9)	(30.0)	(33.6)
Profit attributable to Shareholders*	848.3	349.5	142.7
Total assets	5,928.2	6,574.1	(9.8)
Total liabilities	(2,660.6)	(3,419.5)	(22.2)
Net assets	3,267.6	3,154.6	3.6
Shareholders' equity	3,267.6	3,049.8	7.1
Outside equity interests	0.0	104.8	(100.0)
Total equity	3,267.6	3,154.6	3.6
Cash flow from operating activities	557.4	637.2	(12.5)
Capital expenditure	197.5	211.8	(6.8)
Net borrowings	1,249.0	2,159.1	(42.2)
Earnings per share* (cents)	185.8	76.8	141.9
Dividends per share (cents)	63.0	60.0	5.0
Earnings on Shareholders' equity* (%)	26.9	11.8	128.0
Debt : debt plus equity (%)	27.7	40.6	(31.8)
Net borrowing costs cover (times)	8.0	5.7	40.4
Net tangible assets per share ($)	3.92	3.15	24.4
Net assets per share ($)	7.16	6.69	7.0

*Including significant items


115.4
192.1
295.0
361.8
386.8
2001
2002
2003
2004
2005
Underlying profit attributable to Shareholders ($million)


63.5
52.0
66.4
52.0
73.2
55.0
79.5
60.0
84.7
63.0
2001
2002
2003
2004
2005
Earnings per share (excluding significant items) (cents)

Dividends per share (cents)


84.4
92.5
123.6
140.1
122.1
2001
2002
2003
2004
2005
Operating cash flow per share (cents)


11.7
11.5
13.8
13.6
13.6
2001
2002
2003
2004
2005
EBIT/funds employed (percentage)

Managing Director's report.

AGL enjoys a position of market leadership in the Australian energy sector. During the past year we have focused on a strategy of becoming a more integrated energy company. We have done so by seeking to increase our involvement in wholesale energy markets in order to enhance our ability to supply Australia's largest retail customer base with competitively priced energy products and services.



Greg Martin
Managing Director

AGL has produced a satisfactory result for Shareholders this year against a backdrop of continued intense retail competition and weather conditions, in all major markets, that were milder than in the previous year. While this had the most impact on the performance of our Energy Sales & Marketing business, all other business groups made good progress during the year. A continuing focus on improving the efficiency and effectiveness of our operating businesses and support groups also played a material role in the overall financial performance of the Company.

During the past year our priorities have been to:

- Generate ongoing returns to Shareholders;
- Compete effectively in retail energy markets by increasing profitably the number of customers buying both gas and electricity from us;
- Maintain our position as the leading energy retailer;
- Improve our internal systems, processes and capabilities to deliver the very best of customer service at the lowest possible cost;
- Return capital to Shareholders as a result of selling our majority interest in NGC Holdings Limited (NGC) in New Zealand;
- Ensure the continued safe and reliable operation of our gas and electricity networks and other energy infrastructure investments; and
- Secure further interests in competitive supplies of wholesale energy in order to reduce the impact and risk of wholesale energy price volatility.

Strategic direction

AGL's strategy of being a more integrated energy company centres on increasing our ownership interests in wholesale gas and power generation assets as a proportion of our total wholesale energy portfolio. Integrating our business interests from the customer through to the source of gas supply and electricity generation will deliver a more competitive position in the retail energy market. It will also reduce the level of wholesale energy price volatility we experience by providing a level of natural hedging against the cyclic fluctuations that are a feature of competitive wholesale and retail energy markets.

This strategy will improve the predictability of cash flows from our competitive market-based energy supply businesses and, when added to the cash flows from our energy infrastructure businesses and investments, will afford greater certainty over the dividends that we are able to distribute to Shareholders.

In an important development in our strategy, we recently committed to a conditional 10% equity investment in the upstream PNG Gas Project and executed a conditional long-term contract for 1,500 PJ of PNG gas. First gas deliveries are expected in 2009.

These arrangements will deliver long-term value for Shareholders by:

- Securing further long-term, competitively priced gas supplies to support our gas requirements for NSW, the ACT, South Australia and Queensland markets;
- Acquiring an equity investment in the PNG Gas Project reserves at an attractive entry price; and
- Providing greater certainty for our proposed investment in the PNG Gas pipeline that will bring gas to eastern Australian markets.

Continuing to build our power generation portfolio is another priority and AGL continues to investigate opportunities that will add to the competitiveness of our wholesale electricity portfolio. These opportunities include gas-fired power generation plants in NSW, Victoria and South Australia as well as renewable energy plants.

To enhance the successful implementation of this strategy we realigned the structure of the Energy Sales & Marketing business group during the year into two new business groups, Merchant Energy and Retail Energy. Merchant Energy develops and secures the most competitive and flexible portfolio of wholesale gas and electricity, while Retail Energy's task is to maintain a position of leadership in the retail energy market through a combination of competitive, innovative energy offerings and the best of customer service.

These changes became effective on 1 March 2005. This Annual Report reflects the former Energy Sales & Marketing structure that operated up until that time.

Operational performance

Energy Sales & Marketing

With up to 25% of customers in some retail energy markets choosing to change energy retailer or take up a market contract during the past year, the Australian energy market is experiencing levels of retail competition that are higher than witnessed in other deregulated international energy markets. In this challenging environment we have competed effectively to maintain our overall market share and have increased the number of dual fuel customers who purchase both gas and electricity from us. In addition a further 418,200 of our existing customers have accepted a market contract for terms of up to three years.

As always it is our customers who continue to direct the priorities of our retail energy business. Company wide, we are committed to helping our customers get on with their lives, whether at home or in business. We want our customers to choose to purchase their energy requirements from us not just because of our competitive energy prices, but also because of the total service experience we provide.

This is why the Retail Energy group is focused on continuing to build our customer management, billing and other service delivery systems around our customers. We are committed to upgrading the information tools we provide to our front-line people, in order for the customer experience to be as quick and easy as possible.

We also know that some customers experience both temporary and permanent financial hardship. During the year we extended the reach of our vulnerable customer program and assisted more than 11,300 customers to stay connected and pay their outstanding bills over time.

Our customers know us as an established and dependable Australian company with expertise and capability in both gas and electricity. To help retain our brand recognition and leadership in the marketplace we invested during the year in both our dealership network and retail brand to give them a fresh and more modern look and feel. These investments are in keeping with our goal of continuing to improve the customer experience each time our customers do business with us.

Our newly formed Merchant Energy group is already active in securing new long-term competitive gas supplies from PNG at prices below the average price of our existing wholesale gas portfolio. On a smaller, but equally important scale, we boosted our presence in the South Australian wholesale energy market during the year with the acquisition of Tarong Energy's Terra Gas Trader business. This strategic bolt-on acquisition complements our wholesale gas supply arrangements in that State further.

Now incorporated into the Merchant Energy group, our power generation activities have been centred on bedding down our minority interest in Loy Yang Power, as well as pursuing new opportunities in both gas-fired and renewable power generation. To this end, we have continued to pursue a generating licence for the Hallett wind farm project in South Australia and expect to be in a position to make a final investment decision later in the year. In addition we are continuing to evaluate the expansion of the existing Hallett gas-fired peaking power station as well as a number of other sites in eastern Australia for new greenfield gas-fired power generation plants.

Energy Networks

The underlying contribution of our gas and electricity networks was 2.2% higher than the previous year. A decision to write down the carrying value of the Victorian electricity network by $231.1 million before tax negatively affected the reported contribution.

This is a consequence of a review of recent prices paid for Victorian distribution assets, the tightening regulatory environment and the recent draft pricing decision for our Victorian electricity network by the Victorian Essential Services Commission (ESC), which will be effective from 1 January 2006.

We believe the ESC draft decision is at odds with recent views from governments and independent experts that there needs to be a more light-handed approach to infrastructure regulation. Through the remainder of the price-setting process, we will continue to discuss key points of difference with the ESC. We are hopeful of reaching a more acceptable final outcome than the draft decision. This possibility has been factored into our consideration of the fair carrying value of this asset.

New access arrangements for the NSW gas network began on 1 July 2005 for a five-year period. The revenue impact will be offset largely by volume growth, resulting in a small financial impact for the 2005/2006 year.

Agility

Our national infrastructure management and services business, Agility, continues to build its position as a nationwide provider of infrastructure services, recently winning contracts with Powerco, Aurora Energy, Apache, Santos, Sydney Water and Ergon Energy.

The acquisition during the year of the Queensland based Oakland Construction business will enable Agility to provide additional underground electricity cable installation services in the south-east supply region of Queensland. The acquisition boosts our presence in Queensland and has provided Agility with substantial electrical undergrounding skills and the added capability to resource major 'turnkey' projects directly in the country's fastest growing energy market.

Infrastructure Investments

Queensland is a market of growing importance for us where we serve commercial and industrial electricity customers. Through our 30% share of Australian Pipeline Trust, we are involved in the management of pipeline assets. We are currently involved in the development of the Australian component of the PNG to Queensland natural gas pipeline.

We have seen substantial developments during the year which have significantly increased the likelihood of the PNG Gas pipeline project proceeding. First, the PNG Gas Project partners, led by Exxon Mobil, entered into the Front End Engineering and Design (FEED) phase of the upstream elements of the PNG Gas Project. At the same time we have begun FEED activities on the Australian component of the pipeline, with a proposed extension to Gove, along with our Malaysian pipeline consortium partner, Petronas.

AGL Leadership Team



Greg Martin
Managing Director

Gareth Bennett
Group Manager
People & Culture

Michael Fraser
Group General Manager
Merchant Energy

Ross Gersbach
Group Manager
Infrastructure Investments

A second major development was the announcement by Exxon Mobil that it would now focus on turning conditional gas sales agreements for the project into binding sales contracts. A final investment decision on the PNG Gas Project is scheduled for 2006 following the completion of the concurrent FEED programs which are due to be completed in early 2006. These recent developments give the PNG Gas Project much greater certainty and provide an excellent opportunity for us to increase our participation in the Queensland energy market.

The Future

The year ahead will be a period of transition after the divestment of NGC in December 2004 and before the first positive impact of the PNG Gas Project investments are expected to flow through to earnings in the 2006/2007 financial year.

Agility, Retail Energy and Merchant Energy are all expected to deliver improved operating results in the financial year ending June 2006. The full-year impact of the regulatory reset for the NSW gas distribution network and the half-year impact of the reset for the Victorian electricity network, still being challenged at the date of this Report, will result in a reduced contribution from these assets.

As disclosed in this year's accounts we will prepare financial statements under the Australian equivalents to the International Financial Reporting Standards (A-IFRS) for the first time for the year ending June 2006. Subject to any unforeseen circumstances, the application of A-IFRS is expected to result in improved reported net profit and earnings per share in the 2005/2006 financial year. This will not change AGL's cash flow or capacity to pay dividends.

Our results and progress over the past year have only been possible because of the efforts of our talented and dedicated people. I would like to thank my leadership team and all of our people for their continued commitment and contribution.

G. Martin

Greg Martin
Managing Director

25 August 2005



Mark Harper
Group General Manager Operations



Greg Hayes
Chief Financial Officer



Phil James
Group General Manager Retail Energy



Jane McAloon
Group Manager Corporate and External Services Company Secretary



Cesare Tizi
Chief Information Officer


reliability.

Joe Rizzo, owner of *Bar Rizzo*, Five Dock, Sydney

Energy Networks

Energy Networks, representing AGL's ownership of gas and electricity distribution networks, contributed $239.4 million to profit before borrowing costs, tax and significant items, an increase of $5.2 million from the previous year.

AGL Gas Networks transports gas to 951,591 customer sites throughout Sydney, Newcastle, Wollongong and many NSW country centres. AGL Electricity Networks distributes electricity to 285,693 customer sites over 950 sq km of north-west greater Melbourne. Both networks provide non-discriminatory regulated distribution services to licensed energy retailers, including AGL's retail business.

Gas Networks

Gas transported on the AGL gas network in NSW was 95.8 PJ, a decrease of 0.6 PJ compared to the corresponding period last year. This decrease was driven by the effect of warmer weather, as Sydney experienced the warmest April and fifth warmest June in 144 years of records. New site growth, mostly in new housing, saw a net increase of 27,024 customer sites and 206 km of gas mains added to the network. The NSW gas distribution network now comprises 23,541 km of gas mains.

Significant capital projects during the year included capacity upgrades to six major pressure-regulating stations and commencement of the Bathurst gas network rehabilitation project. Preliminary design and route selection also began for the future reinforcement of Sydney's high pressure system.

In June 2005 the NSW Independent Pricing and Regulatory Tribunal (IPART) issued its determination approving the prices, services, terms and conditions under which AGL Gas Networks will provide transportation services to retailers over the five-year period to June 2010.

Electricity Networks

Electricity distributed by the AGL electricity network was 4,174 GWh, an increase of 51 GWh. This result was also affected by generally milder weather conditions throughout 2004/2005 which had an adverse impact on energy sales. Growth in customer sites connected continued to be strong with a net increase of 6,632 sites added to the network during the year and extending the distribution network by a further 105 km, bringing the total network length to 10,285 km.

Following a review of the carrying value of AGL's electricity network, a write down of $231.1 million has been made in accordance with accounting standards. The write down reflects a review of recent prices paid for Victorian distribution assets, the tightening regulatory environment and the recent draft decision of the Victorian Essential Services Commission (ESC).

"My philosophy? Creating good customer relationships and serving great coffee."

We know how prompt and reliable service is always important, particularly when you are starting a new business.

Joe recently opened *Bar Rizzo* at Five Dock, Sydney, having previously owned and operated another business in the area with his father for 29 years. He has been an AGL gas customer for all that time and, when preparing the new café for opening, was impressed with our prompt service.

"AGL's response was really fast – laying gas pipes and processing applications for both gas and electricity. Without this support I may not have been able to open the café on time."



Gas Networks

Performance

- EBIT $163.9 million (-$0.2 million)
- 95.8 PJ (-0.6 PJ).
- 27,024 increase in connected sites.
- Total sites 951,591
- Total mains length 23,541 km (+206 km)
- 98% of network incidents responded to within 60 minutes of notification.

Features

- Result was affected by Sydney experiencing the warmest April and fifth warmest June in 144 years of records

Electricity Networks

Performance

- EBIT $75.5 million[(a)] (+$5.5 million)
- 4,174 GWh (+51 GWh)
- 6,632 increase in connected sites.
- Total sites 285,693.
- Total network length 10,285 km (+105 km).
- SAIDI[(b)] and SAIFI[(c)] supply interruption indices both better than target in calendar year 2004.

Features

- Gross distribution margin increased by $6.6 million (4.9%) due to increased customer base, despite moderate weather during the year

Electricity	
Residential and Small Business	46%
Large Business	54%
Gas	
Residential and Small Business	33%
Large Business	67%




98
83
95
98
90
80
87
85
85
66
Target
Actual
2000
2001
2002
2003
2004

Network Outage Performance – SAIDI[(b)]

(a) Before significant items.

(b) · System average interruption duration index (SAIDI): which is the total minutes on average that a customer can expect to be without electricity in a year due to interruptions (of duration equal to or greater than 1 minute)
· Note that actual SAIDI in 2000, 2001 and 2003 includes adjustments for approved exemptions
· SAIDI is calculated on a calendar year basis

(c) System average interruption frequency index (SAIFI).

The ESC's draft decision was disappointing and AGL is working to achieve an improved final outcome. The new pricing arrangements commence on 1 January 2006.

Significant capital projects in 2005 included the start of a two-year project in Melbourne to construct a new subtransmission line from Keilor to Sunbury to reinforce supply to Sunbury and surrounding areas, and the installation of a new transformer in Heidelberg to meet the load increase resulting from a hospital redevelopment.

AGL is committed to the provision of a reliable and secure source of energy. Major capital expenditure programs are planned to continue to upgrade and develop the networks.


comfort.

Maree Munro, AGL residential gas customer, Concord, Sydney

Energy Sales & Marketing

Energy Sales & Marketing's profit contribution before borrowing costs and tax was down by 5.8% to $206.2 million compared with last year's $218.8 million. The result was impacted by warmer weather and intense competition in the retail market.

AGL remains the leading brand in Australia's energy sector measured by both brand awareness surveys and the number of customers choosing AGL over competitors. Acceptance of our offer to supply customers with both gas and electricity (dual fuel) has grown in all markets in which we compete: NSW, Victoria and South Australia. In Victoria, 43% of our customers had dual fuel by 30 June. Overall, AGL dual fuel accounts grew by about 36% over the year to 1,036,680. We believe customers have exercised that choice because of their view of AGL's value for money, excellent customer service and trusted brand.

Customer service focus

Competition continues to increase customers' expectations, particularly in respect of service delivery. AGL continues to meet this challenge and this year introduced a new program designed to improve service delivery from our Contact Centres. This has included focusing on the building blocks necessary for excellent customer service delivery including call ownership, issue identification, query logging and tracking, and communication, escalation and issue resolution.

To deliver on these building blocks AGL has enhanced its training of Contact Centre staff, established a team to handle the more difficult service issues and improved business processes. Early results of the program have been very positive with a reduction in the number of customers engaging third parties, such as ombudsmen, to assist with resolution of their issues. It has also improved our ability to identify customer issues earlier.

In July 2004, consistent with the drive to continuously improve the efficiency of our operations, we announced the closure of our Sydney Contact Centre. Calls previously taken in Sydney are now handled in Canberra and Adelaide. The transition of calls, and the Sydney Centre closure, was completed in June of this year. This is being supported by the roll out of improved call distribution and workforce management capabilities. This new technology enables us to integrate fully our three Contact Centres in Melbourne, Adelaide and Canberra.

Staying Connected

A key strategy for being 'switched on' to our customers' needs is to tailor options for those who need specialised services and support. *Staying Connected* was developed cooperatively with our national Customer Council and is AGL's program for supporting customers in financial hardship. Since 2003 the *Staying Connected* team has helped customers experiencing temporary or ongoing hardship to stabilise their bills and better manage payments so they can exit from the debt cycle.

With more than 11,300 residential customers participating in the program, AGL tailors assistance to an individual customer's needs by establishing a personal payment plan. *Staying Connected* protects participating customers from collection action, informs them about financial counselling services, government concessions and assistance, and offers support through energy efficiency advice. To improve the program further, this year we introduced the

"There's nothing I enjoy more than sitting in front of the fire, knitting for my grandson."

We know how a bit of home comfort goes a long way.

Maree and her family have been AGL gas customers for 32 years and have never had a problem with service or reliability. Not only does she enjoy the warmth of a gas fire, she prefers gas cooking and hot water as well.

"A hot shower after a day with my grandson is just perfect."

Maree thought that retirement would mean slowing down but she's kept busy with her growing family.

"I have one grandson and two grandchildren on the way. It will certainly mean the family home will be bustling again."



Natural Gas Sales

	Performance	Features
Total sales	172.9 PJ (+8.8 PJ)	Increase due to the acquisition of Terra Gas Trader Pty Ltd (TGT) in January 2005, offset by milder winter.
NSW	65.1 PJ (-1.4 PJ)	Decrease driven by milder winter and small loss of mass-market customers.
VIC	60.2 PJ (-2.9 PJ)	Decrease driven by milder winter despite increase in mass-market customer numbers.
SA	5.8 PJ (+0.6 PJ)	Increase driven by the introduction of full retail contestability in SA and growth in commercial and industrial customer load.
Wholesale	TGT 13.7 PJ Incitec 10.9 PJ ActewAGL 8.3 PJ Country Energy 2.4 PJ International Power 1.8 PJ Total (+12.4 PJ)	Acquisition of TGT in January 2005 offset by reduction of gas supplied to International Power.

Electricity Sales

	Performance	Features
Total sales	22,279 GWh (-16 GWh)	Steady volume resulting from a small net decrease in mass-market customer numbers, offset by growth in business contract loads in VIC, NSW and QLD.
NSW	4,937 GWh (+885 GWh)	Growth achieved through the successful acquisition of mass-market customers and from securing additional business contract load.
VIC	9,478 GWh (-19 GWh)	Small decrease in the number of mass-market customers, partly offset by growth in business contract load.
SA	7,236 GWh (-1,078 GWh)	Decrease driven predominantly by the loss of 80,000 mass-market customers throughout the year.
QLD	629 GWh (+197 GWh)	Growth achieved from securing additional business contract load.

national Alternative Contact Service, put additional information on our website, and improved our energy efficiency advice.

Delivering the brand promise

During the year we launched the *Switched on Living* campaign. AGL wants to be recognised as the leading provider of comfort and control to Australian households and as being 'switched on' to people's energy needs. This includes our desire to give them unrivalled energy know-how, advice and service.

To help back this up AGL invested in a range of initiatives to provide sales and service staff with energy know-how. During the year 383 staff and sales agents received training under an initiative known as *Energy Matters*. Participants were given a better understanding of relative energy usage through various applications in the home, energy efficiency tips and green energy options.

AGL continues to monitor opportunities arising from innovative metering technology as a means of providing customers with more flexible products and services. A key potential customer benefit is the ability to manage energy usage more efficiently.

Retail regulation

During the year a retail electricity pricing decision for the next three years was determined in South Australia by the Essential Services Commission of South Australia. When combined with the four-year agreements for gas and electricity price paths that started earlier in Victoria, and the existing arrangements for gas in NSW, these arrangements give customers and Shareholders a level of future price certainty.

AGL maintains support for national consistency in the regulation of Australia's retail energy markets. During the year the Ministerial Council on Energy agreed to move towards a national regulatory framework. This positive step should provide further opportunity for retailers to deliver more effective and consistent service to customers regardless of their location.



ships.

Barry Parsons, Gas Networks Project Manager, *Powerco*, Tasm

Agility

Portfolio growth

Agility's profit contribution before borrowing costs and tax increased by 14.2% to $63.4 million, as new and existing clients and contracts continued to provide recurring revenue.

This increase was the result of a strategy to develop further customer relationships, capability, geographic coverage and credibility across Australian energy and utility markets.

Agility also won a number of significant new contracts over the past year, including:

- Water mains rehabilitation for Sydney Water Corporation in NSW;
- Natural gas network construction, operation and maintenance for Powerco in Tasmania;
- Live Line overhead electricity network maintenance for Energex in Queensland;
- Natural gas lateral pipeline construction for Hammersley Iron in Western Australia;
- Natural gas pipeline repair for Santos in Queensland;
- Live Line services and air brake switch inspection and maintenance for Ergon Energy in Queensland;
- Coal seam methane plant engineering consultancy for APA/Arrow Energy in Queensland; and
- Operations and maintenance for APA's Parmelia pipeline in Western Australia.

In addition Agility is now on a number of preferred supplier panels for utilities, including Sydney Water Corporation, Ergon Energy and the Water Corporation of Western Australia. All of these wins are evidence of Agility's success in expanding its traditional gas and electricity network base in NSW and Victoria, and its traditional natural gas pipeline base. Agility is now pursuing actively opportunities in NSW, Queensland, Western Australia, Tasmania and Victoria in electricity, gas and water/wastewater.

Capability expansion

Agility has set in place a plan to develop continuously skills and upgrade resources to meet the needs of clients. A recruitment program has been established and the business has acquired Oakland Construction - a preferred construction and maintenance provider to Energex in south-east Queensland. Oakland Queensland. Oakland specialises in high-voltage underground electrical assets and will strengthen Agility's underground services capability, originally developed in gas.

By expanding capability in Queensland, Agility is well placed to capitalise on the rapidly growing market for outsourced services driven by Ergon Energy's and Energex's capital works programs.

Agility has also expanded its capability by developing a Multi-Utility team in NSW to provide relocation services for gas, electricity and water assets. Agility can now provide a full service from design and utility liaison through to traffic management and community relations. The initiative will provide cost savings in project management for both clients and Agility. Clients, such as local councils, will also have the added convenience of dealing with a single service provider.

"For me, a strong partnership is what counts."

We know how to commit to a relationship.

In 2002 Powerco was awarded the natural gas distribution rights in Tasmania. To deliver the first stage of pipeline and network construction, Barry Parsons, Gas Networks Project Manager for Powerco, knew that Agility had the experience and proven ability to deliver.

What convinced him to keep working with us on the next stage, was a common value when it came to teamwork. By the end of 2007, Powerco expects to have delivered more than 250 km of Tasmania's natural gas distribution network in partnership with Agility.

"A good operational partnership is vital when delivering something this big. It's a real team approach to success."



Adding value to customer relationships

Agility is aware of increasing demands on asset owners and operators and is looking to work in partnership with clients to share this load.

This approach was demonstrated through the relationship Agility developed with Aurora Energy in Tasmania. Working with the Aurora management team, Agility used its experience and innovative design techniques to help resolve Aurora's issues. Colleagues from both organisations worked in each other's business locations to improve operational efficiencies as part of an employee sharing program. This sharing of knowledge and skills resulted in an extremely successful partnership.

In recognition of this dedicated teamwork, Aurora Energy presented Agility with a *Subcontractor of the Year Award* for 2004.

Agility's commitment to developing a working alliance partnership, resulted in significant improvements to Aurora's overall bottom-line business performance.

During the year Agility commissioned qualitative and quantitative customer research to better understand its clients' current and future requirements. Agility intends to use this to develop further its service offerings and to build its customer relationships.

Increasing market credibility

Since its inception in 2000, Agility has recognised the need to build credibility in the broader market place if it is to be successful in growing further third-party business. The primary means of building credibility is by demonstrating capability for third-party clients. Occasionally this has meant starting with smaller jobs and working its way up.

Agility has also sought to build credibility through participation in exhibitions, conferences and professional associations, and has been active in presenting technical papers to industry conferences and in industry journals. Through these, Agility has been able to publicise a number of technical innovations and demonstrate our industry expertise. These innovations include:

- A Field Data/Middleware project that enhanced applications for GIS (Geographical Information Systems); and
- A Network Reliability package that uses off-the-shelf components to optimise electricity network reliability.

Agility's Australia-wide presence



Agility manages

10,000 km
of high pressure gas transmission pipelines*

27,400 km
of gas distribution networks

10,285 km
of electricity distribution networks

330 MW
of peaking plants

1,329
employees

* manages and services

Agility has made good progress in the water industry by completing several complex projects for Sydney Water during the past 18 months.

Agility was awarded two water main renewal projects to enhance water quality and services to the Sydney Metropolitan and Illawarra regions in NSW. The first project involved renewal of 16 km of water reticulation in 50 streets and the second project, a further 30 km of water mains renewal across 100 streets.



Angela Eden, AGL green electricity customer, Adelaide

Power Assets

AGL Power Assets, including the contribution from Loy Yang Power, provided a profit contribution before borrowing costs and tax of $31.2 million, up $13.7 million on last year. This increase was primarily the result of a full-year contribution from Loy Yang Power. AGL purchased a 32.5% share in Loy Yang Power on 8 April 2004 and therefore this investment only contributed to the AGL Power Assets' result for part of the previous financial year.

Loy Yang Power

AGL's 32.5% investment in the Loy Yang power station and adjacent coal mine represents a key component of our strategy of growing ownership interests in upstream assets. The power station is the largest base load electricity generator in Victoria. With an installed capacity of 2,200 MW, it supplies about one quarter of the State's power requirements and underpins its manufacturing industry. It is located on about 5,800 hectares near Traralgon in Victoria's Latrobe Valley, 165 km east of Melbourne and employs about 500 regional Victorians.

The 2004/2005 financial year contribution was $9.5 million which compares with the $2.7 million from the less than three months contribution for 2003/2004. Low generation revenue is the principal reason for the 2004/2005 performance which has been adversely affected by lower pool prices and the slower than forecast take up rate of contracts by counter parties, leaving Loy Yang Power with a higher percentage exposure to pool prices during the year.

Gas-fired generation

AGL's two gas-fired power stations, Somerton in Victoria and Hallett in South Australia, play an important role in mitigating our potential risk to the volatility of electricity spot prices during periods of peak electricity demand. As such they tend to operate during the summer and winter seasons but are available to supply the market throughout the year. In addition, the Somerton power station provides network support to the AGL and former TXU electricity networks in Victoria. Somerton has 150 MW of installed capacity, while Hallett has 180 MW. Hallett has distillate as an alternative fuel, which enhances security of supply.

The total electricity generated from the Somerton and Hallett power assets was 63.2 GWh, an increase of 1.4 GWh on the previous year, mainly due to higher demand in South Australia.

AGL's third gas-fired power station is a 20 MW plant located at Cawse in Western Australia. It supplies electricity, steam and desalinated water to the OMG Cawse nickel mine (60 km north-west of Kalgoorlie).

AGL also has a 50% ownership interest in the 13 MW Windimurra power station, which has been earmarked for sale. The Xstrata vanadium mine to which this plant supplied electricity ceased operations in February 2003. The plant is being maintained in its current location in Western Australia (70 km east of Mt Magnet) until a suitable purchaser is identified.

AGL is actively pursuing other opportunities to expand its power generation portfolio to complement its retail position. Several opportunities were evaluated during the year and it is expected that additional development projects will start in 2006.

"I want to make a difference for my children's future."

AGL knows how green electricity options help to make a difference.

Angela is always busy, running her own business, caring for her two kids and spending time with her partner. Sitting down and getting a moment to herself is not something she gets a chance to indulge in often. An AGL customer for about ten years, she switched to our Green Living plan because it was an easy first step towards making a difference.

"You want to do the right thing environmentally and you have to start somewhere. I look at it for my kids. It's their future and we all need to be responsible for doing what we can to protect it."



Investing in renewable sources of power generation

Consistent with AGL's strategy of increasing investment in power generation and to meet the Federal Government's requirement to supply 2% of all retail energy from a certified green source, AGL has secured the development rights for a 90 to 135 MW wind farm at Hallett. A decision whether or not to invest will be taken later this year. The project is currently awaiting approval of a generation licence.

In addition to integrating the wind farm into the existing Hallett power station facilities, AGL is evaluating a proposal to expand the current gas-fired capacity. Approval has already been obtained to install additional gas turbines with a capacity of up to 250 MW. AGL also continues to examine potential additional opportunities to take advantage of the Hallett area's sizeable wind resource.

AGL currently supports renewable sources of power generation through its investment in landfill gas and biogas power stations, and financial contracts for a number of wind farm developments.

Renewable energy produced by AGL



Landfill gas own and operate	13%
Biogas own and operate	11%
Wind Power Purchase Agreement (PPA)	76%

AGL's interests in power generation and power purchase agreements



1 Gosnells (Landfill Gas)
2 Rockingham (Landfill Gas)
3 Starfish Hill (Wind Farm PPA)
4 Coopers Brewery (Cogeneration)
5 Hallett and Hallett Expansion
6 Canunda (Offtake Agreement)
7 Somerton
8 Tasmania (Landfill Gas)
9 Werribee (Biogas)
10 Loy Yang Power
11 Nowra (Landfill Gas)

Energy investments and LPG

Australian energy investments

ActewAGL (50%)

The ActewAGL distribution and retail joint venture contributed $53.0 million to profit before borrowing costs and tax, an increase of $2.1 million from the previous year.

Tariff reductions in the electricity and gas distribution businesses were offset by lower costs, higher customer contributions for capital works, the expansion of Ecowise (a subsidiary providing environmental monitoring and analytical services) and the provision of management services to TransACT.

Following the March 2004 Independent Competition and Regulatory Commission (ICRC) pricing review, revised distribution prices for the electricity distribution network commenced on 1 July 2004. Three months later, the ICRC issued its Final Decision for the ActewAGL gas network in the ACT and Queanbeyan area, with revised distribution pricing effective from 1 January 2005.

A highlight of the year was the signing of a three-year contract with the ACT Government bus company, ACTION, to supply natural gas for part of its bus fleet. Initially 28 buses will be supplied with natural gas, with 54 buses (12% of the ACTION fleet) expected to be powered by natural gas by 2005/2006.

ActewAGL is a joint venture between AGL and the ACT Government. It was established in 2000 and is the first utility joint venture in Australia between a private company and a publicly-owned enterprise. It owns and operates the electricity and gas networks in the ACT and the gas networks in Queanbeyan, Nowra and the former Yarralumla Shire in NSW, as well as operating the ACT's water and sewerage assets. ActewAGL also manages the operations of the TransACT telecommunications services business. The joint venture has approximately 150,000 electricity and 107,000 natural gas customers.



A highlight of the year was the signing of a three-year contract with the ACT Government bus company, ACTION, to supply natural gas for part of its fleet.

Australian Pipeline Trust (30%)

AGL's 30% equity-accounted investment in the Australian Pipeline Trust (APA) contributed $19.4 million to profit before borrowing costs and tax, a decrease of $18.6 million from the previous year. Last year's result included a one-off tax benefit of $27.9 million (AGL's 30% share) following APA's election to enter into tax consolidation with effect from 1 July 2003. However, APA's underlying earnings improved by 36% from $14.3 million (AGL's 30% share) in the prior year to reflect the acquisition of the CMS Energy Corporation's interest in the Parmelia and Goldfields pipeline assets in Western Australia for $206 million, together with the 30% minority interest in the Ballera to Mt Isa pipeline.

APA owns, or has an interest in, more than 7,500 km of gas transmission pipelines in Australia. APA has a major presence in NSW, Queensland, the Northern Territory and Western Australia. It transports close to 25% of Australia's natural gas consumption through a network of pipelines which comprise a mix of mature, established pipelines and more recently completed greenfield pipelines.

PNG Gas pipeline (50%)

AGL's involvement in the PNG Gas Project has seen the addition of two conditional agreements which complement the role that AGL has in a consortium with Malaysian company Petronas (known as APC), to build, own and operate the Australian segment of the PNG Gas pipeline.

The agreements entered into by AGL in July 2005 comprise:

- A conditional Gas Supply Agreement with the PNG Gas Project producers to purchase about 1,500 PJ of gas over 20 years from 2009 with an approximate value of $4.5 billion; and
- A conditional agreement to acquire from Oil Search a 10% stake in the upstream PNG Gas Project with an approximate value of $400 million.

Working in parallel with this investment opportunity, APC commenced the FEED exercise in May 2005 after APC awarded this phase to the international engineering firm GHD Pty Ltd.

A final investment decision is expected on the PNG Gas Project in 2006. This decision will depend on securing sufficient gas sales agreements to enable the project to proceed, successful completion of the FEED exercises and APC concluding corresponding gas transportation arrangements with the PNG Gas Project producers.

APC and the PNG Gas Project producer group are targeting initial gas deliveries to customers from 2009, which will also see the start of AGL's purchase of PNG gas for supply to markets in NSW, South Australia, the ACT and Queensland.

Chile

GasValpo (100%)

GasValpo is a gas distributor and retailer situated in the coastal cities of Valparaiso and Viña del Mar, in the Region V of Chile. GasValpo distributes and sells gas to some 40,000 residential and commercial customers and 38 industrial customers.

GasValpo contributed $4.1 million profit before borrowing costs and tax to the Group's results.

From May this year GasValpo began supplying gas to the government-owned oil company ENAP. The five-year contract will deliver up to 7.1 PJ per annum and is expected to bring significant financial benefits. The following month, as planned, GasValpo successfully completed the conversion of the Caletones El Teniente copper smelter to natural gas. The use of natural gas brings economic and environmental benefits to this smelter, which services the world's largest underground copper mine.

The summer of 2005 has seen the recommencement of gas restrictions from Argentina. Restrictions are limited to GasValpo's industrial customers only and are expected to ease over the winter months. The Chilean Government has initiated a LNG project as an alternative gas supply option. This will be located in GasValpo's area. GasValpo has introduced a number of initiatives such as energy swaps and sourcing alternative gas supplies, to minimise the overall impact of the restrictions.

LPG

Elgas (50%)

Elgas' equity-accounted profit contribution to AGL before borrowing costs and tax of $13.5 million, is in line with last year's $13.9 million.

Warmer trading conditions in winter 2005 placed pressure on sales volumes, although profit levels were maintained due to the relatively strong Australian dollar, which enabled the company to maintain margins despite international LPG prices reaching record levels in US dollar terms during the year. A further boost followed the integration of the Swap 'n' Go business, which was acquired in January 2004, providing Elgas with strong growth in the leisure market.

H C Extractions (HCE) (100%)

In addition to distributing and retailing LPG through Elgas, AGL is involved in the production of LPG through its wholly-owned subsidiary HCE. Total LPG production of 37,000 tonnes was 7,000 tonnes higher than last year following last year's major maintenance shutdown. This, together with the record Saudi contract price, resulted in a higher contribution to profit before borrowing costs and tax of $6.0 million which was $4.6 million up on the previous year.

To produce the LPG, HCE processes the by-product gases from petrol production from the adjacent Caltex refinery in Kurnell, Sydney and converts them to useable energy in the form of propane, butane and naphtha. The combined propane and butane is sold as automotive LPG. The naphtha is returned to the refinery and used in the petrol-making process.

Property

Settlement of the penultimate stage (Lot 6) of the former gasworks site at Breakfast Point occurred in December 2004 for $31.0 million. An additional deferred settlement was paid in June 2005 of $11.3 million. Settlement of the remaining stage (Lot 7) for $42.0 million is due in June 2006.

The building upgrade and office fitout of AGL's new leased head office premises at St Leonards is progressing with the relocation scheduled for September 2005. AGL will occupy the whole of the building (11,200 m^2) obtaining efficiencies from the consolidation of a number of office locations in Sydney.

In addition, office fitouts to increase the space at AGL's South Australian Head Office at Eastwood and additional Contact Centre facilities at Canberra were completed during the year.



Stephanie Cotte, Campaign Coordinator, AGL Melbourne

People & Culture

Health, Safety & Environment

The health, safety and wellbeing of our people continues, as always, to be a core priority at AGL.

Most fundamental is our goal of having no employee injured or sick as a result of working for AGL. Our lost time injuries rate rose this year, with the rate of 5.2 up on last year's rate of 3.6. The increase is disappointing. It is pleasing however that the overall severity of injuries decreased compared to the previous year. AGL is implementing positive performance indicators aimed at giving early signals if cultural and workplace awareness of safety is improving or falling. This is aimed at improving the new year's rate.

To emphasise the critical importance of keeping our people safe throughout AGL, our health and safety program Life Guard introduced a new initiative called *Look it's up to me*, aimed at helping employees recognise and take some personal ownership for keeping safe at work.

Life Guard, now in its tenth year at AGL, is based on international standards: ISO 14000 for Environmental Management Systems, and Australian and NZ Standards for Safety Management Systems, AS 4801. It provides the standards, processes, resources and skills to identify hazards in the workplace and implement the controls needed to prevent incidents at all of AGL's Australian operations, as well as at ActewAGL and GasValpo.

Leadership

Our commitment to leadership development at AGL broadened this year with the addition of the *Emerging Leaders Program*. This initiative provides bi-monthly forums and networks to encourage the early development of tomorrow's leaders. This augments other well-established leadership development programs, including the Senior Leadership Development residential program, and Unlocking Leadership, for our middle and front-line leaders.

Employee agreements

A total of four certified agreements were successfully negotiated this year for more than 600 award-based employees in Victoria and South Australia, as well as State agreements in Queensland and Tasmania. We applied the same principles we adopt in all enterprise bargaining agreements; namely to work towards a consistency of employment benefits and conditions for everyone at AGL, with priority on ensuring transparency of process and thorough consultation with both employees and unions.

"I love my work at AGL. Each day brings me new challenges."

We know how to help our people achieve their potential.

Stephanie started in one of our Contact Centres nearly five years ago. Since then, she's had a number of roles, making the most of our training and development programs.

"I have been extremely fortunate to work with leaders who have recognised my potential and encouraged me to take on new challenges and opportunities at every turn."

Earlier this year, she was nominated for a *Winning Ways* award, a program recognising exceptional achievements by employees in the workplace or in the community.

"To receive formal recognition from your peers is really special, you know that your work is valued."



For South Australian employees, the majority of whom work in our retail customer Contact Centre, priorities included family flexible options, access to carer's leave and increased clarity of working conditions. In Victoria, as in other States, the agreement included our commitment to review and redefine our employee classification structures. The outcome will be a clearly defined job skills and development framework through which employees can advance their careers. Internally, our focus has been on further enhancing the employee relations capability.

Diversity

This year we have increased our focus on building a workforce that truly reflects the diversity of our customer base. About 180 AGL leaders attended workshops where they were formally introduced to the principles and opportunities of creating a diverse workplace.

Our 2005 internal electronic calendar was updated to display important dates for all major cultural, ethnic and religious groups, and consideration of such dates is now incorporated into our business event planning.

A series of online Fact Sheets were recently introduced for employees seeking to understand the religious beliefs and practices of their team members better. In December AGL's Managing Director launched the Diversity Support Line, providing employees with toll-free and confidential access to independent consultants. Employees are encouraged to contact the Support Line with suggestions of how to make AGL a more diverse workplace and to report any incidents of harassment, discrimination or bullying. All incidents are independently investigated and if substantiated, addressed by AGL.

Recognition

AGL's *Winning Ways* recognition and reward program was refreshed this year to encourage more employees to nominate their colleagues. A hard-copy nomination form now makes it easy for field-based employees without access to a computer to nominate a colleague. Twenty people will be invited to join the special celebrations of our 2005 *Winner's Circle*.

Relocation

Following a successful relocation of all our Adelaide people to a new purpose-built facility last year, we made the decision to relocate most of our Sydney operations to a new dedicated facility at St Leonards. Our goal is to create a working environment that will support our core values of achievement, credibility and teamwork. The open workspace configuration, supported by a range of informal meeting spaces and quiet work areas, is an exciting and significant step in our cultural journey.


ewarding.

Claire Paddison, Manager Corporate and Community Partnerships, *Mission Australia*, Sydney

Community

Now in its second year, our community investment program *Energy for Life* encompasses a number of community initiatives: *Warmth in Winter* has helped provide more warm winter nights for Australians experiencing homelessness; *Employee Volunteering* offers the time for our employees to use their skills and enthusiasm; *Employee Giving* provides on-going donations to a range of charities; and *Energy Matters* continues to promote and develop energy efficiency skills among our staff and in the community.

Energy for Life allows us to give back to the communities in which we operate by using our energy know-how and expertise, and drawing on our collective skills to deliver benefits to social concerns that relate to our business.

Warmth in Winter

Our *Warmth in Winter* program addresses the issue of homelessness. It is a recognition that people experiencing homelessness do not normally enjoy the home comforts of AGL's products and services. Conceived by AGL staff and developed in partnership with peak homeless organisations in Victoria, NSW and South Australia, the program helps pay the winter energy bills of crisis and emergency accommodation services for people experiencing homelessness.

In its second year, applications were received from 210 emergency/crisis accommodation sites across metropolitan and regional NSW, Victoria and South Australia – more than double the number received last year. The contribution provided to these services was equivalent to providing 139,000 warm winter nights for Australian men, women and children experiencing homelessness.

This year we conducted a pilot program into providing energy efficiency audits for *Warmth in Winter* participants. These were offered at no cost to participants, with the aim of identifying energy saving opportunities to reduce costs. While it is in its early stages, there are positive signs that the participants found the audit information very useful. The pilot program is ongoing and also provides opportunities for participants to acquire energy-efficient appliances at a reduced price.

Employee Volunteering

AGL provides one paid work day every year for all employees to volunteer their time and skills to a community group, charity or cause of their choice. This year 430 AGL people took their volunteering day. Projects ranged from collecting donations on Melbourne streets for the Starlight Foundation, to repainting the kennel facilities of the Adelaide RSPCA animal shelter.

An employee survey indicated that nearly 40% of AGL people spent some personal time volunteering for their favourite community cause within the last year, with crisis telephone counselling, tree planting for local environment groups and coaching local soccer teams being just a handful of the hundreds of examples reported.

"It's rewarding to build relationships with companies to help disadvantaged communities across Australia."

We know how communities depend on the support of those around them.

Claire has been working with AGL for about two years on a number of programs that help raise money for people who need it most.

"AGL's support has been growing through employee volunteering and employee giving as well as corporate involvement through the *Warmth in Winter* initiative."

Warmth in Winter is a program where AGL helps pay the gas and electricity bills for emergency accommodation centres for homeless people across Australia. Claire is complimentary of AGL's support.

"It's great that it comes from all areas of the business – from the executive level to local office employees. I look forward to continuing the relationship."



Employee Giving

Energy for Life helps our people support the charities they care about through an *Employee Giving* program. Through the program AGL matches employee contributions dollar for dollar. The maximum amount AGL will match has recently been increased to $200,000 per year. This year nearly 14% of our people donated through the program. Collectively, the donations of our people and AGL contributed more than $320,000 to ten selected charities, including nearly $70,000 towards CARE Australia's tsunami relief efforts. Since *Employee Giving* was launched in September 2003, nearly $450,000 has been donated across the ten charities.

Energy Matters

Using our energy know-how, AGL is helping employees, customers and the broader community become more energy efficient by developing energy efficiency know-how. This year more than 10% of our people volunteered their time to take household energy efficiency training through the *Energy Matters* program. Many are now applying this training to promote energy efficiency in the broader community.

Our *Energy Matters* community pilot program based in Claymore, a suburb in western Sydney, provided local residents with hands-on assistance and practical know-how to reduce their energy bills. The program continues to be delivered in partnership with not-for-profit community capacity building group WorkVentures. While this program is still in a pilot phase, early results are encouraging.

The outcomes and lessons from this program are being carefully monitored and documented so we can use the learnings within our *Staying Connected* program – AGL's hardship program that assists customers experiencing difficulty paying their energy bills (see page 15). If the pilot is successful, AGL plans to expand and replicate this program into other selected communities experiencing hardship.






AGL
AGL


solutions.

Mike Newton, *Symex*, Port Melbourne

Environmental sustainability

AGL's focus on sustainable environmental performance is simply good business sense. It delivers Shareholder value by earning and keeping the confidence of our customers, employees and the community in which we operate in the short, medium and long term.

Greenhouse gas emissions

The need to stabilise greenhouse gas emissions and work to maintain the quality of the environment in which we live are concerns we all share. To this end, AGL has two goals: to achieve excellence in environmental management and performance and to reduce the greenhouse gas intensity of energy across the supply chain.

We believe it is important for Australia to establish a long-term greenhouse gas emission reduction goal and to map a path to achieve it.

An expansion of gas base load and shoulder generation will be an important element in the transition to a lower emissions economy. Our investment in the proposed PNG Gas pipeline, linking gas from the PNG Highlands to eastern Australia, will help ensure security of gas supply to east coast markets. This will help create the supply conditions for the expansion of such generation capacity.

To improve discussion with our stakeholders about the greenhouse impacts of our business and customers' decisions, and to complement our internal business analysis of the impact of carbon constraints on our investment portfolio and retail business, AGL now reports comprehensively on greenhouse gas impacts. We use three approaches or 'footprints' for measuring these impacts. The energy supply footprint measures the impacts of the energy we supply to customers; our operational footprint measures the impacts of our facilities, networks and offices; and our equity footprint shows the greenhouse gas emissions associated with our investment interests. For more information about AGL's Greenhouse Gas policy and the greenhouse footprints go to AGL's website at: www.agl.com.au

Green energy

This year we expanded our green energy program through the launch of a new green product, *Green Living*. AGL customers now have the choice of purchasing 5%, 10%, 25%, 50% and 100% of their energy as accredited *Green Power*, or ensuring their energy is greenhouse neutral through the purchase of our offset product, *Green Balance*. We have also been working with the Victorian Government to promote awareness and uptake of green energy through a targeted media campaign.

AGL has purchased energy from wind farms and landfill gas generation facilities, including electricity from the Canunda and Starfish Hill wind farms in South Australia, and from our own landfill gas generation sites located at Nowra in NSW and Gosnells and Rockingham in Western Australia. AGL also added to its long-term wind renewable energy certificate

"We've now got an energy solution that suits us and the environment."

We know how to create sustainable energy options for business

Mike Newton is Managing Director of Symex, a world-competitive manufacturer of oleo-chemicals. Under a 15-year agreement, AGL will build, own and operate a gas turbine cogeneration plant at Symex's Port Melbourne site. The plant will provide all the electricity needed for processing and subsidiary operations, with surplus supplied to the Victorian grid to power around 3,700 average households annually.

The expected reduction in carbon dioxide emissions is the equivalent of taking about 5,700 cars off the road per year.

"The cogeneration plant gives us better supply reliability and cost certainty over the next 15 years, with the added bonus of generating electricity savings."



offtake agreements with the commissioning of the 89 MW Walkaway wind farm, located near Geraldton in Western Australia.

We are pursuing our own renewable energy investment opportunities to support the decisions of our customers and to reduce greenhouse gas emissions. We have secured the development rights to a 90 to 135 MW wind farm adjacent to AGL's Hallett power station in South Australia (see page 19). We are also developing new landfill generation projects at Hobart and Glenorchy in Tasmania and Gosford in NSW.

Helping customers reduce energy usage

We use our significant energy know-how and experience to help customers manage their energy usage.
Examples include:

- Working with Symex to build, own and operate a 4.4 MW gas turbine cogeneration plant at their site in Port Melbourne;
- The installation of energy conservation measures under an energy performance contract with Manly Hospital, Sydney. Initial measurement and verification of savings indicate reductions in energy usage well in excess of guaranteed savings; and
- Working with Melbourne Water to extend AGL's existing biogas power generation facility by a further 4 MW, making this the largest biogas generation project in Australia.

Loy Yang Power

AGL continues to work with its consortium partners and Loy Yang Power management on greenhouse emission issues.

We recognise that Loy Yang's fuel source and scale makes it a major emitter of greenhouse gases, accounting for approximately 7% of national stationary energy sector emissions. However, it is the most efficient brown coal generator in Australia, with the lowest greenhouse gas emission per unit of electricity produced from brown coal and is a long-term participant in voluntary greenhouse programs such as the Greenhouse Challenge Program and the Generator Efficiency Standards.
Loy Yang Power is also working with the Cooperative Research Centre for Clean Power from Lignite and other industry participants, to establish a pilot coal dewatering plant at Loy Yang. The technology has the potential to significantly reduce the level of greenhouse emissions from the combustion of brown coal and is being supported by the Victorian and Federal Governments.

This year Loy Yang Power won the Victorian Government's Strzelecki Sustainability Award for Industry Best Practice in the mining, extractive and petroleum industries.

Environmental goals

As part of our commitment to reducing greenhouse emissions from our office operations, the energy used in our five major offices is greenhouse neutral.

We have also strengthened our understanding of our environmental impact in areas such as waste, recycling and paper use, and completed the roll out of the Green Office program so that it fully covers all Australian operations.
As part of this program we have established environmental goals to improve further the efficiency of our corporate office operations.

Corporate governance.

A. AGL's approach to corporate governance

A.1 Overview

The AGL Board considers best practice corporate governance standards support sustainable performance by AGL over time. The Board is committed to best practice standards of governance, underpinning how AGL conducts its business.

In determining what is best practice governance for AGL, the Board has taken into account the Australian Stock Exchange (ASX) 'Corporate Governance Council, Principles of Good Corporate Governance and Best Practice Recommendations' of March 2003, the Corporations Act 2001 (including CLERP 9 amendments), and other related best practice guidelines. The Board's philosophy is to adopt principles, practices and recommendations that are in the best interests of AGL. Consistent with ASX Corporate Governance Council Best Practice Recommendations, AGL's corporate governance practices are regularly reviewed. They are available on AGL's website.

A.2 Compliance with ASX Corporate Governance Council Best Practice Recommendations

The ASX Listing Rules require listed companies to include in their Annual Report a statement regarding the extent to which they have adopted ASX Corporate Governance Council Best Practice Recommendations. To the extent that companies do not adopt any of the recommendations, they must identify these and provide an explanation for the difference in approach to governance practices.

The Board considers that AGL's governance practices either comply or are consistent with ASX Corporate Governance Council Best Practice Recommendations. This statement provides details of AGL's adoption, during the financial year, of the Best Practice Recommendations. It addresses each principle and describes AGL's response.

ASX Corporate Governance Council Best Practice Recommendations

Principle 1	Lay solid foundations for management and oversight
Principle 2	Structure the Board to add value
Principle 3	Promote ethical and responsible decision making
Principle 4	Safeguard integrity in financial reporting
Principle 5	Make timely and balanced disclosure
Principle 6	Respect the rights of Shareholders
Principle 7	Recognise and manage risk
Principle 8	Encourage enhanced performance
Principle 9	Remunerate fairly and responsibly
Principle 10	Recognise the legitimate interests of stakeholders

PRINCIPLE 1: Lay solid foundations for management and oversight

PRINCIPLE 2: Structure the Board to add value

PRINCIPLE 8: Encourage enhanced performance

B. Board of Directors

B.1 Membership and expertise of the Board

The Board is comprised of eight non-executive Directors and one executive Director who have a broad range of skills and expertise. The Managing Director is the executive Director and Chief Executive Officer (CEO) of AGL. The Board's size and composition is subject to limits imposed by AGL's Constitution, which provides for a minimum of three Directors and a maximum of ten until changed by Shareholders.

The Directors of AGL at any time during the financial year, or since, are listed below with a brief description of their qualifications, experience, other directorships and special responsibilities.

ASX Corporate Governance Council (ASXCGC) Best Practice Recommendation 2.1

Mark Johnson LLB MBA – Chairman, Age 64

Term:	Non-executive Director since 1988. Appointed Chairman on 3 December 2003 following appointment as Deputy Chairman in October 1996.
Independent:	Yes.
Committees:	Chairman of the People and Performance, and Health, Safety and Environment Committees.
Directorships:	Deputy Chairman of Macquarie Bank Limited (commenced as a Director in 1987) and Chairman of Macquarie Infrastructure Group (commenced as a Director in 1996). He is also Chairman of the Australian Strategic Policy Institute.
Experience:	Previously he was a Director of Biota Holdings Limited and within the last three years a Director of New Zealand Futures and Options Exchange Ltd.

Charles Allen AO MA MSc, Age 69

Term:	Non-executive Director since 1996.
Independent:	Yes.
Committees:	Member of the Audit & Risk Management and Health, Safety and Environment Committees.
Directorships:	Chairman of Air Liquide Australia and a Director of Amcor Limited (commenced in 1996) and Earthwatch Australia.
Experience:	Retired as Managing Director of Woodside Petroleum Limited in 1996. Within the last three years he was a Director and Chairman of National Australia Bank Limited (commenced in 1992, retired in 2004).

Sir Ronald Brierley, Age 68

Term: Non-executive Director since 1987.
Independent: Yes.
Committees: Member of the Health, Safety and Environment Committee.
Directorships: Chairman of Premier Investments Limited (commenced in 2002) and a Director of Tooth & Co Limited (commenced in 1994). His offices overseas include Chairman of Guinness Peat Group plc.
Experience: Previously he was a Director of Adsteam Marine Limited.

David Craig BEc CA, Age 50

Term: Non-executive Director since 11 May 2005.
Independent: Yes.
Committees: Member of the Health, Safety and Environment Committee.
Experience: Currently the Chief Financial Officer (CFO) of the Australand Property Group. He was previously Global Transition Finance Leader for IBM's Business Consulting Services and Global CFO of PWC Consulting.

Tony Daniels OAM, Age 70

Term: Non-executive Director since 1999.
Independent: Yes.
Committees: Member of the Audit & Risk Management and Health, Safety and Environment Committees.
Directorships: Director of the Commonwealth Bank of Australia (commenced in 2000).
Experience: Retired as Managing Director of Tubemakers of Australia Limited in December 1995. During the last three years he was also a Director of Orica Limited (commenced in 1995, retired in 2003).

Carolyn Hewson BEc (Hons) MA, Age 50

Term: Non-executive Director since 1996.
Independent: Yes.
Committees: Member of the Audit & Risk Management and Health, Safety and Environment Committees.
Directorships: Director of Westpac Banking Corporation (commenced in 2003).
Experience: Community involvement includes board or advisory roles with the YWCA NSW, the Royal Humane Society of New South Wales and The Australian Charities Fund. Within the last three years she was a Director of CSR Limited (commenced in 1995, retired on 14 July 2005) and also a Member of the Economic Development Board (South Australia).

Greg Martin BEc LLB – Managing Director, Age 45

Term: Appointed Managing Director from 1 March 2001.
Independent: No.
Committees: Member of the Health, Safety and Environment Committee.
Directorships: Director of AGL 50% owned Elgas Ltd.
Experience: Mr Martin has been with AGL for 24 years. He is Chairman of the Energy Supply Association of Australia Limited and is Chairman of the Royal Botanic Gardens and Domain Trust. Within the last three years he was Chairman of NGC Holdings Limited in New Zealand.

Max Ould BEc, Age 58

Term: Non-executive Director since 1 January 2004.
Independent: Yes.
Committees: Member of the People and Performance, and Health, Safety and Environment Committees.
Directorships: Director of Pacific Brands Limited (commenced in 2004) and Foster's Group Limited (commenced in 2004).
Experience: Previously Managing Director of National Foods Limited.

Graham Reaney BCom CPA, Age 62

Term: Non-executive Director since 1988.
Independent: Yes.
Committees: Chairman of the Audit & Risk Management Committee, Member of the People and Performance, and Health, Safety and Environment Committees.
Directorships: Chairman of PMP Limited (commenced in 2002), a Director of St George Bank Limited (commenced in 1996) and a Director of So Natural Foods Australia Limited (commenced in 2001).
Experience: Retired as Managing Director of National Foods Limited in 1996, prior to which he was Managing Director of IEL.

The Board met nine times during the year. Directors' attendances are set out on page 38 of this Annual Report.

ASXCGC Best Practice Recommendation 2.5

B.2 Board responsibilities

The Board's responsibilities are encompassed in a formal Charter that is published on AGL's website. The Charter is reviewed annually to determine whether any changes are necessary or desirable. There have been no major changes to the Charter.

The major roles the Board has defined to fulfil its responsibilities are:

- Review and approve the strategic direction of AGL with management and monitor management's implementation of that strategy;
- Monitor financial outcomes and the integrity of reporting, and in particular, approve annual budgets and longer-term strategic and business plans;
- Set specific limits of authority for management to commit to new expenditure, enter contracts or acquire businesses;
- Monitor the effectiveness of AGL's audit, risk management and compliance systems that are in place to protect AGL's assets and to minimise the possibility of AGL operating beyond legal requirements or beyond acceptable risk parameters;
- Monitor compliance with regulatory requirements (including continuous disclosure) and ethical standards, including reviewing and ratifying codes of conduct and compliance systems;
- Select and appoint (and, if appropriate, remove from office) the CEO, determine his/her conditions of service and monitor his/her performance against established objectives;
- Ratify the appointment (and, if appropriate, the removal from office) of the Chief Financial Officer (CFO) and the Company Secretary;
- Approve conditions of service and performance monitoring procedures to apply to senior management;
- Review senior management succession planning and development regularly; and
- Provide effective and timely reporting to Shareholders.

ASXCGC Best Practice Recommendation 1.1

B.3 New Directors

The Board issues formal letters of appointment for new Directors setting out the key terms and conditions relative to that appointment, and the expectations of the role of Director. New Directors also receive an induction pack which provides key details about AGL.

ASXCGC Best Practice Recommendation 1.1

B.4 Selection and role of the Chairman

The Chairman is selected by the Board. The roles of Chairman and CEO are not exercised by the same individual.

The Chairman presides over Board and General Meetings of AGL. He/She has the task of making sure that the Board is well informed and effective, and that the members, individually and as a group, have the opportunity to air differences, explore ideas and generate the collective views and wisdom necessary for the proper operation of the Board and AGL.

The Chairman is responsible for meetings being conducted competently and ethically, and providing effective leadership for the Board to review and approve the strategic direction of AGL. He/She must conduct General Meetings efficiently and give Shareholders adequate opportunity to air their views and obtain answers to their queries.

Among the Chairman's other responsibilities are:

- See that new Board members are well briefed and have access to information on all aspects of AGL's operations;
- Be the Board's representative in dealings with management, ensuring that its views are communicated clearly and accurately;
- Act as the primary counsellor to the CEO; and
- Represent the views of the Board externally on appropriate occasions.

ASXCGC Best Practice Recommendation 2.3, 8.1

B.5 Delegation to the CEO

The Board delegates responsibility for implementing the strategic direction and for managing the day to day operations of AGL to the CEO.

There are clear lines of communication established between the Chairman and CEO to ensure that the responsibilities and accountabilities of each are clearly understood.

The CEO has a formal service contract setting out duties, responsibilities, rights, conditions of service and termination entitlements. The conditions of service require the permission of the Chairman to be sought before any outside appointment can be taken up by the CEO.

ASXCGC Best Practice Recommendation 1.1

B.6 Director independence

All current non-executive members of the Board are independent. In determining independence the Board applied the guidelines on director independence in the ASX Corporate Governance Council Best Practice Recommendations and other best practice guidelines.

The Board has specifically considered the independence of all non-executive Directors. The Board has determined that each non-executive Director, including those whose tenure exceeds ten years, remains independent. In forming this view the Board had regard to the conduct of Directors in Board meetings as well as discussions with Directors regarding their independence.

Specific arrangements are in place to deal with any conflict of interest issues that may arise with the Chairman over the provision of investment banking services by Macquarie Bank Limited.

Since the previous year, no Director has received or become entitled to receive a benefit because of a contract between any company in the AGL Group and the Director, or a firm in which the Director is a substantial member, or an entity in which the Director has a substantial financial interest, other than:

- In the case of non-executive Directors, remuneration as disclosed on page 45 of this Annual Report which includes participation in the Shareholder approved AGL Share Purchase Plan; and
- In the case of the CEO, a contract of employment and the Shareholder approved entitlements under the Long-Term Incentive Plan.

ASXCGC Best Practice Recommendation 2.1, 2.2, 2.5

B.7 Review of Board and senior management performance

AGL has processes in place to review the performance of senior management and Board members. Each year the Board devotes time to consideration of broad corporate governance matters, including the continuing relevance of existing committees and to reviewing its own and individual Director's performance. The Chairman is responsible, in the first instance, for monitoring the contribution of individual Directors and counselling them on any areas for improvement. In this he is assisted by the People and Performance Committee. In turn, individual Directors use an appraisal form to assess the performance of the Board and the Chairman.

Each senior manager, including the CEO, has personal objectives as well as objectives related to business units and AGL as a whole. The CFO and other senior management have formal service contracts in place. They are assessed against their objectives on an annual basis, or more frequently if that is indicated or required.

The assessment and monitoring of the CEO is handled by the Chairman with the assistance of the People and Performance Committee. The Committee makes an initial assessment and recommendation to the Board. After discussion the Chairman communicates the Board's views to the CEO. Assessment and monitoring of other senior managers is handled by the CEO who reports in detail to the Chairman and the People and Performance Committee.

ASXCGC Best Practice Recommendation 8.1

B.8 Director education and access to independent professional advice

Directors have unfettered access to AGL records and information reasonably necessary to fulfil their responsibilities. Directors also have access to the Company Secretary and other relevant senior management to seek explanations and information. They receive regular detailed reports on financial and operational aspects of AGL's business and may request elaboration or explanation of those reports at any time. Each Director has the added right to seek independent professional advice at AGL's expense. Prior approval of the Chairman is required but this may not be unreasonably withheld.

As set out at B.4, the Chairman is responsible to see that new Board members are well briefed and have access to information on all aspects of AGL's operations. Directors and senior management are encouraged to broaden their knowledge of AGL's business and to keep abreast of developments in business more generally by attendance at relevant courses, seminars and conferences. AGL meets expenses involved in such activities.

ASXCGC Best Practice Recommendation 2.1, 2.5, 8.1

B.9 Board succession

Succession planning for the Board is reviewed regularly, first by the People and Performance Committee, and then by the Board. Over the next two to three years a Board renewal process is being undertaken. It is important that this is staged to ensure an orderly transition and enable new Directors to gain the necessary knowledge base given the long-term and cyclical nature of factors influencing the business such as regulatory decisions.

In considering potential new Directors to commend to Shareholders, the Board seeks to identify candidates with appropriate skills and experience to contribute to the effective direction of AGL, who can exercise an independent and informed judgement on matters which come to the Board and who are free of any business or other relationships that may interfere materially with the exercise of that independent judgement. As set out at B.3, new Directors receive formal letters of appointment from the Chairman, which set out the key terms and conditions relevant to that appointment and the expectations of the role of Director.

ASXCGC Best Practice Recommendation 2.3, 2.5

C. Board Committees

To assist it in carrying out its responsibilities the Board has established three standing committees of its members. They are:

- Audit & Risk Management Committee;
- People and Performance Committee (which combined the Nomination and Remuneration Committees in 2003/2004); and
- Health, Safety and Environment Committee.

Each Committee has a charter that outlines its responsibilities, which are all on AGL's website.

ASXCGC Best Practice Recommendation 1.1, 2.4, 4.2, 9.2

C.1 Audit & Risk Management Committee

The Board has established an Audit & Risk Management Committee, comprising four non-executive Directors, all with appropriate financial experience. They are Graham Reaney (Chairman), Charles Allen, Carolyn Hewson and Tony Daniels. Their qualifications are disclosed at B.1.

The Committee has a formal charter which has been reviewed by the Committee and the Board.

The CEO, CFO, General Manager Finance-Corporate, General Manager Group Strategic Risk, Manager Group Audit and the external auditor attend Committee meetings at the discretion of the Committee. The Committee meets privately with the external auditor on general matters concerning the external audit, and other related matters, including when considering the half-year and full-year financial reports.

The minutes of each Committee meeting are reviewed at the subsequent meeting of the Board and the Chairman of the Committee reports on the Committee's conclusions and recommendations.

The primary function of the Audit & Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities to Shareholders by:

- Monitoring the adequacy and integrity of financial reporting;
- Monitoring and reviewing the effectiveness of Group Audit;
- Overseeing and recommending to the Board matters in relation to the external auditor, including the appointment of external auditors and their fee;
- Monitoring and reviewing the external auditor's qualifications, performance and independence;
- Maintaining and overseeing a sound system of internal controls based on the adoption by the Board of a risk-based approach to the identification, evaluation and management of risks that are significant to the fulfilment of AGL's business objectives; and
- Reviewing the effectiveness of AGL's risk management and internal compliance and control system.

To fulfil its responsibilities and duties the Audit & Risk Management Committee:

Financial reporting processes

- Reviews and discusses with management and the external auditor the half and full-year financial reports, including notes to the financial accounts and other disclosures, and recommends to the Board whether the financial reports should be issued;
- Reviews AGL's accounting and financial reporting practices, including the effect of changes in accounting standards and practices, ASX listing requirements and corporate legislation. This includes discussing with management and the external auditor the application of those practices and standards to AGL financial reports;
- Reviews and discusses with the external auditor its report regarding significant findings in the conduct of its audit and management's response;
- Discusses with management and the external auditor any major issues relating to the system of internal controls over financial information; and
- Discusses with management and the external auditor the process and related information supporting the statements to the Board by the CEO and CFO, that AGL's financial reports present a true and fair view, in all material respects, of AGL's financial condition and operational results, and are in accordance with relevant accounting standards (ASX Corporate Governance Council, Principle 4.1).

Oversight of external auditor

- Recommends to the Board the selection and termination of the external auditor subject to Shareholder approval;
- Reviews the annual audit plan with the external auditor and approves the plan and audit fees;
- Reviews and discusses with the external auditor any matters relating to the conduct of the audit, including responses from management;
- Receives and reviews quarterly reports on non-audit services to ensure compliance with the Board's policy on maintaining the independence of the external auditor;
- Reviews annually the Board's policy on maintaining the independence of the external auditor and recommends any necessary changes;
- Reviews the performance of the external auditor having regard to the skills and capabilities of the lead external audit staff; and
- The external auditor reports directly to the Committee.

Risk management

- Reviews and approves AGL's risk management policy and framework for identifying and managing risk;
- Monitors the effectiveness of the risk management framework and the system of internal control. As part of monitoring and assessing the effectiveness of the system of internal control, the Committee regularly receives and reviews reports on internal control, particularly those included in the Annual Report;
- Reviews at least annually AGL's implementation of the risk management policy and framework; and
- Discusses with management, the General Manager Group Strategic Risk and Manager Group Audit the process supporting the statements to the Board by the CEO and CFO that the integrity of financial statements is founded on a system of risk management and internal compliance and control, and that AGL's risk management and internal compliance is operating efficiently and effectively in all material aspects (ASX Corporate Governance Council, Principle 7.2).

Internal audit

- Reviews the appointment and, if required, replacement of the Manager Group Audit;
- Oversees, reviews and approves the scope of the annual internal audit plan; and
- Reviews and discusses with the Manager Group Audit significant internal audit reports.

Legislative compliance

- Monitors the development and ongoing review of appropriate legislative compliance programs where applicable; and
- Receives, reviews and discusses with management regular reports on legislative compliance.

Review

- The Committee conducts a review of its performance annually as part of the overall Board performance assessment process.

The Committee met five times during the year. Directors' attendances are set out on page 38 of this Annual Report.

ASXCGC Best Practice Recommendation 4.2, 4.3, 4.4, 4.5, 7.1

C.2 People and Performance Committee

The People and Performance Committee was formed in May 2004 covering the previous Nomination and Remuneration Committees. Three non-executive Directors, Mark Johnson (Chairman), Graham Reaney and Max Ould are members of the Committee. The Committee has a formal charter that is reviewed regularly.

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities to Shareholders including by reviewing and ratifying remuneration and people policies, procedures and programs designed to:

- Meet long-term people needs through effective talent management and succession planning;
- Achieve clear alignment between the needs and requirements of key stakeholder groups (ie. customers, Shareholders and communities) and the objectives and values of AGL people;
- Reward AGL people for excellent performance and keep them committed and motivated;
- Encourage teamwork and shared learning;
- Foster the growth of AGL people to enable them to reach their full potential through performance management, development and training;
- Achieve compliance with relevant legislation and corporate governance principles on remuneration practices and employment policies; and
- Effectively overview remuneration practice, including incentives, superannuation and retirement benefits, for people at all levels, enabling AGL to attract and retain people who create value for Shareholders.

The Committee is responsible for making recommendations to the Board on matters including the following:

Recommendations to the Board relating to Board matters

- Reviewing strategic issues and commercial changes that impact AGL and the energy sector to determine the most appropriate structure, size, composition and tenure of the Board;
- Maintaining a healthy balance of skills, knowledge and experience across the Board by recommending new appointments and ongoing development for Directors;
- Determining Board performance assessment criteria and assessing performance;
- Rewarding Directors responsibly and fairly for their individual contributions to enhancing AGL's performance;
- Recommending to the Board the appointment and removal of Directors for consideration at a General Meeting of Shareholders;
- The time required to be committed to AGL business by non-executive Directors; and
- Recommendations in relation to Board succession, planning and Director remuneration policy.

Recommendations to the Board relating to the CEO

- Setting and reviewing performance objectives for the CEO and evaluating his/her contribution and effectiveness;
- Rewarding the CEO responsibly and fairly for his/her contribution to enhancing AGL's performance; and
- The recruitment, retention and termination policies and procedures for the CEO.

Recommendations to the Board relating to the senior leadership team

- Reviewing the CEO's recommendations on senior leadership remuneration and reward, and on succession plans for key senior positions within the Company;
- Maintaining a balance of skills, knowledge and experience across the senior leadership team, through reviewing recommended structures, new appointments and assessing ongoing leadership development; and
- The recruitment, retention and termination policies and procedures for members of the senior leadership team.

Recommendations to the Board on AGL philosophy and policy issues

- Providing counsel and guidance to the business in relation to talent, succession planning and performance management; and
- Monitoring remuneration policies and practices (including incentive policies) to ensure they enable AGL to attract and retain people who create value for Shareholders and who uphold and develop the culture of AGL.

The Committee met four times during the year. Directors' attendances are set out on page 38 of this Annual Report. The Committee may make use of external consultants if that is deemed appropriate.

ASXCGC Best Practice Recommendation 2.4, 2.5, 8.1, 9.2, 9.5

C.3 Health, Safety and Environment Committee

The Board meets as the Health, Safety and Environment (HSE) Committee, in order to review the adequacy and effectiveness of AGL's health, safety and environmental management systems. The Chairman of the Board is the Committee's Chairman. The Committee meets at least twice a year, with additional meetings scheduled on an 'as needs' basis. The Committee has its own formal charter.

The primary function of the HSE Committee is to set and review the implementation of AGL's HSE strategy including:

- Monitoring and reviewing AGL's commitment to the health and safety of its people;
- Reviewing AGL's environmental priorities and commitments, including its greenhouse gas strategy; and
- Integration of these priorities within AGL's corporate strategy, risk management framework, and people and culture priorities.

To achieve this, the Committee is responsible for:

Health and safety management systems

- Reviewing and monitoring the effectiveness of AGL's HSE management system, including the adequacy of processes for identifying, assessing and avoiding HSE risks;
- Monitoring HSE performance, including lead and lag indicators with a view to providing a desirable outcome for Shareholders, customers, employees and the community;
- Monitoring AGL's compliance with relevant HSE legislation and its HSE Policy;
- Reviewing extreme and very high HSE risks and issues, and action plans put in place to reduce risk and prevent future incidents;
- Reviewing AGL's health and safety initiatives and programs, and their success; and
- Considering reports submitted by management on health and safety performance and issues.

Environment

- Reviewing AGL's environmental principles and policies;
- Reviewing AGL's environmental and greenhouse gas footprint and tracking performance indicator trends;
- Reviewing priority goals and targets and monitoring implementation; and
- Considering reports submitted by management on environmental performance and issues.

Reporting

The Board Committee will action the preparation of any reports required by law or requested by the AGL Board.

The Chairman of the Board Committee will attend the Annual General Meeting to respond to any Shareholder questions on the Board Committee's activities.

To the extent the Board Committee deems necessary, it may, at AGL's expense, retain legal, accounting or other advisors. The Board Committee is authorised to seek any information it requires from any employee of AGL in order to perform its duties.

Review

The Committee and the Board reviews the performance of the Committee. The Committee's charter is reviewed at least every two years. Any changes required are to be approved by the AGL Board.

The Committee met three times during the year. Directors' attendances are set out on page 38 of this Annual Report.

PRINCIPLE 3: Promote ethical and responsible decision making

D. Ethical and responsible decision making

AGL is committed to conducting all its business ethically and responsibly.

D.1 AGL Code of Conduct

AGL has a Code of Conduct that applies to Directors as well as employees. It is also part of the induction pack for new Directors. New employees are required to confirm that they have reviewed and are aware of AGL's Code of Conduct as part of their induction process.

Equally important is the encouragement of ethical conduct, not only by edict, but also by example from all involved in AGL. It is the Board's objective that all dealings with Shareholders, staff, customers, regulatory authorities and the community should be conducted honestly, fairly, diligently and in accordance with all applicable laws. Any departure from such practice is treated very seriously. The Code provides a mechanism to enable employees to report breaches of the Code without any fear of retribution.

AGL has an internal Ethics Panel which oversees the application of the Code of Conduct in AGL, including dealing with breaches of the Code, monitoring compliance and recommending amendments to the Board. The Ethics Panel met twice during the year and has reviewed the Code of Conduct. A revised Code of Conduct will be published in 2005.

AGL has incorporated ethics sessions into its Senior Leadership Program and Emerging Leaders Program.

AGL has a commitment to diversity and has a policy on this issue. AGL has also initiated a Diversity Support Line. The Diversity Support Line is an independent and confidential telephone service available to all AGL colleagues. AGL has engaged independent professional providers for this service.

The Code of Conduct is available on AGL's website.

ASXCGC Best Practice Recommendation 3.1, 3.3, 10.1

D.2 Policies on share trading and conflicts of interest

AGL has policies on share trading by Directors and senior managers, and conflicts of interest. These are available on AGL's website.

ASXCGC Best Practice Recommendation 3.1, 3.2, 3.3

PRINCIPLE 4: Safeguard integrity in financial reporting

E. Financial reporting

E.1 CEO and CFO statements on financial reports

The CEO and the CFO provide written declarations to the Board confirming that AGL's financial reports present a true and fair view, in all material aspects, of AGL's financial position and are in accordance with relevant accounting standards.

ASXCGC Best Practice Recommendation 4.1

E.2 Audit & Risk Management Committee

As set out above at C.1, the Board has established an Audit & Risk Management Committee with a formal charter, comprising four non-executive Directors, all with appropriate financial experience. They are Graham Reaney (Chairman), Charles Allen, Carolyn Hewson and Tony Daniels. Their qualifications are disclosed under B.1.

ASXCGC Best Practice Recommendation 4.2, 4.3, 4.4

E.3 External auditor

The Audit & Risk Management Committee has oversight of the external auditor and its responsibilities are set out at C.1. AGL's external auditor is Deloitte Touche Tohmatsu. Deloitte Touche Tohmatsu was appointed in October 1995.

E.4 Non-audit services

The Board has a formal policy on the provision of auditing and related services. Specifically, the external auditor is precluded from providing any services that might threaten its independence or conflict with its assurance and compliance role. Quarterly reports on the provision of auditing and related services are provided to the Board through the Audit & Risk Management Committee. Directors are satisfied that the provision of $681,000 of non-audit services by the external auditor is compatible with the general standard of independence for auditors.

The policy and procedures in place, and the review by the Audit & Risk Management Committee, enable Directors to conclude that non-audit services provided did not compromise the external auditor's independence requirements under the Corporations Act 2001. There is also in place an agreed rotation policy for the senior auditor of Deloitte Touche Tohmatsu. The external auditor annually provides a declaration to the Directors on its independence within the meaning of relevant legislation and professional standards. No officers of AGL were partners or directors of Deloitte Touche Tohmatsu during this reporting period.

ASXCGC Best Practice Recommendation 4.5

PRINCIPLE 5: Make timely and balanced disclosure

F. Market disclosure

F.1 ASX Listing Rules disclosure

A continuous disclosure regime operates throughout AGL. Policies and procedures are in place to ensure matters that a person could reasonably expect to have a material effect on the share price are announced to the ASX in a timely manner. The Market Disclosure Policy describes AGL's continuous disclosure obligations and how they are managed by AGL, as well as how AGL communicates with financial markets. It is available on AGL's website. The Policy is complemented by internal plans which give effect to it.

ASXCGC Best Practice Recommendation 5.1, 5.2

F.2 Market Disclosure Committee

As part of its internal plans to give effect to the Market Disclosure Policy, a Market Disclosure Committee has been established. This is a senior management committee, and comprises the CEO, Company Secretary (the nominated Continuous Disclosure Officer), CFO and Head of Investor Relations. The General Counsel is an ad hoc member who attends where there are legal matters to be discussed. The Continuous Disclosure Officer is the Convenor. The purpose of the Committee is to help AGL achieve its objective to establish, implement and supervise a continuous disclosure system.

The Committee is responsible for ensuring that all AGL announcements are made in a timely fashion, contain material information as well as being objective and factual, and are clearly written to allow investors to assess the impact of information on their investment decisions.

Business Unit Disclosure Officers have been appointed to each Business Unit to co-ordinate the provision of material information to the Convenor of the Market Disclosure Committee. The Committee has endorsed materiality guidelines, which are available to employees to enhance their understanding of what may be material information for disclosure purposes.

ASXCGC Best Practice Recommendation 5.1, 5.2

F.3 Accountability

The Company Secretary as the nominated Continuous Disclosure Officer reports to the Board quarterly on matters that were either notified or not notified to the ASX. In the event a decision is made not to notify the ASX of a particular event or development, the reasons for not doing so are advised to the Board. Directors receive copies of all announcements immediately after notification to the ASX. All ASX announcements are posted on the AGL website.

Direct reports to the CEO also confirm in writing to the Board, on a quarterly basis, that matters which might need to be disclosed have been brought to the attention of the Continuous Disclosure Officer for review.

ASXCGC Best Practice Recommendation 5.1, 5.2

F.4 Financial market communications

AGL has established a policy on financial market communications. Communication with the financial market is the responsibility of the CEO, CFO and Head of Investor Relations. The policy covers briefings to institutional investors and stockbroking analysts, general briefings, one-on-one briefings, blackout periods, compliance and review. It is available on AGL's website.

ASXCGC Best Practice Recommendation 5.1, 5.2

PRINCIPLE 6: Respect the rights of Shareholders

G. Shareholders

G.1 Communication with Shareholders

AGL endeavours to keep its Shareholders fully informed of matters likely to be of interest to them. It does this through:

- Reports to the ASX and the media;
- Half-year and full-year profit announcements;
- Annual financial reports;
- Information provided to analysts which is released to the ASX;
- Webcasting of half-year and full-year financial report presentations; and
- Webcasting of the Chairman's address to the AGM.

All of the above are on the AGL website. Shareholders have been given the opportunity to provide their email addresses to AGL to enable them to receive reports and announcements made to the ASX without delay.

The Investor Centre section of the AGL website contains an extensive collection of resources for Shareholders. Information available includes:

- An archive of Annual Reports;
- Details from recent General Meetings (including Resolutions, Chairman's Address, Notice of Meeting, Chairman's Letter and proxy form);
- Results for the current year;
- Performance graphs;
- Presentations given by the CEO and the AGL Leadership Team;
- Corporate governance items, including the Board Charter, AGL Code of Conduct, ASX Principles of Good Corporate Governance and Market Disclosure Policy;
- Share price graphs;
- Dividend payment history;
- Shareholder forms;
- Information on how to become a Shareholder; and
- Investor calendar.

At the AGM, the Chairman encourages questions and comments from Shareholders and seeks to ensure the Meeting is managed to give the maximum number of Shareholders an opportunity to participate. In the interests of clarity, questions on operational matters may be answered by the CEO or another appropriate member of senior management. New Directors or Directors seeking re-election are also given the opportunity to address the Meeting.

At the last AGM, Shareholders were asked by the Board whether they would provide feedback on a Shareholder Feedback form. Around 70 Shareholders provided constructive and helpful feedback. Their ideas regarding improved reporting underpin the Board's commitment to provide Shareholders with information that is helpful to them.

ASXCGC Best Practice Recommendation 6.1

G.2 External auditor's attendance at the AGM

The external auditor attends AGL's AGM. Shareholders may submit written questions to the auditor to be considered at the AGM in relation to the conduct of the audit and the preparation and content of the Independent Audit Report by providing the questions to AGL at least five business days before the day of the AGM. Shareholders are also given a reasonable opportunity at the AGM to ask the auditor questions relevant to the conduct of the audit, the Independent Audit Report, the accounting policies adopted by AGL and the independence of the auditor.

ASXCGC Best Practice Recommendation 6.2

PRINCIPLE 7: Recognise and manage risk

H. Managing risk

H.1 Audit & Risk Management Committee

As set out at C.1, the Board has established an Audit & Risk Management Committee, comprising four non-executive Directors, all with appropriate financial experience. They are Graham Reaney (Chairman), Charles Allen, Carolyn Hewson and Tony Daniels. Their qualifications are disclosed at B1.

ASXCGC Best Practice Recommendation 4.2

H.2 Risk management policy and program

Any company faces a wide variety of risks depending on the nature of its operations and the regions in which it operates. AGL has a formal holistic enterprise-wide risk program based on Standards Australia's AS/NZS 4360:2004 (Risk Management).

This program is supported by AGL's Risk Management Policy, which has been endorsed by the Board on the recommendation of the CEO and the Audit & Risk Management Committee. AGL's Risk Management Policy is available on the website.

ASXCGC Best Practice Recommendation 7.1, 7.3

H.3 Risk management roles and responsibilities

A Peak Risk Management Committee comprising AGL's senior management monitors and oversees the continuous improvement of risk identification, assessment, controls, treatment and reporting, including legislative compliance.

AGL's Group Strategic Risk department supports AGL's business units in the implementation of the AGL-wide risk management framework. AGL's Group Audit department performs regular audits of the internal systems of control and risk management compliance across the Group.

These audits take account of both the nature and materiality of risk. The Audit & Risk Management Committee review quarterly reports of the activities and findings of Group Strategic Risk and Group Audit. All outstanding audit issues are monitored through to satisfactory completion. The external auditor also reports findings on relevant risk and control issues to the Audit & Risk Management Committee and to the Board on a six-monthly basis.

ASXCGC Best Practice Recommendation 7.1, 7.3

H.4 Adoption of COSO model

AGL has adopted the Committee of Sponsoring Organisations of the Treadway Commission's report, Internal Framework (COSO) model as a means of evaluating the effectiveness of its risk management, internal compliance and control systems as well as the effectiveness of their implementation. This is complemented by the application of Principles 7.1 and 7.2 from the ASX Corporate Governance Council Best Practice Recommendations Report.

ASXCGC Best Practice Recommendation 7.1, 7.3

H.5 Action to address any deficiencies

Where weaknesses are identified, immediate action is taken to address the deficiency. However, in circumstances where corrective action is yet to be fully implemented and tested, increased monitoring and review by management, Group Strategic Risk and Group Audit are initiated to provide the Board with assurance that risks are identified and appropriately addressed and no material error or misstatement occur in AGL's financial statements.

ASXCGC Best Practice Recommendation 7.1, 7.3

H.6 Written assurances from the CEO and CFO

The CEO and the CFO have also provided the Board with written assurances supplementary to their Principle 4.1 representation that:

- The integrity of the Financial Statements is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the Board; and
- The risk management and internal compliance and control systems of AGL and consolidated entity relating to financial reporting objectives, are operating efficiently and effectively, in all material respects.

Ernst and Young was engaged to undertake a review of AGL's assurance processes supporting the Principle 7 sign-offs. This was instigated by the Board as part of its overall approach to safeguarding the integrity in financial reporting. Ernst and Young's overall finding was that AGL's processes and accountabilities for the ASX Principle 7 sign-off were in line with good practices established by other ASX Top-100 companies. AGL is currently reviewing opportunities to further improve existing Principle 7 processes.

ASXCGC Best Practice Recommendation 7.2

PRINCIPLE 9: Remunerate fairly and responsibly

I. Remuneration policies and packages

The Board has established a People and Performance Committee to consider and report on, among other things, remuneration policies and packages applicable to Board members and to senior managers of AGL. Three non-executive Directors, Mark Johnson (Chairman), Graham Reaney and Max Ould are members of the Committee. The Committee has a formal charter which is reviewed regularly.

The full terms of reference of the Committee are detailed at C.2.

The CEO attends meetings of the People and Performance Committee by invitation when required to report on and discuss senior management performance and remuneration matters, etc. A Remuneration Report, required under Section 300A(1) of the Corporations Act 2001 is provided in the Directors' Report on pages 40 to 45.

ASXCGC Best Practice Recommendation 9.1, 9.2, 9.3, 9.4, 9.5

PRINCIPLE 10: Recognise the legitimate interests of stakeholders

J. Legitimate interests of stakeholders

J.1 Code of Conduct

AGL has a Code of Conduct which sets out the behaviour required of Directors, employees and contractors. The Code provides a mechanism to enable employees to report breaches of the Code without any fear of retribution. There is also in place an Ethics Panel that deals with breaches of the Code, monitors compliance and recommends amendments to the Board for approval. The full Code is published on AGL's website.

ASXCGC Best Practice Recommendation 10.1

J.2 Sustainability Report

AGL believes that a sustainable business is one that adds measurable value by its financial success and its positive contribution to society as a good corporate citizen.

In 2004, AGL published its first Sustainability Report. This Report identified goals, strategies and the activities of AGL's wholly-owned Australian-based businesses and assets from 1 July 2003 to 30 June 2004 and listed actions for 2004/2005.

This Report established the framework for ongoing public reporting about the sustainability of AGL's social, environmental and economic activities. Where appropriate, the Global Reporting Initiative framework was used in the construction of this Report.

As set out in the 2004 Sustainability Report AGL has:

- Been selected as an index component in the 2004 Dow Jones Sustainability World Index (DJSI World); and
- Met FTSE's corporate responsibility criteria and is a constituent company in the FTSE4Good Index Series. This Index is designed to identify and facilitate investment in companies that meet globally recognised corporate responsibility standards.

Contents.

The Concise Financial Report has been derived from the Full Financial Report for the year ended 30 June 2005.

The Full Financial Report and Independent Audit Report will be sent to Shareholders on request, free of charge. Please call (02) 9921 2259 and a copy will be forwarded to you or, alternatively, you can access the Full Financial Report and the Independent Audit Report at AGL's website: www.agl.com.au

Directors' Report.

The Directors present their Report together with the Concise Financial Report of The Australian Gas Light Company and its consolidated entities, being the Company and its controlled entities, for the year ended 30 June 2005 and the Independent Audit Report thereon.

Directors

The Directors of the Company at any time during or since the end of the financial year are:

Non-Executive Directors

Mark Johnson
Charles Allen, AO
Sir Ronald Brierley
David Craig (appointed 11 May 2005)
Tony Daniels, OAM
Carolyn Hewson
Max Ould
Graham Reaney

Executive Director

Greg Martin

Details of their qualifications, experience, other directorships and special responsibilities are set out on pages 28 and 29 of this Annual Report in the corporate governance section.

Directors' Interests

The relevant interest of each Director in the share capital of the companies within the consolidated entity, as notified by the Directors to the ASX in accordance with Section 205G of the Corporations Act 2001, at the date of this Report is as follows:

	The Australian Gas Light Company Ordinary Shares
Mark Johnson	183,151
Charles Allen	68,561
Sir Ronald Brierley	69,065
David Craig	2,000
Tony Daniels	27,049
Carolyn Hewson	47,294
Greg Martin	547,745
Max Ould	5,647
Graham Reaney	70,931

Company Secretary

The Company Secretary, Jane McAloon, holds degrees in Economics (Honours) and Law from Monash University, is a graduate member of the Australian Institute of Company Directors and a member of the Institute of Public Administration of Australia. She is a Director of Australian Pipeline Limited and was appointed Company Secretary of AGL in August 2004.

Directors' Meetings

The number of Directors' Meetings (including meetings of Committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year were:

	Regular Board Meetings		Special Board Meetings		Audit & Risk Management Committee		People and Performance Committee		Health, Safety and Environment Committee	
Director's Name	A	B	A	B	A	B	A	B	A	B
Mark Johnson	8	9	2	2			4	4	3	3
Charles Allen	9	9	2	2	4	5			3	3
Sir Ronald Brierley	6	9	1	2					3	3
David Craig	1	1	1	1					1	1
Tony Daniels	9	9	2	2	5	5			3	3
Carolyn Hewson	9	9	2	2	4	5			3	3
Greg Martin	9	9	2	2					3	3
Max Ould	9	9	2	2			4	4	3	3
Graham Reaney	9	9	2	2	5	5	4	4	3	3

A – number of meetings attended

B – number of meetings held during the time the Director held office during the year

In addition to the above selected meetings, Directors throughout the year participated in informal meetings and telephone conferences. The Company makes extensive use of email between meetings to keep Directors informed of current developments; to provide relevant background and industry information; to deal with routine matters; and allow formal Board meetings to concentrate on more important matters. Extended strategy sessions are held at least twice a year. Periodically, Directors meet informally outside the Company to discuss matters of interest and travel to visit assets, operations or locations of particular relevance to the Company.

Principal Activities

- Sale of gas and electricity;
- Ownership and operation of natural gas and electricity distribution networks and operation of natural gas transmission pipelines;
- Power generation and energy processing infrastructure;
- Extraction and sale of LPG; and
- Realisation of property and property-related assets.

There were no significant changes to the nature of the Company's activities during the year.

Review and Results of Operations

The consolidated profit for the year after income tax attributable to Shareholders was $848.3 million (2003/2004 $349.5 million). A review of the operations and of the results of those operations of the consolidated entity during the financial year are contained on pages 8 to 27 of this Annual Report.

Dividends and Capital Return

The following dividends have been paid or declared by the Directors since 30 June 2004:

Final dividend of 31 cents per share (74.2% franked) referred to in the previous Directors' Report and paid on 24 September 2004	$141.4 million
Interim dividend of 31 cents per share (90.3% franked) out of profits for the six months ended 31 December 2004 paid on 24 March 2005	$141.5 million
Special dividend of 30 cents per share (90.0% franked) out of profits for the six months ended 31 December 2004 paid on 24 March 2005	$137.3 million
Final dividend of 32 cents per share (100% franked) payable on 23 September 2005	$141.8 million

A Capital Return of 50 cents per share was paid on 29 April 2005, pursuant to a resolution of Shareholders passed at the Extraordinary General Meeting held on 6 April 2005.

State of Affairs

In the opinion of the Directors there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year other than those included in the front section of this Annual Report.

Environmental Regulation

The consolidated entity's operations are subject to various Commonwealth, State and Territory environmental laws in relation to energy (gas and electricity) operational, maintenance and construction activities, LPG production, power generation (natural gas, biogas and landfill gas) and land remediation works.

The Board meets as the Health, Safety and Environment Committee in order to review the effectiveness of the entity's health, safety and environmental management program, Life Guard. Environmental management performance is monitored on an on-going basis by way of system audits conducted by the entity using internal and external auditors. In addition, the consolidated entity has its own management Health, Safety and Environment Committee that meets regularly to review the entity's environmental performance in detail.

Operational, Maintenance and Construction Activities

Gas and electricity activities were undertaken throughout Australia during the financial year. No environmental infringements were reported and no fines were levied on this part of the business during the period.

LPG Production (NSW)

Specific licence conditions exist under the NSW Protection of the Environment Operations Act 1997 (POEO Act). The H C Extractions facility has exceeded its load-based licence limits. Exceeding these emission limits does not incur loss of licence or fines, but does require further monitoring and testing to determine what actions are required to address the specific matters. H C Extractions is appealing the existing licence conditions through an independent Statutory Appeals process.

Power Generation

Environmental licence conditions in NSW, Victoria and South Australia govern aspects of the management of generation assets. No environmental infringements occurred and no fines were levied on this part of the business during the period.

Land Remediation

Remediation of part of the former Wollongong gasworks site was completed in May 2005. The independent site auditor has been issued with the validation report and 'sign-off' by the site auditor is anticipated in early September 2005. Settlement of the sale of this land to the adjoining owner can then take place.

Work has continued during the year on the remediation of soil on a number of residential properties in the Sydney suburb of Abbotsford. Gasworks residue was found on these properties as a result of a small gas-making facility in the area which operated for about five years in the 1890s.

A remediation trial was carried out during the year on the contaminated soil of AGL's former gasworks site located at North Hamilton, Newcastle. Investigations are in progress regarding the remediation of this land and the eventual disposal of the property.

Events Subsequent to Balance Date

Apart from this and matters discussed elsewhere in this Annual Report, the Directors are not aware of any other matter or circumstance which has arisen since 30 June 2005 that has significantly affected or may significantly affect the operations of the consolidated entity in subsequent financial years, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely Developments, Strategies and Prospects

The consolidated entity will continue to pursue new opportunities in Australia and overseas that show promise in adding value. Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this Report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Proceedings on Behalf of the Company

No person has applied under Section 237 of the Corporations Act 2001 for leave of the Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

Non-Audit Services

Non-audit services have been provided during the year by the external auditor, Deloitte Touche Tohmatsu. Disclosure of the details of these services can be found on page 59 of this Annual Report.

Indemnification and Insurance of Directors and Officers

The Company's Constitution indemnifies, to the extent permitted by law, officers of the consolidated entity when acting in their capacity in respect of:

- Liability to third parties (other than related entities) when acting in good faith; and
- Costs and expenses of successfully defending legal proceedings and ancillary matters.

The Directors named earlier in this Report and the Company Secretary, Jane McAloon, have the benefit of the indemnity, together with any other person concerned in or who takes part in the management of the consolidated entity.

During the year the Company paid a premium in respect of a contract insuring all Directors of the Company as listed earlier, all Directors of related bodies corporate of the Company, secretaries and other officers of the consolidated entity against liabilities incurred in their capacity as Director or officer, as the case may be, of the consolidated entity.

The contract prohibits disclosure of the nature of the liabilities and the amount of premium paid and the Corporations Act 2001 does not require disclosure of the information.

Auditor's Declaration

A copy of the external auditor's declaration under Section 307C of the Corporations Act 2001 in relation to the audit for the financial year is on page 64 of this Annual Report.

Rounding

The Company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the Financial Reports and the Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

Remuneration Report

Overview

The People and Performance Committee of the Board is responsible for reviewing the remuneration strategy and remuneration arrangements for the Board, the Managing Director and the senior leadership team reporting to the Managing Director, and makes recommendations to the Board. The Committee has access to independent external advisers as required. The Committee similarly reviews the arrangements for remuneration of the non-executive Directors of AGL.

Directors' remuneration is set following review of market practice, comparators and external advice. Directors' remuneration is delivered as fees from which the statutory superannuation guarantee component is subtracted. This remuneration structure recognises their core responsibilities as Directors through the base fee. Additional workload that arises from participation in Board Committees is provided for by a Committee loading. No equity or incentive payments are made. Directors are encouraged to use part of their fees to purchase AGL shares bought at market price. The overall level of remuneration is within the aggregate limit approved by Shareholders at a General Meeting. The present limit is $1.2 million.

Remuneration strategy is a key component of the overall people strategy for AGL, which is focused on attracting and retaining talented people to deliver AGL's objectives and value for Shareholders.

The practices of other companies of comparable size and in relevant industry sectors are tracked to provide benchmark data and insights into best practice. External advisers also provide commentary on market practice to ensure an independent perspective.

The specific arrangements for the senior leadership team (including the Managing Director) are formalised in individual service agreements. These set out the objectives and responsibilities of the role, and the terms and conditions of employment (these also include termination, governance and confidentiality arrangements).

The remuneration package of the senior leadership team (including the Managing Director) has three elements:- fixed remuneration which is the monetary cash component (including Company contributions to superannuation); a short-term incentive component which is a discretionary lump-sum annual payment, based on Company and individual performance goals; and a long-term incentive component awarded as share rights in AGL which vest over a three-year period. The award of these share rights is directly related to the growth of AGL's Economic Profit averaged over three years. Long-Term Incentive awards become available to recipients over the next three years to ensure focus on achievement of longer-term goals, as well as encouraging retention.

Therefore, the long-term incentive of senior leaders is directly tied to the sustainable performance of the business. If the average Economic Profit growth is a negative figure, then the senior leaders receive no long-term incentive allocation. Only if the average Economic Profit growth is positive does the pool of funds available to be distributed to senior leaders begin to generate; a small Economic Profit growth means senior leaders get up to 18% of that small amount. As the Economic Profit growth changes, so does the pool. However, there is also a ceiling, or cap, on what the senior leadership team can receive from the pool, which is currently the equivalent 60% of their base salary Total Fixed Remuneration.

The balance between remuneration elements is kept under review for competitiveness and market relevance.

Linking the incentive elements to Company performance ensures alignment of senior leadership remuneration with Shareholder values. The elements that reflect the performance of senior leadership team members are a mixture of individual/team goals and leadership behaviours.

A detailed report covering the CLERP 9 requirements of the Corporations Act 2001 follows.

Remuneration Policy

The People and Performance Committee of the Board is responsible for reviewing the remuneration strategy and remuneration arrangements for the Board, the Managing Director and the senior leadership team reporting to the Managing Director, and makes recommendations to the Board. The Committee has access to independent external advisers as required.

The purpose of the People and Performance Committee, in relation to remuneration, is to ensure that appropriate remuneration procedures and programs are in place to:

- Achieve clear alignment between the needs and requirements of key stakeholder groups (ie. customers, Shareholders and communities) and the objectives and values of AGL people;
- Reward AGL people for excellent performance and keep them committed and motivated;
- Achieve compliance with relevant legislation and corporate governance principles on remuneration practices and employment policies; and
- Effectively overview remuneration practice, including incentives, superannuation and retirement benefits, for all levels, enabling AGL to attract and retain people who create value for Shareholders.

Further detail on the role of the People and Performance Committee is on page 32 of this Annual Report.

Directors

Non-executive Directors receive fees determined by the Board within the aggregate limit approved by Shareholders at a General Meeting. The present limit of $1.2 million was approved at the Annual General Meeting in October 2003.

Directors' fees are determined by the Board with reference to advice and data from AGL's remuneration specialists and from external remuneration advisers. The data and advice includes market comparison of remuneration paid to non-executive Directors of companies in comparator groups across the ASX Top 100, but specifically ASX companies in the range of 21 to 50 by market capitalisation. It also distinguishes how responsibilities and time commitments of individual Directors are recognised.

The structure of the remuneration is a base fee plus a Committee fee, where applicable, for participation by a non-executive Director in any of the Board's Committees. Chairing a Committee attracts a higher fee rate. This structure ensures the remuneration reflects the general responsibilities of individual Directors as well as the extra responsibilities and workload involved in participating in a Committee. The Chairman of the Board receives no extra remuneration for participation in or chairing Committees. Directors' fees are reviewed annually.

As the focus of the Board is on the long-term strategic direction of AGL, there is no direct link between non-executive Director remuneration and the short-term results of AGL. Superannuation contributions, as required under the Superannuation Guarantee Charge (SGC) legislation, are also provided for non-executive Directors. These are deducted from the level of remuneration set and included as part of their total remuneration under the approved maximum aggregate fee pool. Directors' superannuation contributions were previously made to the AGL Executive Superannuation Fund, a defined benefit fund. This Fund was closed during the year and Directors' SGC contributions are now made to a complying superannuation fund of their choice.

Directors are encouraged to have at least 20% of their base fees (after SGC contributions) allocated to the purchase of AGL shares. The purchase of AGL shares is done under the AGL Share Purchase Plan. The terms of this Plan were approved by Shareholders at the Annual General Meeting in 1997. These shares are acquired by a trustee on market at market price during identified trading windows and are not vested in the Directors' ownership until ten years after purchase or until the Director retires from the Board, whichever is the earlier. All Directors are required to hold a minimum of 2,000 AGL shares.

Directors who joined the Board before December 2002 were eligible to a deferred benefit payable on retirement from the Board. This arrangement was approved by Shareholders in 1985.

With effect from 1 January 2004, the Directors' retirement benefits scheme was closed and the accrued value of the benefits was determined for eligible Directors. This value was reported in the 2004 Annual Report. All eligible Directors utilised their entitlements to purchase shares under the AGL Share Purchase Plan. This is reflected in the value of equity holdings reported in the Full Financial Report.

No options have been granted over any securities or interests of the Company or the consolidated entity.

The Board has a process of review of individual Board members by the Chairman and their peers, consistent with the ASX Corporate Governance Principles on Board accountability. It is also intended that Sub-Committees of the Board will be similarly reviewed on a regular basis. This program is also part of the strategic overview of Directors addressed under the Charter of the People and Performance Committee.

In line with Board renewal and succession plans, a new non-executive Director, David Craig, was appointed on 11 May 2005. Mr Craig, a Chartered Accountant, is the Chief Financial Officer of Australand Property Group and was previously Global Transition Finance Leader with IBM's Business Consulting Services, after a long career at PWC Consulting culminating in the position of Global Chief Financial Officer. Tony Daniels, a Director since 1999, has chosen to retire from the Board at the next Annual General Meeting. His substantial contribution to the work of the Board will be missed. Mr Daniels has had a distinguished business career and has many accomplishments across a range of industries. He has made this experience available to his colleagues, always in a considered, concise, relevant and constructive fashion.

Managing Director and Senior Leadership Team

The remuneration of the Managing Director and senior leaders is delivered through a combination of fixed remuneration and short and long-term incentives. The target level of these components for individual roles is determined by remuneration market comparison. This ensures that AGL is able to attract and retain key people in critical roles. The market comparators assessed are organisations of comparable business complexity as well as general market comparisons based on functional job requirements. External advisers provide AGL with market data and commentary on these comparators.

Remuneration Elements

The total remuneration of senior leaders has three elements as described below.

The Total Fixed Remuneration (TFR) and Short-Term Incentives make up the cash component. Long-Term Incentives are delivered through share rights. TFR includes the cost of funding superannuation benefits and provision for up to two cars through novated lease arrangements.

These remuneration elements (including Incentive Plans employees are eligible to participate in) and the objectives of the various elements are as follows:

- Total Fixed Remuneration is the amount of non-variable remuneration specified in an employee's contract of employment. Superannuation contributions are deducted from the employee's TFR. The cost (including any component for Fringe Benefits Tax) for other items such as novated vehicle lease payments is also deducted. The amount of TFR is established with reference to remuneration market research, considering the scope and nature of the role and the individual senior leader's performance and experience;
- Short-Term Incentive Payments (STI) are subject to the achievement of a nominal growth in Earnings Per Share (EPS) hurdle and individual performance targets which are set at the commencement of the financial year. These targets are chosen for their relevance to business targets and therefore align individual performance with business outcomes and provide transparent linkages between rewards and the individual's performance. STI can vary annually based on individual performance against the specified targets. The STI can be paid in cash, or at the individual's election, in accordance with ATO rules, salary sacrificed and taken as equity, or as a contribution to the employee's superannuation fund; and
- Long-Term Incentive Payments (LTI) are delivered through the granting of share rights in accordance with the terms of the AGL Long-Term Incentive Plan (LTIP), the terms of which are provided on the AGL website. The award of the rights is linked to AGL's performance as measured by growth in Economic Profit. The LTIP awards reflect AGL's achieved business success and the progressive vesting of the share rights ensures retention of key talent and high-potential employees.

The balance between fixed and variable remuneration is kept under review for competitiveness and market relevance.

The relative proportions of the remuneration mix between fixed and variable/at risk increases with the level of responsibility and/or criticality of role. In respect of the 2004/2005 financial year, the typical maximum remuneration mix within the senior roles in AGL is as follows:

Managing Director's Remuneration Split



Total Fixed Remuneration	33.33%
Short-Term Incentive	33.33%
Long-Term Incentive	33.33%

Senior Leaders' Remuneration Split



Total Fixed Remuneration	50%
Short-Term Incentive	20%
Long-Term Incentive	30%

Performance Linkage

(a) Short-Term Incentive

To be eligible to receive a STI each senior leader must demonstrate and role model AGL's values and perform efficiently in their role. This is confirmed through annual assessment using the AGL Performance Planning and Review Process.

The actual level of STI paid for each individual is determined at the end of the financial year by assessment of that individual's performance against key-value drivers of the business which include financial, strategic/risk performance and leadership outcomes, which were identified and agreed at the beginning of the financial year. These measures are included on a 'Dashboard' for each individual. This 'Dashboard' also identifies how performance will be measured at threshold, target and stretch points. No STI is payable for any component where the threshold level has not been reached.

The maximum short-term incentive payment is 40% of TFR for senior leaders and 100% of TFR for the Managing Director. Each individual has different weightings on their key-value drivers depending on their role within AGL. Typically the weightings may be: financial performance of business unit 50%, strategic/risk performance 30%, leadership 20%.

(b) Long-Term Incentive

Allocation of the LTI is directly linked to Company performance measured by the three-year rolling average growth in Economic Profit (EP) which is used to create a pool of funds from which the LTI are allocated. The LTI pool is determined annually and the growth in EP determines the size of the LTI pool.

Year 1 Growth in EP	+	Year 2 Growth in EP	+	Year 3 Growth in EP	x15%	=	Long-term incentive plan pool
		3 years					

EP has been chosen as it provides a transparent basis for the award of equity to the senior leadership team. This is because the measure of EP provides a basis for Shareholder assessment of the way in which the funds they have provided to the Company have been utilised to produce earnings at or above a minimum rate of return. The measure also ensures that the awards are based on the actual performance of the Company at or above the expected rate of return, rather than anticipated performance.

Once earned, LTI is delivered as share rights, which vest annually in equal tranches over three years commencing from the first anniversary of the granting of the share rights. This vesting schedule encourages retention of those receiving the award. It also continues to focus attention on ongoing Company performance as reflected in the value of AGL shares.

As an example, if a senior leader is allocated a LTI of $140,000 at a share price of $14.00, the senior leader would receive 10,000 share rights. These would vest in equal tranches over the next three years: 3,334 in 2006, 3,333 in 2007 and 3,333 in 2008.

Once the LTI pool is established, senior leaders are allocated an award based on a percentage of their TFR. The maximum long-term incentive payment for senior leaders is 60% of TFR and for the Managing Director it is 100% of TFR. Note the total amount of an incentive payment a senior leader can receive from both STI and LTI is 100% of TFR. For the Managing Director it is 200% of TFR.

Of the growth in Economic Profit (as calculated above), 82% is available for Shareholders and reinvestment in the business. 15% is used for the annual LTI and up to 3% for discretionary LTI awards.

The criteria that the Board utilises when exercising their discretion are:

- Outstanding current performance;
- Outstanding potential;
- Recognition for contribution to a key business activity or project; and
- Attraction/retention strategy of key people.

The percentages for distribution to employees are determined from external advice so as to give AGL comparability in remuneration against our competitors.

Economic Profit

As described above, EP growth is the performance measure used as the gateway for LTI. EP is utilised as it aligns profit, capital management and cash flow. It thus reflects the Company's performance in creating Shareholder wealth.

For the Long-Term Incentive Plan, Economic Profit is defined as:

Group EBITDA	–	(Funds employed x pre-tax weighted average cost of capital)

Where EBITDA = Earnings before interest, tax, depreciation and amortisation

For 2005, this means that the EP growth, averaged over a three year period (2003-2005) is $52.0 million. Applying the 15% for annual long-term incentives provides a pool of $7.7 million which has been provisionally allocated for the award of share rights to 117 senior people.

AGL Company Performance

The Company performance information provided below is to meet the reporting requirements of CLERP 9.

Year ended 30 June	2001	2002	2003	2004	2005
EPS (cents)	0.635	0.664	0.732	0.795	0.847
Dividends (cents)	0.52	0.52	0.55	0.60	0.93
Increase/decrease in adjusted share price (%)	-14.8	16.2	11.2	10.8	17.3

Notes:
- EPS excludes significant items,
- Dividends relate to financial years not when they were paid;
- 2005 includes a special dividend of 30 cents per share; and
- Adjusted share price is adjusted for all capital changes including returns of capital.

Service Agreements

Senior leaders have service agreements which specify their remuneration components described above. These arrangements provide for their participation in the short and long-term incentive arrangements in accordance with the terms of the Plans. The terms of these Plans can be varied by the Board, although such variations cannot be applied retrospectively.

Details of contract duration, notice period for termination, and termination payments are provided in the table below:

The practice for all new external senior leader appointments in relation to notice periods and termination payments is to have a notice period of three months and termination payments of nine months of TFR.

STI are payable to those employed at the end of the financial year or, on termination in the circumstances of death, retirement on grounds of age or invalidity, on a pro-rata basis, and at the discretion of the Board in other circumstances.

The terms of the LTIP specify the circumstances in which performance rights vest on termination. These are on death, retirement on grounds of age or invalidity and at the discretion of the Board in other circumstances, such as redundancy.

As identified in AGL's 2003 and 2004 Annual Reports, there is provision in the contract of the Group General Manager Merchant Energy for payment of retention fees. The initial retention fee of $352,975 was paid in September 2003. A further retention fee will be paid if he continues with the Company until 31 August 2006 and a final retention fee if he continues until 31 August 2009. A pro-rated proportion of the retention fee is payable if AGL terminates the contract before the vesting dates, except on summary dismissal.

Equity

Previously the Company operated Share Loan Plans under which shares were granted and funded by loan. These Plans have been replaced by the LTIP described above.
However, some individuals still have loans relating to awards previously made and the details of these have been disclosed in previous Annual Reports. The value of interest on loans provided to fund these shares is identified in the remuneration details below.

Share Purchase Participation

AGL offers its employees participation in the following Share Plans: the AGL Share Reward Plan, the AGL Long-Term Incentive Plan, the AGL Share Purchase Plan, the AGL Share Loan Plan and the AGL Management Share Plan. The last two Plans are now closed but employees still have shareholdings under these Plans.

The total number of employees participating in the five AGL Share Plans is 2,173 and the total number of shares held is 3,254,229.

Executive	Position	Contract duration	Notice period for termination by either Company or employee	Termination payments
Greg Martin	Managing Director	Fixed term	6 months	18 months TFR
Greg Hayes	Chief Financial Officer	No fixed term	3 months	12 months TFR
Michael Fraser	Group General Manager, Merchant Energy	No fixed term	6 months	Up to 78 weeks TFR
Phil James	Group General Manager, Retail Energy	No fixed term	3 months	Up to 72 weeks TFR
Mark Harper	Group General Manager, Operations	No fixed term	3 months	Up to 72 weeks TFR
Jane McAloon	Group Manager, Corporate and External Services	No fixed term	3 months	12 months TFR

Remuneration of Non-Executive Directors

	Primary Benefits			Post Employment Benefits		Equity Benefits	
Specified Directors[a]	Salary & Fees	Cash Bonus	Non-Monetary	Superannuation	Retirement Benefits	Equity[b]	Total
Mark Johnson	12,020	0	0	11,485	0	235,245	258,750
Charles Allen	126,515	0	0	11,485	0	0	138,000
Sir Ronald Brierley	4,715	0	0	11,485	0	98,800	115,000
Tony Daniels	94,767	0	0	11,485	0	31,748	138,000
Max Ould	57,674	0	0	11,485	0	57,974	127,133
Carolyn Hewson	65,171	0	0	11,485	0	65,656	142,312
Graham Reaney	92,515	0	0	11,485	0	57,000	161,000
	453,377	0	0	80,395	0	546,423	1,080,195

(a) David Craig was appointed on 11 May 2005 and has accrued $16,113 in respect of his Director's fees which will be apportioned when paid in accordance with the Directors' remuneration terms.
(b) Value of shares acquired under the Share Purchase Plan from allocation of fees.

Remuneration of Managing Director and Specified Executives

	Primary Benefits			Post Employment Benefits		Equity Benefits			
Name	Salary & Fees	Short-Term Incentives[g]	Non-Monetary Benefits[a]	Super-annuation	Retirement Benefits	Equity[c]	Value of Equity[c] as a Percentage of Total	Other[e]	Total
Greg Martin	949,256	615,000	82,671	196,031		629,477	23.6	192,567	2,665,002
Greg Hayes	704,770	302,417	42,547	38,539		452,702	29.4	0	1,540,975
Michael Fraser	602,447	226,452	4,317	114,219		353,895	26.4	36,746	1,338,076
Les Fisk[f]	81,420	0	0	14,228	443,000	396,245[d]	41.3	24,919	959,812
Phil James	305,120	159,087	23,475	125,381[b]		215,675	25.5	16,704	845,442
Mark Harper	354,073	157,945	19,432	52,796		208,295	25.8	14,395	806,937
Jane McAloon	357,990	147,505	21,055	38,702		154,328	21.2	7,065	726,645

(a) Includes the value of benefits such as cars, representational spouse travel and Fringe Benefits Tax.
(b) Includes salary sacrifice contributions.
(c) The amortisation of share rights issued under the LTIP recognising that they vest generally over a three-year period.
(d) Includes the value of vested shares issued under the LTIP on termination.
(e) Represents the interest on loans provided to fund shares under AGL Share Loan plans.
(f) Ceased AGL employment in September 2004.
(g) Earned in respect of 2004/2005 financial year and paid in September 2005.

Details of awards granted to Directors and Specified Executives

Name	Held at 30 June 2004	Granted during the current year	Grant date	Value per share at grant date ($)	Lapsed	Vested	Held at 30 June 2005
Greg Martin	55,249	65,223	1/09/2004	12.93	0	18,417	102,055
Greg Hayes	60,194	29,699	1/09/2004	12.93	0	5,065	84,828
Michael Fraser	38,675	32,483	1/09/2004	12.93	0	12,892	58,266
Les Fisk	24,476	20,557	1/09/2004	12.93	0	45,033[a]	0
Phil James	23,570	19,796	1/09/2004	12.93	0	7,857	35,509
Mark Harper	22,763	19,119	1/09/2004	12.93	0	7,588	34,294
Jane McAloon	16,253	14,502	1/09/2004	12.93	0	5,418	25,337

(a) Includes rights that vested on termination.

This Directors' Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board on 25 August 2005.

Mark Johnson
Chairman

Consolidated Statement of Financial Performance.

For the Year Ended 30 June 2005

	Consolidated 2005 $m	Consolidated 2004 $m
Revenues from ordinary activities	4,915.4	4,201.7
Expenses from ordinary activities	(3,747.4)	(3,355.8)
Equity accounted share of profits of associates and joint venture entities	85.3	91.8
Profit from ordinary activities before borrowing costs, depreciation and amortisation	1,253.3	937.7
Depreciation and amortisation	(198.8)	(236.7)
	1,054.5	701.0
Borrowing costs	(111.5)	(134.0)
Profit from ordinary activities before income tax	943.0	567.0
Income tax attributable to ordinary activities	(74.8)	(187.5)
Profit from ordinary activities after income tax	868.2	379.5
Outside equity interests in operating profit after income tax	(19.9)	(30.0)
Profit after income tax attributable to Shareholders of the Parent Entity	848.3	349.5
Increase (decrease) in foreign currency translation reserve arising on translation of financial reports of foreign controlled operations	(4.7)	7.4
Total revenue, expense and valuation adjustments attributable to Shareholders of the Parent Entity recognised directly in equity	(4.7)	7.4
Total changes in equity other than those resulting from *transactions with Shareholders as owners*	843.6	356.9
Earnings per share including significant items		
Basic (cents)	185.8	76.8
Diluted (cents)	185.5	76.8
Earnings per share excluding significant items		
Basic (cents)	84.7	79.5
Diluted (cents)	84.6	79.5
Weighted average number of ordinary shares on issue used in the calculation of basic and diluted earnings per share		
Basic (millions)	456.5	454.9
Diluted (millions)	457.2	455.3

Consolidated Statement of Financial Position.

For the Year Ended 30 June 2005

	Consolidated 2005 $m	Consolidated 2004 $m
Current assets		
Cash	394.2	18.0
Receivables	808.3	841.1
Inventories	14.0	23.7
Property, plant and equipment	15.2	21.8
Other assets	78.4	110.9
Total current assets	1,310.1	1,015.5
Non-current assets		
Receivables	131.6	130.3
Equity accounted investments	607.5	601.2
Other financial assets	–	2.0
Property, plant and equipment	2,120.1	2,916.6
Intangible assets	1,479.2	1,614.0
Deferred expenditure	138.1	147.8
Deferred tax assets	125.9	112.7
Other assets	15.7	34.0
Total non-current assets	4,618.1	5,558.6
Total assets	5,928.2	6,574.1
Current liabilities		
Payables	433.2	456.1
Interest bearing liabilities	236.4	546.1
Provisions	60.5	110.5
Current tax liabilities	85.9	76.6
Unearned revenue	8.9	12.3
Total current liabilities	824.9	1,201.6
Non-current liabilities		
Interest bearing liabilities	1,406.9	1,643.6
Provisions	46.0	48.4
Deferred tax liabilities	377.7	518.5
Unearned revenue	5.1	7.4
Total non-current liabilities	1,835.7	2,217.9
Total liabilities	2,660.6	3,419.5
Net assets	3,267.6	3,154.6
Equity		
Contributed equity	2,010.1	2,239.7
Reserves	(8.8)	(4.1)
Retained profits	1,266.3	814.2
Equity attributable to Shareholders of the Parent Entity	3,267.6	3,049.8
Outside equity interests in controlled entities	–	104.8
Total equity	3,267.6	3,154.6

Consolidated Statement of Cash Flows.

For the Year Ended 30 June 2005

	Consolidated Inflows (Outflows)	
	2005	2004
	$m	$m
Cash flows from operating activities		
Receipts from customers	4,842.3	5,031.7
Payments to suppliers and employees	(4,139.5)	(4,227.7)
Dividends received	92.7	74.8
Interest received	25.0	8.8
Borrowing costs paid	(116.1)	(132.2)
Income taxes paid	(147.0)	(118.2)
Net cash provided by operating activities	557.4	637.2
Cash flows from investing activities		
Payments for property, plant and equipment	(197.5)	(211.8)
Payments for investments	(22.0)	(120.7)
Payments for intangibles	(0.2)	(3.0)
Payments for acquisition of controlled entities	(19.0)	-
Loans advanced	(18.2)	(114.1)
Proceeds from sale of property, plant and equipment	47.4	5.6
Proceeds from disposal of investments	1.1	3.2
Proceeds from dingo blue settlement	-	20.9
Proceeds from sale of controlled entities	777.8	-
Proceeds from loan repayments	20.1	7.8
Net cash provided (used in) by investing activities	589.5	(412.1)
Cash flows from financing activities		
Proceeds from issue of shares	-	58.9
Capital return	(228.7)	-
Share buy-back	-	(155.8)
Proceeds from borrowings and hedge receipts on foreign currency borrowings	445.4	751.8
Repayment of borrowings and hedge payments on foreign currency borrowings	(539.2)	(639.0)
Dividends paid	(448.6)	(289.8)
Net cash used in financing activities	(771.1)	(273.9)
Net increase (decrease) in cash held	375.8	(48.8)
Cash at the beginning of the financial year	1.4	50.4
Effect of exchange rate changes on the balance of cash held in foreign currencies	(0.2)	(0.2)
Cash at the end of the financial year	377.0	1.4

Financial Commentary.

Discussion and Analysis of Financial Statements

Profit Attributable to Shareholders

Profit after income tax attributable to AGL Shareholders has increased by $498.8 million to $848.3 million over the previous corresponding year, resulting in a 141.9% increase in basic earnings per share to 185.8 cents.

The result for the year included the following significant items after tax:

- Sale of NGC $587.5 million
- Sale of Breakfast Point $14.7 million
- Property rehabilitation $(5.8 million)
- Tax Consolidation benefit $64.8 million
  (gross benefit $65.9 million less after tax costs of $1.1 million)
- Property rationalisation and associated costs $(6.7 million)
- Write down of Electricity Networks' assets $(193.0 million)

	Excluding Significant items		Including Significant items	
	30 June 2005 $m	30 June 2004 $m	30 June 2005 $m	30 June 2004 $m
Profit before borrowing costs, depreciation and amortisation and income tax (EBITDA)	895.3	950.5	1,253.3	937.7
Depreciation and amortisation	(198.8)	(236.7)	(198.8)	(236.7)
Profit before borrowing costs and income tax (EBIT)	696.5	713.8	1,054.5	701.0
Borrowing costs	(111.5)	(134.0)	(111.5)	(134.0)
Profit before income tax (PBT)	585.0	579.8	943.0	567.0
Income tax	(178.3)	(188.0)	(74.8)	(187.5)
Profit after income tax (PAT)	406.7	391.8	868.2	379.5
Outside equity interests	(19.9)	(30.0)	(19.9)	(30.0)
Profit after income tax attributable to Shareholders	386.8	361.8	848.3	349.5

Cash Flow

During the year, operating cash flow decreased by 12.5% to $557.4 million. Operating cash flow after stay-in-business capital expenditure decreased by 17.6% to $458.7 million and cash flow available for expansion of the business, after stay-in-business capital expenditure and payment of the interim and final dividends decreased by 40.2% to $175.8 million. The main reason for the decrease in operating cash flow year-on-year is that the current year includes NGC up until the date of its sale on 13 December 2004, whereas the prior year has a full twelve months operating cash flow contribution from NGC.

Final Dividend

The Directors have declared a 2005 final dividend of 32 cents per share, franked to 32 cents (100%). The 2005 full-year dividend total of 63 cents per share (franked to 60 cents (95.2%)) per share represents an increase of 5% over the 2004 full-year dividend total of 60 cents (franked to 45 cents (75%)).

The Record date to determine Shareholders' entitlements to the 2005 final dividend is 15 September 2005 with payment on 23 September 2005. Shares will commence trading ex-dividend to the 2005 final dividend on 9 September 2005.

Review of Operations

Profit from ordinary activities (including significant items) before borrowing costs and income tax was $1,054.5 million (2004 $701.0 million) arising from the following activities:

- **Energy Sales & Marketing – EBIT $206.2 million (2004 $218.8 million) down 5.8%**

AGL's Energy Sales & Marketing (ES&M) division is responsible for the sale and marketing of gas, electricity and energy services to AGL's 1.5 million electricity customers and 1.3 million gas customers across Australia.

During the year ended 30 June 2005, ES&M contributed $206.2 million to profit before borrowing costs and tax compared with $218.8 million for the previous year. This decrease was driven primarily by an increasingly competitive retail environment resulting in higher spending on marketing campaigns to acquire and retain customers (including incentives to customers), milder weather conditions across winter and summer in all states and lower management fee income resulting from the conclusion of an agreement with Alinta for the provision of transitionary services following AGL's acquisition of Pulse Energy in 2002.

There was an overall increase of 16,081 customer accounts compared to the prior year, with the number of dual fuel customer accounts (ie. where AGL supplies both gas and electricity) increasing by 276,102 to 1,036,680 accounts.

Profit before borrowing costs and tax to sales revenue for ES&M was 5.9% for the year to 30 June 2005, down from 6.3% in the prior year. The acquisition of Terra Gas Trader in January 2005 and a changed customer mix contributed to this result.

In March 2005 the new business divisions of Merchant Energy and Retail Energy were created from the existing ES&M and Power Assets divisions. Segment reporting of Merchant Energy and Retail Energy will commence from the beginning of the 2005/2006 financial year.

Natural Gas

Total natural gas sales of 172.9 PJ were 8.8 PJ higher than the prior year.

Sales to mass-market customers decreased by 4.0 PJ to 62.2 PJ. This decrease in volume was primarily due to a warmer winter in 2005 than 2004 which reduced residential consumption in NSW and Victoria. The decrease was offset by an increase in customer numbers, following the opening of the South Australian gas mass market to competition in July 2004.

Sales to contract market customers were largely in line with the prior year across all regions, with a small increase of 0.4 PJ to 69.0 PJ. Sales to the contract market in Victoria decreased by 0.2 PJ to 25.8 PJ; in NSW they increased by 0.3 PJ to 37.8 PJ and in South Australia increased by 0.2 PJ to 5.4 PJ.

Wholesale gas sales increased by 12.4 PJ to 41.8 PJ primarily due to the acquisition of Terra Gas Trader (13.7 PJ), offset by lower sales volumes to International Power (0.9 PJ) and Origin Energy (1.3 PJ).

Electricity

Total electricity sales volume of 22,279 GWh was largely in line with the prior year, showing a slight decrease of 16 GWh.

Sales to mass-market customers decreased by 867 GWh to 9,766 GWh as a result of customer losses and a warmer winter than in the prior year. Customer losses in Victoria and South Australia were offset by an increase in NSW.

Sales to contract market customers increased by 851 GWh to 12,513 GWh. In the Victorian contract market, volume was up by 337 GWh to 4,693 GWh. The NSW/ACT contract market sales volumes increased by 476 GWh with 294 GWh of that increase attributable to the signing of the Department of Defence as a new customer.

In South Australia, contract market volume decreased by 158 GWh to 2,937 GWh due to the loss of Holden (118 GWh) and with OneSteel and BOC operating at reduced capacity for a period of time. In the Queensland contract market, sales increased by 197 GWh to 629 GWh due to the continued acquisition of business and commercial and industrial customers in the region.

- **Gas Networks – EBIT $163.9 million (2004 $164.1 million) down 0.1%**

Gas transported on the AGL gas distribution network in NSW was 95.8 PJ, a decrease of 0.6 PJ compared to the prior year. This decrease was driven by the effect of warmer weather as Sydney experienced the warmest April and fifth warmest June in 144 years. New site growth, mostly in new housing, saw a net increase of 27,024 customer sites and 206 km of gas mains added to the network. The NSW gas distribution network now comprises 23,541 km of gas mains and transports natural gas to 951,591 customer sites.

Significant capital projects during the year included capacity upgrades of six major pressure regulating stations and commencement of the Bathurst gas network rehabilitation project. Preliminary design and route selection also commenced for the future reinforcement of Sydney's high pressure system.

In June 2005, the NSW Independent Pricing and Regulatory Tribunal (IPART) issued its final determination approving the prices, services, terms and conditions under which AGL Gas Networks will provide transportation services to retailers over the five year period to June 2010. It is anticipated that EBITDA will decrease by $5 to $10 million in the 2005/2006 financial year as a result of this decision.

- **Electricity Networks - EBIT ($155.6 million) loss (2004 $70.1 million profit) down 322.0%**

Electricity distributed by the AGL Victorian electricity network was 4,174 GWh, an increase of 1.24%. This result was also affected by generally milder weather conditions throughout the year which has had an adverse impact on energy sales. Growth in customer sites connected continued to be strong with a net increase of 6,632 sites added to the network during the year. The distribution network was extended by a further 105 km, bringing the total network length to 10,285 km.

At the underlying level, the electricity network performed well with EBIT up 7.7%. The unfavourable reported result was due to the $231.1 million write down of the carrying value of the Victorian electricity distribution network. The reassessment of fair value of the network resulted from a review of recent realised market values for Victorian distribution businesses, the tightening regulatory environment and an unfavourable draft determination by the Victorian Essential Services Commission (ESC) on distribution charges for 2006 to 2010. AGL considers the draft determination to be unreasonable, containing errors of fact and fundamental points of difference. This is particularly so in relation to growth forecasts and allowed operating and capital expenditure. The fair value of the network has been re-assessed after considering a range of potential improved regulatory outcomes. AGL continues to vigorously pursue key points of difference with the regulator and is prepared to take the matter to appeal if necessary.

The key priorities for the network include resolving the regulatory determination and effective network management to meet customer growth/connections, load demand and reliability targets.

- **Agility EBIT $63.4 million (2004 $55.5 million) up 14.2%**

Agility manages, operates and develops energy infrastructure assets across Australia. During the year ended June 2005, Agility contributed $63.4 million to profit before borrowing costs and tax, an increase of $7.9 million compared to the previous year.

The improvement in EBIT is a direct result of higher revenue which increased 6.0% in the year to $428.7 million as well as ongoing cost efficiencies achieved.

Covering a range of services across the supply chain, from strategic asset management through to field-based construction services, Agility identifies each client's business requirements and seeks to help them achieve optimum performance in a cost efficient manner.

This year Agility's client and project portfolio expanded through winning new contracts, including:

- Sydney Water Corporation (SWC) Water Mains Rehabilitation contracts;
- Powerco Tasmanian Natural Gas Construction, Operation & Maintenance contracts;
- Energex Live Line Overhead Maintenance contract;
- Hammersley Iron Gas Lateral Construction contract;
- Santos Pipeline Repair contract;
- Ergon Live Line & Air Brake Switch Inspection & Maintenance contracts; and
- APA/Arrow Energy North Coal Seam Methane Plant Engineering Consultancy.

Agility is actively pursuing opportunities in NSW, Queensland, Western Australia, Tasmania and Victoria. Agility recently secured additional works for SWC and is now on its panel for repair and maintenance works, further cementing Agility's successful, on-going relationship with SWC.

Agility is now listed on Ergon Energy's Preferred Contractor Panel in Queensland. Due to a major growth phase in the Queensland electricity services market, Agility has strengthened its underground service capability by the acquisition of Oakland Construction Group, a preferred construction and maintenance services provider for Energex, which specialises in high-voltage underground electrical cable work in south-east Queensland.

- **Energy Investments & LPG – contribution $96.0 million (2004 $110.4 million) down 13.0%**

Australian Pipeline Trust (APA)

AGL's share of equity accounted profits from its 30% investment in the Australian Pipeline Trust totalled $19.4 million (2004 $38.0 million). Last year's result included two significant items, being a profit upon entry into tax consolidation (AGL share $27.9 million) and a loss associated with the write-off of the Windimurra pipeline following the closure by Xstrata of its vanadium mine (AGL share $4.2 million). The improved underlying result for the current year includes the positive net impact of the acquisition of the GGT and Parmelia pipelines in August 2004, together with the 30% minority interest in the Ballera to Mt Isa pipeline in February 2005.

ActewAGL

AGL's consolidated share of profits from its 50% investment in the ActewAGL distribution and retail partnerships in the Capital Region totalled $53.0 million (2004 $50.9 million). This result reflects successful customer retention, lower operating costs and higher capital contributions revenue offset by a warmer winter than the prior year and regulatory resets on the electricity and gas network tariff charges.

Elgas

AGL's 50% interest in Auscom Holdings (Elgas) which distributes and retails LPG in Australia, made a $13.5 million equity accounted contribution, in line with $13.9 million in the previous year. Warmer trading conditions in winter 2005 placed pressure on sales volumes, although profit levels were maintained due to the relatively strong Australian dollar. This has enabled the company to maintain margins despite international LPG prices reaching record levels in US dollar terms during the year.

H C Extractions

H C Extractions, which produces LPG, contributed an EBIT of $6.0 million, an increase of $4.6 million on the previous corresponding period. The increase is primarily due to additional revenue earned from the favourable movements in the Saudi contract propane price. A significant increase in production, mainly due to the previous year's production being adversely affected by plant and equipment damage and a longer major plant shutdown, also contributed to the improved result.

GasValpo

AGL's wholly-owned investment in GasValpo, a natural gas distribution company in Chile, contributed $4.1 million to earnings before interest and tax during the year ended June 2005. The decrease from the prior year contribution of $6.2 million is due to the recommencement of gas restrictions from Argentina in the summer of 2005, which has limited the supply of natural gas to GasValpo's industrial customers.

- **Power Generation – contribution $31.2 million (2004 $17.5 million) up 78.3%**

AGL Power Generation, including the contribution from Loy Yang Power, provided a profit contribution before borrowing costs and tax of $31.2 million, up $13.7 million on last year. This increase was primarily the result of a full-year contribution from Loy Yang Power of $9.5 million. AGL purchased a 32.5% share in Loy Yang Power on 8 April 2004, which yielded a $2.7 million contribution in the 2004 financial year.

Power Generation – Wholly Owned

AGL's two gas-fired power stations at Somerton in Victoria and Hallett in South Australia continue to play an important role in mitigating AGL's potential risk to the volatility of electricity spot prices during periods of peak electricity demand. Somerton has 150 MW of installed capacity while Hallett has 180 MW. Hallett has distillate as an alternative fuel which enhances security of supply. These plants tend to operate during the summer and winter seasons, but are available to supply the market throughout the year. Substantial investments in enhancements to the generators at these power stations have greatly improved start reliability. In addition, the Somerton power station provides network support to the AGL and SPI electricity networks in Victoria.

AGL's third gas-fired power station is at Cawse, a 20 MW plant located in Western Australia. It supplies electricity, steam and desalinated water to the OMG Cawse nickel mine (60 km north-west of Kalgoorlie).

Power Generation - Investments

As AGL purchased a 32.5% share in Loy Yang Power on 8 April 2004, the prior year results incorporated less than three months' contribution from this investment. The 2005 financial year contribution of $9.5 million comprised the equity accounted loss of $1.1 million and loan note interest revenue of $10.6 million. This compares with a 2004 contribution of $2.7 million comprising the equity accounted profit of $0.1 million and loan note interest revenue of $2.6 million. Less than expected generation revenue is the principal reason for the 2005 performance which has been adversely affected by lower pool prices and the slower than forecast take up rate of contracts by counterparties. This left Loy Yang Power with a higher average percentage of plant capacity exposed to pool prices during the year.

AGL currently supports renewable sources of power generation through its investment in landfill gas and biogas power stations, and financial contracts for a number of wind farm developments. Further growth of AGL's renewable energy portfolio is planned through investments in renewable energy projects.

- **New Zealand - contribution $665.2 million (2004 $129.4 million)**

On 14 December 2004 AGL completed the sale of its 66.05% interest in NGC Holdings Limited. The contribution during the period of $665.2 million includes an amount of $591.5 million, before income tax recognised as a significant item, relating to the gain on sale of the investment.

The sale proceeds were used to pay costs in relation to the transaction, with the remainder having been or still to be used to repay debt and fund the capital management program undertaken in calendar year 2005.

- **Property – contribution $2.6 million (2004 $0.5 million)**

The current period contribution of $2.6 million includes an amount of $14.7 million in relation to profit on the sale of Stage 6 of Breakfast Point offset by an expense of $12.1 million in relation to remediation, rehabilitation and rationalisation of various properties. Both amounts were recorded as significant items.

- **Telecommunications - contribution $2.2 million (2004 loss $33.3 million)**

During the year, provisions previously raised regarding AGL's investments in telecommunications were written back in the accounts. The $33.3 million loss in the previous corresponding period related to the write-off of the investments in TransACT and COMindico of $25.0 million and $23.5 million respectively offset by a gain of $16.2 million following a settlement in relation to the investment in dingo blue. These amounts were all recognised as significant items. AGL has provided a guarantee in support of a $25.0 million bank facility obtained by TransACT. The guarantee is limited to that facility and as at 30 June 2005 $20.8 million has been drawn down on this facility. To date there has been no call on this guarantee.

The carrying value of AGL's investment in Telecommunications was $nil at 30 June 2005 (2004 $nil).

- **Unallocated items - expense $20.6 million (2004 expense $32.0 million) down 35.6%**

Unallocated items of $20.6 million for the year to 30 June 2005 decreased by $11.4 million. The decrease was due to the inclusion of interest income from the NGC sale proceeds, offset by the write-off of some deferred capital expenditure and costs associated with property rationalisation.

- **Borrowing costs - expense $111.5 million (2004 expense $134.0 million) down 16.8%**

Borrowing costs decreased by $22.5 million to $111.5 million primarily as a result of lower average outstanding debt during the year. The net debt position at June 2005 is lower than that at June 2004. This position arises primarily as a result of the sale of AGL's interest in NGC Holdings Limited. Most of the proceeds of sale were used to retire debt.

- **Tax expense $74.8 million (2004 expense $187.5 million) down 60.1%**

The decrease in tax expense by $112.7 million to $74.8 million during the year is largely attributable to the tax benefit of $65.9 million recorded on entry into tax consolidation and $38.1 million tax benefit arising from the write down of the Victorian Electricity Network. Both items were recorded as significant items.

Notes to the Consolidated Financial Statements.

For the Year Ended 30 June 2005

Note 1 - Basis of Concise Financial Report

The Concise Financial Report relates to the consolidated entity consisting of The Australian Gas Light Company (the Parent Entity) and each of its controlled entities. The Report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039 'Concise Financial Reports'.

The financial statements and specific disclosures included in this Concise Financial Report have been derived from the Full Financial Report of the consolidated entity. The Concise Financial Report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Report.

The accounting policies applied in the preparation and presentation of the Concise Financial Report are consistent with those applied in respect of the year ended 30 June 2004 except as disclosed below.

Note 2 - Change in accounting estimates

There were no material changes in accounting estimates during the year ended 30 June 2005.

Note 3 - Rounding of amounts

Unless otherwise specified, amounts in the Concise Financial Report are shown to the nearest tenth of a million dollars in accordance with ASIC Class Order 98/100 issued 10 July 1998. The Parent Entity is an entity to which the Class Order applies.

Note 4 - Revenue

	2005 $m	2004 $m
Sales revenue	4,058.0	4,153.7
Other revenue	857.4	48.0
	4,915.4	4,201.7

Note 5 - Dividends

	2005 $m	2004 $m
Recognised amounts		
Interim dividend paid 24 March 2005 (2004 - 26 March 2004)		
Franked amount (28 cents per share (2004 -22 cents per share))	127.8	100.4
Unfranked amount (3 cents per share (2004 - 7 cents per share))	13.7	31.9
Total amount (31 cents per share (2004 - 29 cents per share))	141.5	132.3
Special dividend paid 24 March 2005 (2004 - Nil)		
Franked amount (27 cents per share (2004 - Nil))	123.6	-
Unfranked amount (3 cents per share (2004 - Nil))	13.7	-
Total amount (30 cents per share (2004 - Nil))	137.3	-
Final dividend paid 24 September 2004 (2004 - 26 September 2003)		
Franked amount (23 cents per share (2004 - 18 cents per share))	104.9	81.0
Unfranked amount (8 cents per share (2004 - 11 cents per share))	36.5	49.5
Total amount (31 cents per share (2004 - 29 cents per share))	141.4	130.5
	420.2	262.8
Unrecognised Amounts		
Proposed final dividend to be paid 23 September 2005*		
Franked amount 32 cents per share	141.8	104.9
Unfranked amount (Nil cents per share)	-	36.5
Total amount 32 cents per share	141.8	141.4

*The final dividend in respect of ordinary shares for the year ended 30 June 2005 has not been recognised in this financial report as the final dividend was not declared on or before 30 June 2005.

Note 6 - Segment information

Business segments

6(a) Segment revenues

	External Sales Revenue		Other External Revenue		Inter-Segment Revenue		Equity Accounted Share of Net Profits/(Losses)		Total	
	2005 $m	2004 $m	2005 $m	2004 $m	2005 $m	2004 $m	2005 $m	2004 $m	2005 $m	2004 $m
Energy Networks										
Gas Networks	59.5	45.0	1.3	1.9	278.6	290.1	-	-	339.4	337.0
Electricity Networks	81.2	66.4	0.1	0.3	117.8	115.2	-	-	199.1	181.9
	140.7	111.4	1.4	2.2	396.4	405.3	-	-	538.5	518.9
Agility	146.4	129.6	1.8	3.2	280.5	271.3	-	0.2	428.7	404.3
Energy Sales & Marketing	3,487.3	3,436.8	2.0	3.2	33.8	34.1	0.2	(0.2)	3,523.3	3,473.9
Energy Investments	62.2	50.1	0.7	4.5	-	0.6	86.2	105.2	149.1	160.4
Power Generation	8.1	8.9	10.6	0.1	37.5	39.0	(1.1)	2.7	55.1	50.7
New Zealand business	206.7	409.7	784.1	7.9	-	-	-	(0.2)	990.8	417.4
Property	-	-	37.0	0.9	1.3	0.1	-	-	38.3	1.0
Telecommunications	-	1.0	1.9	18.4	-	-	-	(15.9)	1.9	3.5
Segment totals	4,051.4	4,147.5	839.5	40.4	749.5	750.4	85.3	91.8	5,725.7	5,030.1
Unallocated items	6.6	6.2	17.9	7.6	-	(0.6)	-	-	24.5	13.2
	4,058.0	4,153.7	857.4	48.0	749.5	749.8	85.3	91.8	5,750.2	5,043.3
Less: eliminations	-	-	-	-	(749.5)	(749.8)	-	-	(749.5)	(749.8)
	4,058.0	4,153.7	857.4	48.0	-	-	85.3	91.8	5,000.7	4,293.5

Revenue is principally derived from:

(i) **Energy Networks** - distribution of gas and electricity.
Agility - provision of infrastructure management and maintenance services.
Energy Sales & Marketing - sale of natural gas and electricity.
Energy Investments - investments in pipeline and energy utility entities.
Power Generation - generation and sale of electricity.
New Zealand business - investments in New Zealand entities involved in the gas industry.
Property - sale and rental of properties.
Telecommunications - investment in entities involved in the telecommunications industry.

(ii) Inter-segment pricing is made on an "arms-length", commercial basis.

Note 6 – Segment information (continued)

6(b) Segment results - profits/(losses)

	Segment Results – Profits/(Losses)		Depreciation and Amortisation		Other Non-Cash Expenses	
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Energy Networks						
Gas Networks	163.9	164.1	40.4	40.0	1.9	2.2
Electricity Networks	(155.6)	70.1	27.5	26.5	231.6	0.4
	8.3	234.2	67.9	66.5	233.5	2.6
Agility	63.4	55.5	3.8	3.2	13.0	15.0
Energy Sales & Marketing	206.2	218.8	52.5	50.8	35.1	34.5
Energy Investments	96.0	110.4	5.6	5.9	1.6	1.2
Power Generation	31.2	17.5	15.5	14.9	0.4	4.5
New Zealand business	665.2	129.4	31.2	70.5	-	15.7
Property	2.6	0.5	1.2	1.1	0.1	0.3
Telecommunications	2.2	(33.3)	-	-	0.1	32.6
Segment totals	1,075.1	733.0	177.7	212.9	283.8	106.4
Unallocated items	(20.6)	(32.0)	21.1	23.8	21.6	19.6
	1,054.5	701.0	198.8	236.7	305.4	126.0
Less: borrowing costs	(111.5)	(134.0)				
Profit from ordinary activities before income tax	943.0	567.0				
Income tax attributable to ordinary activities	(74.8)	(187.5)				
Profit from ordinary activities after income tax	868.2	379.5				

Profit from ordinary activities before borrowing costs includes the following significant items, as allocated to relevant segments:

(i)	Electricity Networks	$(231.1) million (2004 $Nil million)
(ii)	Energy Investments	$Nil million (2004 $23.7 million)
(iii)	Power Generation	$Nil million (2004 $(4.2) million)
(iv)	New Zealand business	$591.5 million (2004 $Nil million)
(v)	Property	$2.6 million (2004 $Nil million)
(vi)	Telecommunications	$Nil million (2004 $(32.3) million)
(vii)	Unallocated items	$(5.0) million (2004 $Nil million)
(viii)	Income tax attributable to ordinary activities	$103.5 million (2004 $Nil million)

6(c) Segment assets and liabilities

	Assets(1)		Liabilities(1)		Equity Accounted Investments(2)		Acquisition of Non-Current Assets(2)	
	2005 $m	2004 $m	2005 $m	2004 $m	2005 $m	2004 $m	2005 $m	2004 $m
Energy Networks								
Gas Networks	1,248.3	1,219.0	7.3	217.5	-	-	69.2	66.4
Electricity Networks	713.1	949.6	7.5	76.0	-	-	42.4	32.6
	1,961.4	2,168.6	14.8	293.5	-	-	111.6	99.0
Agility	104.6	67.7	66.5	71.2	-	0.2	18.7	6.8
Energy Sales & Marketing	2,021.8	2,102.3	388.0	553.9	0.9	1.0	5.6	10.5
Energy Investments	655.1	650.6	51.8	78.6	499.8	484.0	6.3	6.6
Power Generation	523.9	524.2	0.8	21.5	106.8	111.6	8.2	5.6
New Zealand business	-	864.0	-	594.4	-	4.4	14.5	55.1
Property	26.6	55.1	15.8	9.1	-	-	6.4	0.2
Telecommunications	-	0.2	-	2.5	-	-	-	-
Segment totals	5,293.4	6,432.7	537.7	1,624.7	607.5	601.2	171.3	183.8
Unallocated items	634.8	141.4	2,122.9	1,794.8	-	-	32.0	31.0
Consolidated total	5,928.2	6,574.1	2,660.6	3,419.5	607.5	601.2	203.3	214.8

(1) Current year figures include the impact of entering into tax consolidation. (2) Included in Assets total.

6(d) Funds employed

	Energy Networks							
	Gas Networks	Electricity Networks	Agility	Energy Sales & Marketing	Energy Investments	Power Generation	Property	Tele-communi-cations
	2005 $m	2005 $m	2005 $m	2005 $m	2005 $m	2005 $m	2005 $m	2005 $m
Current assets								
Cash	-	-	0.1	8.9	3.2	-	-	-
Receivables	13.1	10.7	36.5	712.4	10.1	5.4	4.6	-
Inventories	-	-	3.1	9.6	1.3	-	-	-
Property, plant and equipment	1.0	-	-	-	-	-	14.2	-
Other	0.1	2.5	1.4	70.1	0.4	0.7	0.1	-
Non-current assets								
Receivables	-	-	-	-	0.4	123.3	-	-
Equity accounted investments	-	-	-	0.9	499.7	106.8	-	-
Other financial assets	-	-	-	-	-	-	-	-
Property, plant and equipment	1,217.2	409.1	22.0	46.1	120.4	284.8	7.2	-
Intangible assets	-	278.2	33.4	1,149.9	17.7	-	-	-
Deferred expenditure	15.8	12.6	0.9	16.7	1.9	2.9	0.5	-
Deferred tax assets	-	-	-	-	-	-	-	-
Other	1.1	-	7.2	7.2	-	-	-	-
Total assets	1,348.3	713.1	104.6	2,021.8	655.1	523.9	26.6	-
Current liabilities								
Payables	5.4	7.3	30.3	337.2	5.4	0.7	2.1	-
Provisions	1.2	0.2	16.2	12.9	1.5	0.1	10.3	-
Current tax liabilities	-	-	-	-	0.2	-	-	-
Unearned revenue	-	-	0.6	7.8	0.2	-	0.2	-
Non-current liabilities								
Payables	-	-	-	9.2	-	-	-	-
Provisions	0.2	-	19.2	14.5	-	-	3.2	-
Deferred tax liabilities	-	-	-	-	-	-	-	-
Unearned revenue	0.5	-	-	4.6	-	-	-	-
Funds employed	1,241.0	705.6	38.3	1,635.6	647.8	523.1	10.8	-
Guarantee support	-	-	2.9	269.3	-	-	-	-

6(e) Profit from ordinary activities before borrowing costs and significant items

	Energy Networks							
	Gas Networks	Electricity Networks	Agility	Energy Sales & Marketing	Energy Investments	Power Generation	Property	Tele-communi-cations
	2005	2005	2005	2005	2005	2005	2005	2005
	$m	$m	$m	$m	$m	$m	$m	$m
Before income tax	163.9	75.5	63.4	206 2	96.0	31.2	-	2.2
After income tax	112.9	51.5	44.3	132.2	75.2	22.1	-	2.7

6(f) Profit from ordinary activities before borrowing costs and significant items/funds employed* (%)

Before income tax	14.6	9 6	350.6	11.8	15.1	6 1	n/a	n/a
After income tax	10 1	6.5	244 8	7.6	11 8	4.3	n/a	n/a

* Weighted where appropriate.

6(g) Profit from ordinary activities before borrowing costs and significant items/funds employed including guarantee support* (%)

Before income tax	14 6	9.6	287 1	10.0	15 1	6.1	n/a	n/a
After income tax	10.1	6.5	200.4	6.4	11.8	4.3	n/a	n/a

* Weighted where appropriate.

6(h) Geographical segments

	External Revenues		Assets		Acquisition of Non-Current Assets	
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Australia	3,884.7	3,749.3	5,779.2	5,563.0	182.5	153.2
New Zealand	990.7	417.6	-	864.0	14 5	55.1
Other	40.0	34.8	149.0	147.1	6.3	6.5
	4,915.4	4,201.7	5,928.2	6,574.1	203 3	214.8

Note 7 - Remuneration of auditors

	Consolidated		Parent Entity	
	2005	2004	2005	2004
	$000	$000	$000	$000
Remuneration of the auditor of the Parent Entity for:				
Auditing and reviewing the financial report	920	919	139	163
Other services:				
Tax consulting and compliance reviews	-	11	-	5
Audit assurance for debt offering	-	358	-	358
Other audit assurance services	86	101	5	16
Adoption of International Financial Reporting Standards	326	364	326	364
Regulatory audits	269	201	-	-
Other	-	-	-	51
	681	1,035	331	794
Remuneration of other auditors of controlled entities for auditing and reviewing the final report	68	271	-	-

Note 8 - Events occurring after reporting date and not recognised in the financial report

On 5 July 2005 AGL announced its commitment to an investment in the upstream PNG Gas Project.

This investment comprises:

- A $4.5 billion conditional Gas Supply Agreement with PNG Gas Project producers to purchase around 1,500 PJ of gas over 20 years from 2009; and
- A $400 million conditional agreement with Oil Search Limited (Oil Search) to acquire an equity interest of 10% in the upstream PNG Gas Project.

Capital Management

On 25 February 2005 AGL announced its intention to commence an on-market buy-back of its shares as part of its capital management program. On 2 August 2005, AGL lodged the necessary forms with ASIC to commence this process. AGL expects the buy-back program to be completed by the end of 2005.

Note 9 – Impact of Adopting Australian equivalents to International Financial Reporting Standards

AGL changed its accounting policies on 1 July 2005 to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 July 2004 as the date of transition, except for financial instruments, including derivatives, where the Company has elected to defer the transition date to 1 July 2005.

An explanation of how the transition from Generally Accepted Accounting Principles (AGAAP) to A-IFRS will affect AGL's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

AGL will prepare financial statements under A-IFRS for the first time for the half-year ending 31 December 2005. The Directors may, at any time until the completion of AGL's first A-IFRS compliant financial report, elect to revisit, and where considered necessary, revise the accounting policies applied in preparing the financial report.

At the date of this financial report, AGL has substantially completed the implementation of A-IFRS, including analysis and assessment of accounting policies. Finalisation of implementation requires sign off of systems capability in a live environment, particularly for financial instruments, and finalisation of documentation of internal accounting policies and the impact of associates and joint ventures.

The likely impacts are based on the following key assumptions that AGL will:

- Not restate previous Business Combinations (refer note (d) (iii));
- Adopt deemed cost valuations for Property, Plant & Equipment in order to maintain current carrying values (refer note (d) (viii));
- Reset the opening foreign currency translation reserve to zero (refer note (d) (ii));
- Not restate comparatives for AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement (refer note (d) (xi)); and
- Adopt the retained earnings option for the recognition of defined benefit fund actuarial gains and losses (refer note (d) (i)).

The following disclosures outline the likely impacts on the current year financial statements of AGL had they been prepared using A-IFRS, based on the Directors' accounting policy decisions current at the date of this financial report. Readers of the financial report should note that further developments in A-IFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the accounting policy decisions made by the Directors and, consequently, the likely impact outlined in the following disclosure. The following financial impacts may also be affected by the finalisation of A-IFRS implementation by AGL's associated entities and joint ventures.

(a) Reconciliation of equity as presented under AGAAP to that under A-IFRS - The Australian Gas Light Company and Controlled Entities

	Note (refer paragraph (d))	2005 $m**	1 July 2004* $m
Total equity under AGAAP		3,267.6	3,154.6
Total equity adjustments at date of transition		(97.8)	N/A
Adjustments to retained earnings (pre tax):			
Recognition of defined benefit pension asset	(i)	4.8	5.7
Clearance of foreign currency translation reserve	(ii)	0.0	(4.1)
Write-back of goodwill amortisation	(iii)	39.9	0.0
Recognition of share-based payment expense	(iv)	(4.1)	(0.8)
Adjustments relating to NGC (which was disposed of in December 2004)	(v)	36.7	(5.4)
Tax effect of A-IFRS adjustments	(vi)	1.7	0.0
Tax effect on transition***	(vi)	0.0	(83.9)
Total adjustments to retained earnings		79.0	(88.5)
Adjustments to other reserves (pre tax):			
Recognition of share-based payment expense	(iv)	4.1	(13.4)
Clearance of foreign currency translation reserve	(ii)	0.0	4.1
Total adjustments to other reserves		4.1	(9.3)
Total equity adjustments		(14.7)	(97.8)
Total equity under A-IFRS		3,252.9	3,056.8

* This column represents the adjustments as at the date of transition to A-IFRS.

** This column represents the cumulative adjustments as at the date of transition to A-IFRS and those for the year ended 30 June 2005.

*** This figure includes the share attributable to Outside Equity Interests.

(b) Reconciliation of net profit under AGAAP to that under A-IFRS - The Australian Gas Light Company and Controlled Entities

Year ended 30 June 2005	Notes	2005 $m
Net profit as reported under AGAAP		848.3
Adjustments (pre tax):		
Amortisation of goodwill	(iii)	39.9
Movement in defined benefit pension asset	(i)	8.5
Share-based payment expense	(iv)	(4.1)
Recognition of additional profit on disposal of NGC	(v)	36.7
Adjustment to income tax expense	(vi)	0.6
Total adjustments		81.6
Net profit under A-IFRS		929.9

(c) Restated A-IFRS Statement of Cash Flows for the year ended 30 June 2005

No material impacts are expected to the cash flows presented under AGAAP on adoption of A-IFRS.

(d) Notes

The information in the following notes provides a summary of the A-IFRS Standards as they affect AGL and should not be taken as an exhaustive explanation of all the impacts arising from implementation.

(i) AASB 119 Employee Benefits

AGL sponsors a number of defined benefit superannuation plans for employees. This standard requires the recognition of an asset or liability for the net difference between the defined benefit obligation and the fair value of the plan assets.

AGL's current policy for accounting for defined benefit funds is to expense contributions as they are paid or become payable and to fund any shortfall. AGL does not recognise any asset or liability for the net position of the defined benefit funds. The initial adjustment on transition will be through retained earnings.

In December 2004, the Australian Accounting Standards Board agreed to release an amended version of AASB 119 to permit all three options for recognition of actuarial gains and losses that were permitted under the International Standard IAS19. The previous AASB 119 only permitted recognition through profit or loss. The revised AASB 119 can be early adopted. The three options for recognition of actuarial gains and losses are:

- Full recognition through profit or loss;
- Full recognition through retained earnings; or
- The 'corridor' approach which permits smoothing of fluctuations outside of a 10% corridor.

AGL has elected to early adopt the revised AASB 119 for the annual reporting period beginning on 1 July 2005 and will apply the option of taking actuarial gains and losses to retained earnings. For the year ended 30 June 2005, total actuarial losses were $3.7 million. In accordance with the requirements of AASB 1 First Time Adoption of A-IFRS, comparative period information is restated.

On transition, the estimated financial impact on opening net assets is +$5.7 million (before tax) and the impact on the June 2005 profit results is +$8.5 million (before tax).

(ii) Foreign Currency Translation Reserve

Under AASB 1, an entity has the option of resetting its opening foreign currency translation reserve (FCTR) to zero at the date of transition. If this option is selected, any gain or loss on disposal of a foreign operation will exclude the translation differences that arose before the date of transition to A-IFRS. At 30 June 2004, the balance in AGL's FCTR was a loss of $4.1 million which arose from AGL's interests in New Zealand and Chile. AGL disposed of its interests in the New Zealand entity NGC in December 2004. On transition, AGL has elected to reset its FCTR to zero.

(iii) AASB 3 Business Combinations

Under this standard, goodwill will no longer be amortised but will be subject to impairment testing. Under A-IFRS, retail licenses will be accounted for as goodwill (refer note (vii)).

The amortisation of goodwill and the retail licenses for the year ended 30 June 2005 was $39.9 million.

Under the provisions of AASB 1, an entity can elect to retrospectively restate some business combinations to comply with all of the requirements of A-IFRS (with all business combinations that occurred after the earliest restatement being restated) or an entity can elect to not restate any previous business combinations. Without these options, entities would have to undertake a restatement of all previous business combinations to ensure compliance with A-IFRS. If the election is made to restate some previous business combinations, or to not restate at all, AASB 1 still requires assets and liabilities that meet the recognition criteria under A-IFRS to be recognised at the date of transition and assets and liabilities that do not meet the recognition criteria to be derecognised. Adjustments to recognise or derecognise assets and liabilities are made against retained earnings except for adjustments that relate to intangible assets in which case the adjustment is made against goodwill.

Full retrospective application to all previous business combinations was considered impractical based on the fact that AGL, being Australia's second oldest company, was formed in 1837. As assets and liabilities are required to be recognised or derecognised in accordance with A-IFRS regardless of restatement, it was decided not to restate previous business combinations.

AGL has therefore elected to not apply AASB 3 retrospectively to past business combinations. Accordingly, the accumulated amortisation of goodwill and retail licenses at the date of transition of 1 July 2004 will not be reversed.

There is no financial impact on transition. The estimated financial impact on the 30 June 2005 profit results is +$39.9 million.

(iv) AASB 2 Share-Based Payments

AASB 2 applies to all share-based payments that were issued after 7 November 2002 but were not vested by 1 January 2005. This standard requires share-based payments to be measured at fair value at grant date and expensed over the vesting period. The vesting period is determined by the conditions of the employee share ownership plan. This will result in a change to AGL's current accounting policy, which does not require share-based payments to be expensed. AGL has the following share plans that exist at the date of transition to A-IFRS:

- Management Share Plan;
- Share Loan Plan;
- Share Purchase Plan;
- Share Reward Plan; and
- Long-Term Incentive Plan.

The last issue under the Management Share Plan was in November 1996. At 30 June 2005, loans outstanding under this plan were $0.3 million, however no adjustment has been made as this falls within the transitional provisions.

The Share Loan Plan will be treated as an insubstance option so the loan balance of $14.2 million at the date of transition will be debited to an employee equity settled benefits reserve on transition. Dividends paid in the future for this plan will be accounted for as a partial exercise of the options and charged to the employee equity settled benefits reserve. This plan is now closed to new participants.

An expense is already recognised for the Share Purchase Plan so no further adjustments are required for A-IFRS.

An expense for the Share Reward Plan and Long-Term Incentive Plan will be recognised over the vesting period based on the fair value of the shares at grant date. The full annual expense for these share-based payments as calculated under this Standard has not been recognised in the period to 30 June 2005 due to the exemption for shares that vest prior to 1 January 2005. A full financial impact of these share plans is estimated to be $8.0 million before tax. On transition, an adjustment between retained earnings and equity of $0.8 million reflects the accumulated expense of the rights arising from the Long-Term Incentive Plan on transition date that do not vest until after 1 January 2005.

On transition, the estimated financial impact on opening net assets is -$14.2 million (before tax) and the impact on the June 2005 profit results is -$4.1 million (before tax).

(v) Adjustments relating to NGC

AGL disposed of its interests in NGC in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on the transition to A-IFRS, which resulted in an increase to the reported profit on sale of NGC in December 2004. This is not an ongoing adjustment.

(vi) AASB 112 Income Taxes

In accordance with AGAAP, AGL's current accounting policy is to apply the "Income Statement" method to calculating income tax expense. Under this method, income tax expense was calculated on pre-tax accounting profits after adjustments for permanent differences. The tax effect of timing differences was recognised as either a deferred tax asset or deferred tax liability. AASB 112 adopts a "Balance Sheet" approach, which recognises deferred tax amounts for any differences between the accounting and tax value of assets and liabilities. As AASB 112 has a "Balance Sheet" approach to the calculation of deferred tax amounts rather than an "Income Statement" approach, this Standard will result in adjustments to currently recognised tax assets and tax liabilities. In addition the income tax expense and deferred tax amounts calculated under AASB 112 may be affected by other A-IFRS Standards and resulting adjustments to the extent that they impact on the carrying value of assets and liabilities.

On transition, the estimated financial impact on opening net assets is -$83.9 million and the impact on the June 2005 profit results is +$0.6 million. A reduction to the deferred tax liability of $1.1 million arises from the recognition through retained earnings of actuarial losses.

The increase in the deferred tax liability on transition arises from the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, investments in associates and from the previously categorised permanent differences between the book and tax carrying amounts of property, plant and equipment.

(vii) AASB 138 Intangible Assets

Under A-IFRS, AGL has formed the view that retail licenses do not meet the criteria for recognition as an identifiable intangible asset. In accordance with AASB 1 these retail licenses will be recognised as goodwill (written down value at 30 June 2004 of $1,179.4 million). There will be no further amortisation of the licenses when reclassified but they will be subject to impairment testing.

(viii) Property, Plant and Equipment

AASB 1 provides four transitional options with respect to the valuation of property, plant and equipment. These options are available on an individual asset basis. These options are:

- Depreciated historical cost;
- Fair value as deemed cost;
- A previous GAAP revaluation which is then deemed to be cost; or
- Fair value at the date of a previous Initial Public Offering or privatisation.

These options are also available for intangible assets

AGL has elected to choose those options that result in maintaining current carrying values. As a result there is no transitional or ongoing differences arising from this Standard. The basic grouping of assets and the valuation options adopted are:

Asset	A-IFRS Option
Assets held at cost	Depreciated historical cost
Gas Networks	Previous GAAP revaluation deemed as cost
Property	Previous GAAP revaluation deemed as cost
Distribution Licences	Fair value at date of privatisation

(ix) Impairment of Assets

Impairment testing is required to be undertaken whenever there is an indication of impairment and annually for goodwill and indefinite life intangibles. No impairment was identified at the date of transition of 1 July 2004. The write down of the networks business under AGAAP at 30 June 2005 was calculated consistently with the requirements under AASB 136. No other impairments have been identified to 30 June 2005.

(x) AASB 1 First Time Adoption of A-IFRS

AGL's date of transition to Australian equivalents to IFRS is 1 July 2004 and AGL will be required to prepare an opening Statement of Financial Position at that date. Financial statements under current Australian accounting standards are still required to be prepared for the year ended 30 June 2005. AGL's first A-IFRS financial report will be for the interim financial report for the period ending 31 December 2005.

Opening adjustments to comply with retrospective application of the A-IFRS standards will be made to retained earnings except for adjustments to intangibles acquired in a business combination, which will be made against goodwill.

(xi) AASB 139 Financial Instruments

This standard requires all derivatives, including embedded derivatives, to be measured at fair value on the Balance Sheet regardless of the use of the derivative. This standard will result in key differences in accounting policy.

AGL has decided to apply the exemption provided in AASB 1 First Time Adoption of Australian equivalents to International Financial Reporting Standards which permits entities to not apply the requirements of AASB 132 Financial Instruments, Presentation and Disclosure and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. AASB 139 contains strict documentation and designation criteria that must be met in order to achieve hedge accounting. Due to the complexities and uncertainties in AASB 139, particularly in relation to energy derivatives, AGL was not in a position to meet the documentation and designation requirements at 30 June 2004 and so has elected to not restate comparative information for AASB 132 and AASB 139. The standards will be applied from 1 July 2005.

This standard requires significant system changes to ensure that derivatives meet hedge accounting requirements. AGL has been developing its own in-house software to deal with the complexities of energy derivatives and is using off-the-shelf software for the management of treasury positions. This standard has strict hedge accounting criteria and where these are not met, movements in the fair value of derivatives will result in impacts on reported profit. From 1 July 2005, derivatives will be required to be fair valued and included on the Balance Sheet. AGL currently applies hedge accounting to derivatives, which are only recorded through profit on settlement.

Energy derivatives

AGL uses derivatives to help manage exposures to wholesale electricity and gas price fluctuations. These derivatives will mainly be classified as cash flow hedges. The Energy Supply Association of Australia, on behalf of a number of its members, has lodged a submission with the Urgent Issues Group seeking clarification on the application of this standard to the Australian electricity industry. This submission has been referred to the International Financial Reporting Interpretations Committee (IFRIC) and a final decision is pending. At 30 June 2005, the fair value of energy derivatives was a negative $227.8 million. Adjustments arising from the transition to AASB 139 will include the recognition of this fair value.

Treasury derivatives

AGL uses treasury derivatives to help manage exposures to interest rate and foreign exchange movements. These derivatives will mainly be fair value hedges. AGL has restructured its portfolio to minimise the impact on fair value fluctuations through profit. At 30 June 2005, the fair value of treasury derivatives was a negative $40.7 million. Adjustments arising from the transition to A-IFRS will include the recognition of this fair value as well as the fair value of the risks being hedged by these derivatives and foreign exchange differences.

Independent Audit Report.

To Shareholders of The Australian Gas Light Company

Scope

We have audited the Concise Financial Report of The Australian Gas Light Company for the financial year ended 30 June 2005 as set out on pages 46 to 63, in order to express an opinion on it to the members of the Company. The Concise Financial Report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's Directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of The Australian Gas Light Company for the year ended 30 June 2005. Our audit report on the Full Financial Report was signed on 25 August 2005, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report, and examination on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material aspects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports".

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the Concise Financial Report of The Australian Gas Light Company complies with Accounting Standard AASB 1039 "Concise Financial Reports".

DELOITTE TOUCHE TOHMATSU

Greg Couttas, Partner,
Chartered Accountants, Sydney, 25 August 2005

Deloitte

Liability limited by the Accountants' Scheme approved under the Professional Standards Act 1994 (NSW).

Independence Declaration.

To the Directors of The Australian Gas Light Company

In accordance with Section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the Directors of The Australian Gas Light Company.

As lead audit partner for the audit of the financial statements of The Australian Gas Light Company for the financial year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours faithfully

DELOITTE TOUCHE TOHMATSU

Greg Couttas, Partner,
Chartered Accountants, Sydney, 25 August 2005

Deloitte

Liability limited by the Accountants' Scheme approved under the Professional Standards Act 1994 (NSW).

Five-year summary.

	2005	2004	2003	2002	2001
Statistics					
Revenue excluding significant items ($m)	4,100.2	4,183.4	4,051.6	3,197.2	3,277.2
Depreciation and amortisation ($m)	198.8	244.3	249.9	219.8	198.2
EBIT excluding significant items ($m)	696.5	713.8	688.6	552.1	519.4
Borrowing costs ($m)	111.5	134.0	174.6	172.2	181.9
Tax expense excluding significant items ($m)	178.3	188.0	171.6	116.3	108.7
Profit after tax and excluding significant items ($m)	406.7	391.8	342.4	263.6	228.8
Profit attributable to Shareholders ($m)	848.3	349.5	295.0	192.1	115.4
Shareholders' equity attributable to Shareholders of the Parent ($m)	3,267.6	3,049.8	2,896.8	2,101.0	1,905.9
Net borrowings ($m) (7)	1,249.0	2,171.1	1,990.6	2,496.8	2,580.7
Total assets ($m)	5,928.2	6,574.1	6,394.5	6,016.5	6,003.2
Funds employed ($m)	4,900.7	5,331.7	5,187.1	4,825.6	4,777.7
Net assets ($m)	3,267.6	3,154.6	3,153.0	2,328.4	2,108.3
Operating cash flow ($m)	557.4	637.2	542.2	344.3	297.4
Capital expenditure ($m)	197.5	211.8	266.2	412.6	384.7
Number of employees	3,006	3,239	3,288	2,639	3,218
Issued shares (m)	456.6	456.2	450.2	382.2	359.8
Number of Shareholders	113,690	114,429	106,037	105,313	95,666
Market capitalisation ($m)	6,497.4	5,533.7	4,929.2	3,764.7	3,051.1
Performance Indicators					
Net tangible assets attributable to Shareholders/share ($)	3.92	3.15	2.77	3.17	2.46
Net assets attributable to Shareholders/share ($)	7.16	6.69	6.43	5.50	5.30
Earnings/share (1)					
- excluding significant items (cents)	84.7	79.5	73.2	66.4	63.5
- including significant items (cents)	185.8	76.8	67.3	51.6	32.7
Dividends/share (cents)	63.0	60.0	55.0	52.0	52.0
Operating cash flow/share (cents) (2)	122.1	140.1	123.6	92.5	84.4
Profit before borrowing costs, tax and significant items /revenue (excluding significant items) (%)	17.0	17.1	17.0	17.3	15.8
Profit before borrowing costs, tax and significant items/simple average funds employed (%)	13.6	13.6	13.8	11.5	11.7
Earnings on Shareholders' equity (3)					
- excluding significant items (%)	12.2	12.2	12.8	12.3	12.1
- including significant items (%)	26.9	11.8	11.8	9.6	6.3
Debt : debt plus equity (%) (4)	27.7	40.8	38.7	51.7	55.0
Net borrowing costs cover (times) (5)	8.0	5.7	4.1	3.4	3.0
Current ratio (6)	1.59	0.85	1.13	0.67	0.56
Revenue (excluding significant items)/average employees ($000)	1,313.1	1,281.9	1,367.2	1,091.8	1,057.7
EBIT (excluding significant items)/average employees ($000)	223.1	218.7	232.4	188.5	167.6
Weighted average number of ordinary shares	456.5	454.9	438.5	372.3	353.0

(1) Profit after tax and outside equity interests; shares weighted for issues.
(2) Net cash provided by operating activities; shares weighted for issues.
(3) Profit after tax and outside equity interests; simple average Shareholders' equity.
(4) Net borrowings as a percentage of total equity.
(5) Net borrowing costs related to profit before borrowing costs, tax and significant items.
(6) Liquidity was supported by $266.2 million of unused credit facilities at 30 June 2005 (refer Note 47(b) to the Full Financial Report.)
(7) Interest bearing liabilities less interest and cash balances.

Shareholding information.

The following information is provided regarding the Issued Capital of the Company as at 15 August 2005:

1. The Issued Capital consisted of 456,592,018 fully-paid ordinary shares.
2. There were 114,851 holders of these ordinary shares.
3. There were 5,329 holders of less than 100 shares.
4. The distribution of holders was:

	No. of Holders	%
1 – 1,000 shares	56,869	49.51
1,001 – 5,000 shares	49,440	43.05
5,001 – 10,000 shares	5,601	4.88
10,001 – 100,000 shares	2,800	2.44
100,001 shares and over	141	0.12
	114,851	100

5. The location of holders was:

Location	No. of Holders	%	No. of Shares	%
Australia	110,056	95.82	446,564,300	97.81
USA and Canada	594	0.52	555,948	0.12
United Kingdom	453	0.39	751,311	0.16
New Zealand	3,167	2.76	7,334,002	1.61
Others	581	0.51	1,386,457	0.30
	114,851	100	456,592,018	100

6. The class of holders was:

Class of Holder	No. of Holders	%	No. of Shares	%
Individuals	75,641	65.86	134,636,916	29.49
Companies and other	39,210	34.14	321,955,102	70.51
	114,851	100	456,592,018	100

7. The twenty largest holders held 41.42% of the Issued Capital:

Twenty Largest Holders as at 15 August 2005	Fully-Paid Ordinary Shares	% of Total Issued Shares
National Nominees Limited	47,012,900	10.30
J P Morgan Nominees Australia Limited	46,993,144	10.29
Westpac Custodian Nominees Limited	32,424,755	7.10
Citicorp Nominees Pty Limited	11,215,959	2.46
RBC Global Services Australia Nominees Pty Ltd	8,655,695	1.90
ANZ Nominees Limited	8,640,299	1.89
Queensland Investment Corporation	8,156,825	1.79
Cogent Nominees Pty Limited	5,134,939	1.12
Australian Foundation Investment Company Limited	4,216,991	0.92
AMP Life Limited	2,894,499	0.63
Argo Investments Limited	2,091,664	0.46
HSBC Custody Nominees (Australia) Ltd	1,988,472	0.44
UBS Warburg Private Clients Nominee Pty Ltd	1,653,910	0.36
Government Superannuation Office	1,267,949	0.28
Labrador Pty Limited	1,263,150	0.28
Victorian Workcover Authority	1,190,857	0.26
Questor Financial Services Limited	1,175,321	0.26
PSS Board	1,173,453	0.26
Perpetual Trustee Company Limited	977,946	0.21
Custodial Services Limited	969,024	0.21
	189,097,752	41.42

Shareholder information.

Share Registry

Shareholders with enquiries about any aspect of their shareholdings are invited to contact the Company's Share Registry as follows:

Share Registry
The Australian Gas Light Company
Locked Bag 1837
St Leonards NSW 2065
Australia

Telephone: 02 9921 2259 (within Australia)
61 2 9921 2259 (international)

Facsimile: 02 9921 2465 (within Australia)
61 2 9921 2465 (international)

Email: shareregistry@agl.com.au

When communicating with the Share Registry, it will assist if you can quote your current address together with your Security Reference Number (SRN) or Holder Identification Number (HIN) as shown on your Issuer Sponsored/CHESS statements.

The Final Dividend

The final dividend of 32 cents per share, 100% franked, will be paid on Friday 23 September 2005.

Australian Stock Exchange Listing

The Company's shares are listed on the ASX, with Sydney being the home exchange. Details of share trading activity and share prices are published in the financial pages of most daily newspapers. The Company's ASX code is 'AGL'.

AGL website

The AGL website address is: www.agl.com.au

Electronic payment of dividends to Shareholders' accounts

Shareholders may nominate a bank, building society or credit union account within Australia for the payment of dividends by direct credit. Payments are electronically credited on the dividend payment date and confirmed by a mailed payment advice. Shareholders wishing to take advantage of payment by direct credit should contact the Share Registry. An appropriate form can be downloaded from the Investor section of the AGL website.

Dividend Reinvestment Plan

At the October 2003 Annual General Meeting the Chairman announced that the Dividend Reinvestment Plan was to be suspended for future dividends.

Electronic copy of the Annual Report

Shareholders who wish to receive an electronic copy of the Annual Report are invited to provide their email address to the Share Registry. This can be done through the Investor section of the AGL website or by contacting the Share Registry. Alternatively an appropriate form can be downloaded from the website.

Removal from the printed Annual Report mailing list

Shareholders who do not wish to receive the printed Annual Report should advise the Share Registry to remove their names from the mailing list. Those Shareholders will continue to receive all other Shareholder information. An appropriate form can be downloaded from the website.

Change of address or banking details

Shareholders who are Issuer Sponsored should advise the Share Registry immediately of a change of address or banking details for dividends electronically credited to a bank account. All such changes must be advised in writing and cannot be accepted by telephone. Appropriate forms can be downloaded from the website.

Shareholders who are CHESS Sponsored should instruct their sponsoring broker in writing to notify the Share Registry of any change.

Change of name

Shareholders who are Issuer Sponsored should notify the Share Registry in writing immediately of a change of name. The written advice must be accompanied by supporting documentation. Appropriate forms can be downloaded from the website.

Shareholders who are CHESS Sponsored should instruct their sponsoring broker in writing to notify the Share Registry of any change.

Tax File Number (TFN)

While it is not compulsory to provide a TFN, if Shareholders have not provided a TFN or exemption category details, and an unfranked or partly-franked dividend is payable, the Company will be required to deduct tax from the unfranked portion of the dividend at the top marginal tax rate. TFN notification forms can be obtained by contacting the Share Registry or by downloading the appropriate form from the website.

Australian Business Number (ABN)

As from July 2000, Australian companies have the option to quote their ABN in lieu of their TFN to avoid withholding tax being deducted from dividends which are unfranked.

Consolidation of shareholdings

Shareholders who wish to consolidate their multiple shareholdings into one holding should advise the Share Registry or their sponsoring broker, whichever is applicable, in writing.

Full Financial Report

Shareholders seeking a copy of the Full Financial Report should contact the Share Registry. The Full Financial Report is also available on the AGL website.

Privacy

A copy of the AGL Privacy Statement is available on the AGL website.

Registered Office

72 Christie Street, St Leonards NSW 2065 Australia

Telephone 02 9921 2999 (within Australia)
61 2 9921 2999 (international)

Company Secretary

Jane McAloon

Directory of offices.

Head Office

The Australian Gas Light Company
72 Christie Street
St Leonards NSW 2065
Telephone 02 9921 2999
Facsimile 02 9921 2552

Energy Networks

72 Christie Street
St Leonards NSW 2065
Telephone 02 9921 2999
Facsimile 02 9921 2751

Merchant Energy

Sydney
72 Christie Street
St Leonards NSW 2065
Telephone 02 9921 2999
Facsimile 02 9921 2477

Melbourne
Level 2, 333 Collins Street
Melbourne VIC 3000
Telephone 03 9201 7000
Facsimile 03 9629 1878

Retail Energy

Sydney
72 Christie Street
St Leonards NSW 2065
Telephone 02 9921 2999
Facsimile 02 9921 2477

Adelaide
AGL Centre
226 Greenhill Road
Eastwood SA 5063
Telephone 1300 137245
Facsimile 1800 654337

Canberra
Level 4, ActewAGL House
221 London Circuit
Canberra City ACT 2601
Telephone 02 6243 0900
Facsimile 02 6243 0916

Melbourne
Level 2, 333 Collins Street
Melbourne VIC 3000
Telephone 03 9201 7000
Facsimile 03 9629 1878

Mount Waverley
43-45 Centreway
Mount Waverley VIC 3149
Telephone 03 9222 9501
Facsimile 03 9221 9091

Agility

Sydney
72 Christie Street
St Leonards NSW 2065
Telephone 02 9921 2999
Facsimile 02 9921 2181

Brisbane
Level 2, 96 Mount
Gravatt-Capalaba Road
Upper Mount Gravatt
QLD 4122
Telephone 07 3323 6000
Facsimile 07 3323 6010

Canberra
189 Gladstone Street
Fyshwick ACT 2609
Telephone 02 6295 5444
Facsimile 02 6239 2388

Launceston
23 Tamar Street
Launceston TAS 7250
Telephone 03 6331 7913
Facsimile 03 6331 8436

Melbourne
Level 2, 333 Collins Street
Melbourne VIC 3000
Telephone 03 9201 7000
Facsimile 03 9629 1878

Perth
Level 8, Australia Place
15-17 William Street
Perth WA 6000
Telephone 08 9422 4100
Facsimile 08 9322 3631

Chile

Las Condes, Santiago
AGL Chile Operations
Edificio World Trade Center
Nueva Tajamar
481 Torre Sur
Oficina 1002
Las Condes, Santiago
Telephone
0011 56 2 203 6023
Facsimile
0015 56 2 203 6024

Energy measurements.

Gas Energy Units

The basic unit of energy used in the gas industry is a joule.

1 megajoule (MJ)	=	1 million joules
1 gigajoule (GJ)	=	1 thousand megajoules
1 terajoule (TJ)	=	1 million megajoules
1 petajoule (PJ)	=	1 billion megajoules

It takes approximately one megajoule to boil enough hot water for 14 cups of tea.

Electricity Energy Units

The basic unit of energy used in the electricity industry is a watt hour.

1 kilowatt hour (kWh)	=	1 thousand watt hours
1 megawatt hour (MWh)	=	1 thousand kilowatt hours
1 gigawatt hour (GWh)	=	1 thousand megawatt hours

It takes approximately 300 watt hours to boil enough hot water for 14 cups of tea.

Conversion from electricity (kilowatt hours) to gas (megajoules) 1 kilowatt hour = 3.6 megajoules

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/09/2005

TIME: 17:22:09

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9957-3671

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Full Financial Report 2005

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Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

financials.

The Australian Gas Light Company
Full Financial Report 2005

The Australian Gas Light Company and Controlled Entities

Full Financial Report
for the year ended 30 June 2005

The Australian Gas Light Company ABN 95 052 167 405

Contents *Page No:*

Statement of Financial Performance
For the year ended 30 June 2005

	Note	Consolidated		Parent Entity	
		2005	2004	**2005**	2004
		$m	$m	**$m**	$m
Revenues from ordinary activities	4	**4,915.4**	4,201.7	**635.9**	831.8
Expenses from ordinary activities	5	**(3,747.4)**	(3,355.8)	**(456.7)**	(691.9)
Equity accounted share of profits of associates and joint venture entities		**85.3**	91.8	**-**	-
Profit from ordinary activities before borrowing costs, depreciation and amortisation		**1,253.3**	937.7	**179.2**	139.9
Depreciation and amortisation	6(b)	**(198.8)**	(236.7)	**(1.8)**	(1.7)
Profit from ordinary activities before borrowing costs		**1,054.5**	701.0	**177.4**	138.2
Borrowing costs	6(b)	**(111.5)**	(134.0)	**(137.6)**	(117.8)
Profit from ordinary activities before income tax	6	**943.0**	567.0	**39.8**	20.4
Income tax attributable to ordinary activities	7	**(74.8)**	(187.5)	**(30.0)**	(26.8)
Profit (loss) from ordinary activities after income tax		**868.2**	379.5	**9.8**	(6.4)
Outside equity interests in operating profit after income tax		**(19.9)**	(30.0)	**-**	-
Profit (loss) after income tax attributable to Shareholders of the Parent Entity	33	**848.3**	349.5	**9.8**	(6.4)
Increase (decrease) in foreign currency translation reserve arising on translation of financial reports of foreign controlled operations	32	**(4.7)**	7.4	**-**	-
Total revenue, expense and valuation adjustments attributable to Shareholders of the Parent Entity recognised directly in equity		**(4.7)**	7.4	**-**	-
Total changes in equity other than those resulting from transactions with Shareholders as owners		**843.6**	356.9	**9.8**	(6.4)
Earnings per share					
Basic (cents)		**185.8**	76.8		
Diluted (cents)		**185.5**	76.8		
Weighted average number of ordinary shares on issue used in the calculation of basic and diluted earnings per share					
Basic (millions)		**456.5**	454.9		
Diluted (millions)		**457.2**	455.3		

The notes following the financial statements form part of the financial report.

Statement of Financial Position
As at 30 June 2005

	Note	Consolidated		Parent Entity	
		2005	2004	2005	2004
		$m	$m	$m	$m
Current assets					
Cash	47 (a)	**394.2**	18.0	**381.9**	2.8
Receivables	9	**808.3**	841.1	**27.2**	24.2
Inventories	10	**14.0**	23.7	-	-
Property, plant and equipment	11	**15.2**	21.8	**14.2**	21.8
Other assets	12	**78.4**	110.9	**1.0**	0.6
Total current assets		**1,310.1**	1,015.5	**424.3**	49.4
Non-current assets					
Receivables	13	**131.6**	130.3	**4,068.5**	3,858.5
Equity accounted investments	14	**607.5**	601.2	**260.2**	239.3
Other financial assets	15	-	2.0	**1,005.6**	1,085.2
Property, plant and equipment	16	**2,120.1**	2,916.6	**8.0**	18.6
Intangible assets	17	**1,479.2**	1,614.0	-	-
Deferred expenditure	18	**138.1**	147.8	**11.0**	9.3
Deferred tax assets	19	**125.9**	112.7	**125.2**	16.7
Other assets	20	**15.7**	34.0	-	-
Total non-current assets		**4,618.1**	5,558.6	**5,478.5**	5,227.6
Total assets		**5,928.2**	6,574.1	**5,902.8**	5,277.0
Current liabilities					
Payables	21	**433.2**	456.1	**338.3**	266.4
Interest bearing liabilities	22	**236.4**	546.1	**190.3**	310.0
Provisions	23	**60.5**	110.5	**22.5**	10.8
Current tax liabilities	24	**85.9**	76.6	**67.3**	17.4
Unearned revenue	25	**8.9**	12.3	**0.2**	0.4
Total current liabilities		**824.9**	1,201.6	**618.6**	605.0
Non-current liabilities					
Payables	26	-	-	**983.7**	101.8
Interest bearing liabilities	27	**1,406.9**	1,643.6	**1,396.2**	1,396.2
Provisions	28	**46.0**	48.4	**9.8**	7.1
Deferred tax liabilities	29	**377.7**	518.5	**371.8**	4.5
Unearned revenue	30	**5.1**	7.4	-	0.2
Total non-current liabilities		**1,835.7**	2,217.9	**2,761.5**	1,509.8
Total liabilities		**2,660.6**	3,419.5	**3,380.1**	2,114.8
Net assets		**3,267.6**	3,154.6	**2,522.7**	3,162.2
Equity					
Contributed equity	31	**2,010.1**	2,239.7	**2,010.1**	2,239.7
Reserves	32	**(8.8)**	(4.1)	**1.7**	1.7
Retained profits	33	**1,266.3**	814.2	**510.9**	920.8
Equity attributable to Shareholders of the Parent Entity		**3,267.6**	3,049.8	**2,522.7**	3,162.2
Outside equity interests in controlled entities	34	-	104.8	-	-
Total equity		**3,267.6**	3,154.6	**2,522.7**	3,162.2

The notes following the financial statements form part of the financial report

Statement of Cash Flows
For the year ended 30 June 2005

	Note	Consolidated Inflows (outflows)		Parent Entity Inflows (outflows)	
		2005	2004	**2005**	2004
		$m	$m	**$m**	$m
Cash flows from operating activities					
Receipts from customers		**4,842.3**	5,031.7	**267.8**	266.2
Payments to suppliers and employees		**(4,139.5)**	(4,227.7)	**(341.4)**	(289.3)
Dividends received		**92.7**	74.8	**78.6**	196.4
Interest received		**25.0**	8.8	**230.0**	185.5
Borrowing costs paid		**(116.1)**	(132.2)	**(116.1)**	(112.6)
Income taxes paid		**(147.0)**	(118.2)	**(132.4)**	(19.2)
Net cash provided by/(used in) operating activities	47(d)	**557.4**	637.2	**(13.5)**	227.0
Cash flows from investing activities					
Payments for property, plant and equipment & deferred expenditure		**(197.5)**	(211.8)	**(9.9)**	(3.5)
Payments for investments		**(22.0)**	(120.7)	**(22.0)**	(471.2)
Payments for intangibles		**(0.2)**	(3.0)	**-**	-
Payments for acquisition of controlled entities	47(e)	**(19.0)**	-	**-**	-
Loans advanced		**(18.2)**	(114.1)	**(18.2)**	(114.1)
Proceeds from sale of property, plant and equipment		**47.4**	5.6	**43.7**	0.3
Proceeds from disposal of investments		**1.1**	3.2	**1.1**	3.2
Proceeds from dingo blue settlement		**-**	20.9	**-**	-
Proceeds from share buy-back of controlled entities		**-**	-	**-**	164.5
Proceeds from sale of controlled entities	47(f)	**777.8**	-	**-**	-
Proceeds from loan repayments		**20.1**	7.8	**15.4**	3.5
Net cash provided by/(used in)investing activities		**589.5**	(412.1)	**10.1**	(417.3)
Cash flows from financing activities					
Proceeds from issue of shares		**-**	58.9	**-**	58.9
Capital Return		**(228.7)**	-	**(228.7)**	-
Share buy-back		**-**	(155.8)	**-**	-
Proceeds from borrowings and hedge receipts on foreign currency borrowings		**445.4**	751.8	**173.5**	521.0
Repayment of borrowings and hedge payments on foreign currency borrowings		**(539.2)**	(639.0)	**(300.0)**	(804.7)
Loans repaid by controlled entities		**-**	-	**1,152.4**	1,227.1
Loans advanced to controlled entities		**-**	-	**-**	(555.7)
Dividends paid		**(448.6)**	(289.8)	**(420.0)**	(262.8)
Net cash provided by/(used in) financing activities		**(771.1)**	(273.9)	**377.2**	183.8
Net (decrease) increase in cash held		**375.8**	(48.8)	**373.8**	(6.5)
Cash at the beginning of the financial year		**1.4**	50.4	**(7.2)**	(0.7)
Effect of exchange rate changes on the balance of cash held in foreign currencies		**(0.2)**	(0.2)	**-**	-
Cash at the end of the financial year	47(a)	**377.0**	1.4	**366.6**	(7.2)

The notes following the financial statements form part of the financial report

Notes to the Financial Statements
For the year ended 30 June 2005

Note 1 - Regulation

On 11 October 2002 the Parent Entity, previously established as an unincorporated organisation by Act of Council, 8 William IV, 7 September 1837, was converted into a body corporate and registered under the Corporations Act 2001.

Note 2 – Statement of significant accounting policies

(a) Basis of preparation of financial report
The financial report is a general purpose financial report and is prepared in accordance with the Corporations Act 2001, applicable Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report is prepared on the basis of historical cost and, except where otherwise stated, is not adjusted to take account of either changing money values or current valuations of non-current assets.

The accounting policies applied in the preparation and presentation of the financial report are consistent with those applied in previous years, except as disclosed below.

(b) Principles of consolidation
The consolidated financial report of the consolidated entity, comprises The Australian Gas Light Company (the Parent Entity) and each of its controlled entities listed in Note 40. Adjustments have been made to achieve consistency where entities adopt accounting policies which differ from the consolidated entity. All inter-entity balances and transactions are eliminated on consolidation.

(c) Change in accounting policies
There were no changes in the accounting policies during the year ended 30 June 2005.

(d) Change in accounting estimates
There were no material changes in accounting estimates during the year ended 30 June 2005.

(e) Receivables
Debtors, loans receivable and other receivables are carried at amounts due or amounts expected to be realised, whichever is the lesser.

Unbilled revenue represents estimated gas and electricity services supplied to customers but unbilled at the end of the financial year.

Receivables are normally recognised when control of goods and services provided by the consolidated entity passes to the buyers.

Provisions are raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified.

(f) Inventories
Stocks and materials are valued at the lower of cost and estimated net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in-first-out basis.

Property held for development and sale is valued at the lower of cost plus capitalised development and holding costs, and estimated net realisable value.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 2 – Statement of significant accounting policies (continued)

(g) Investments
Investments in controlled entities are shown at the lower of cost or estimated recoverable amounts.

Investments in associates and joint venture entities are shown at cost plus the consolidated entity's share of the post-acquisition undistributed profits and reserves of the associates or joint venture entities. The results of associates and joint venture entities are accounted for by using the equity method of accounting.

Interests in unincorporated joint ventures (joint venture operations) are recognised by including in the financial report under the appropriate categories the consolidated entity's relevant proportion of joint venture revenues, expenses, assets and liabilities.

Interests in partnerships that are not joint ventures are shown at cost plus the consolidated entity's share of the undistributed profits of the partnerships. The consolidated entity's share of the profits of partnerships is recognised as it is earned.

Investments in other entities are shown at cost, and dividend income or distributions from such entities are brought to account as profit from ordinary activities.

(h) Property, plant and equipment
Purchased assets
Items of property, plant and equipment are initially brought to account at cost. For major items, cost includes, where applicable, borrowing and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of controlled entities.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated at rates based upon the expected useful lives of the assets. Depreciation rates are reviewed annually and, if necessary, adjusted to reflect the most recent assessments of useful lives.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

Leased assets
Assets acquired under finance leases are capitalised and amortised over their expected useful lives. Corresponding liabilities are also established and lease payments are allocated between interest expense and lease liabilities with the interest component being charged against profits as incurred.

Payments made under operating leases are expensed as incurred.

(i) Intangibles
Goodwill
Goodwill represents the excess of acquisition costs over the fair values of the identifiable net assets of controlled entities acquired by the consolidated entity and is amortised on a straight line basis over the period of time during which the future benefits are expected to arise or twenty years, whichever is the shorter. The unamortised balance of goodwill is reviewed at each reporting date and, to the extent that future benefits are no longer probable, charged against profits.

Licences
The consolidated entity's electricity distribution licence is carried at cost, cost representing the fair value of the electricity licence acquired. The licence was granted in perpetuity, has an indefinite useful life and, accordingly, is not amortised.

The consolidated entity's electricity retail licences are carried at cost, cost representing the fair value of the electricity licences acquired. The licences are amortised on a straight line basis over the period of time during which the future benefits are expected to arise, being twenty to sixty years.

(j) Gas entitlements
A controlled entity entered into gas supply contracts in New Zealand. Under the terms of the contracts, the controlled entity committed to purchase a minimum quantity of gas in each contract year whether or not delivery had been made. Prepayments for undelivered gas entitled the controlled entity to take delivery of gas in subsequent years without further payment. The prepayments were capitalised as a long-term asset and were amortised as the prepaid gas is utilised. The controlled entity was sold on 13 December 2005 – refer Note 47(f).

(k) Deferred expenditure
Borrowing expenses relating to long-term financing facilities are deferred and amortised over periods not exceeding the term of each borrowing.

Other expenditures which provide benefits beyond the current accounting period are deferred and amortised on a straight line basis over the periods during which the benefits are expected to arise, ranging from two to fifty years. These expenditures principally relate to computer software and gas and electricity industry operations (the conversion of existing customers' appliances to the use of natural gas and other gas and electricity industry expenditures).

Notes to the Financial Statements
For the year ended 30 June 2005

Note 2 – Statement of significant accounting policies (continued)

(l) Recoverable amount of non-current assets
The carrying values of non-current assets are reviewed at each reporting date. Where the carrying values of any non-current assets exceed recoverable amount, the non-current assets are written down by directors to their recoverable amounts. Independent valuations, quoted market values or discounted cash flows are used to determine the recoverable amount of non-current assets. Where discounted cash flows are used, the expected net cash flows have been discounted to their present values using a market-determined, risk-adjusted discount rate. The discount rate used in determining the recoverable amount of non-current assets ranged from 6.3% - 12.7% (2004 6.8% - 14.0%) depending on the nature and assessed risk of the assets.

(m) Payables
Creditors and other payables, including accruals not yet billed, are recognised when the consolidated entity becomes obliged to make future payments principally as a result of purchases of goods and services.

(n) Interest bearing liabilities
Borrowings are recognised at amounts due on settlement. Interest on the instruments is recognised as an expense on an accruals basis.

Customer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by customers. Interest is accrued at nominal rates over the period the deposits are held.

(o) Goods and services tax
Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority or for receivables and payables which are recognised inclusive of GST. Cash flows are included in the statement of cash flows on a gross basis. GST which is recoverable or payable to the taxation authority is classified as operating cash flows.

(p) Taxation
Tax-effect accounting principles are adopted whereby income tax expenses is calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in the deferred tax assets and deferred tax liabilities, as applicable.

During the financial year, the directors elected that the company and all its wholly owned Australian resident entities would join a tax consolidation group. As a result, all income tax expenses, revenues, assets and liabilities of the members of the tax-consolidated group are recognised in the financial statements of the parent entity. Due to the existence of a tax sharing agreement between the entities in the tax consolidated group, the income tax expense/revenue of the parent entity includes the tax contribution amounts paid or payable between the parent entity and subsidiary entities made in accordance with the agreement. The current and deferred tax assets and liabilities of the parent entity are not reduced by any amounts owing from or to subsidiary entities in accordance with tax sharing agreement as these amounts are recognised as inter-company receivables and payables.

(q) Restoration and rehabilitation costs
Provision is made for the estimated costs of restoration and rehabilitation of sites used in gas and electricity operations.

(r) Employee benefits
Liabilities for wages, salaries and annual leave and other employee benefits which are expected to be settled within twelve months of reporting date are accrued at nominal amounts, calculated on the basis of wage and salary rates expected to apply at the time of settlement, plus relevant employment on-costs.

Liabilities for other employee benefits, which are not expected to be settled within twelve months of reporting date, are accrued at nominal amounts calculated on the basis of wage salary rates expected to apply at the time of settlement. The liabilities ascertained using this method are not materially different from the liabilities determined using the present value method of the estimated future cash flows to be made.

Contributions to employee superannuation plans are expensed as the contributions are paid or become payable. Provision is made in relation to defined benefit funds to the extent that a present obligation exists to fund a shortfall in the net market value of plan assets compared to the estimated members' benefits.

(s) Revenue recognition
Gas and electricity services revenue represents accounts rendered plus an accrual for unbilled revenue at the end of the financial period.

Revenue from the provision of services, including revenue from construction contracts, represents consideration received or receivable determined, where appropriate, in accordance with the percentage of completion method, with the stage of completion of each contract determined by reference to the proportion that contract costs for work performed to date bears to the estimated total contract costs.

Customer contributions towards infrastructure are recognised as revenue in the periods in which the infrastructure is completed.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 2 – Statement of significant accounting policies (continued)

(t) Foreign currencies

Translation of foreign currency transactions

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the dates of those transactions. Amounts payable and receivable in foreign currencies at balance date are converted to Australian dollars at exchange rates ruling on that date.

Exchange differences arising from the conversion of amounts payable and receivable in foreign currencies are brought to account as gains or losses in the periods in which the differences arise.

Translation of foreign currency financial statements

Assets and liabilities of self-sustaining foreign controlled entities are translated into Australian dollars at exchange rates ruling at reporting date. Profits and losses of such controlled entities are translated at average exchange rates ruling during the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

Assets and liabilities of integrated foreign controlled entities are translated into Australian dollars at historical rates of exchange or, in the case of monetary items, at exchange rates ruling at reporting date. Profits and losses of such controlled entities are translated at average exchange rates ruling during the year. Exchange differences arising on translation are either brought to account as gains or losses in the periods in which the differences arise or, where such differences are attributable to qualifying assets, included in the costs of acquisition of such assets.

Hedging of foreign currency commitments

Exchange differences arising on hedges of specific purchase and sale commitments are deferred until the date of the relevant transaction and included in the measurement of the purchase or sale.

Exchange differences relating to other hedge transactions are either brought to account as gains or losses in the periods in which the differences arise or, in the case of initial gains or costs, brought to account over the periods of the hedge transactions. On consolidation, gains or losses on hedge transactions entered into in relation to net investments in self-sustaining foreign controlled entities are transferred to the foreign currency translation reserve.

The carrying amounts of forward foreign exchange contracts, which comprise net receivables and payables accrued, are included in assets or liabilities respectively.

(u) Derivative financial instruments

Derivative financial instruments are entered into in order to manage financial risks, as outlined in Note 49.

Gains or losses on derivative financial instruments relating to hedge transactions are either brought to account as gains or losses in the periods in which the differences arise or, brought to account over the periods of the hedge transactions.

Gains or losses on derivative financial instruments which meet the definition of a hedge of specific purchase and sale commitments are deferred until the date of the relevant transaction and included in the measurement of the purchase or sale.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying hedged transactions are no longer expected to occur, the gains or losses arising on the early termination of the instrument are recognised in the statement of financial performance as at the date of termination.

Where a derivative financial instrument which meets the definition of a hedge for hedge accounting purposes is terminated early and the underlying transactions are still expected to occur as designated, the gains and losses arising on the early termination of the instrument continue to be deferred and are progressively brought to account over the period during which the hedged transaction is recognised.

Amounts payable and receivable under interest rate swaps, forward rate agreements and interest rate options are recognised in the statement of financial performance on a basis consistent with corresponding fluctuations in interest expense on floating rate debt. The carrying amounts of these financial instruments, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Option fees and amounts receivable and payable in respect of electricity hedging contracts are brought to account on an accruals basis.

Foreign exchange contracts are accounted for as outlined in Note 2(t).

Notes to the Financial Statements
For the year ended 30 June 2005

Note 2 – Statement of significant accounting policies (continued)

(v) Cash flows
For the purpose of the statements of cash flows, cash includes cash on hand, cash held at call with financial institutions and money market investments, net of bank overdrafts and money market borrowings.

(w) Comparative figures
Where necessary, information for the previous period has been represented to conform to changes in presentation in the current financial year.

(x) Rounding of amounts
Unless otherwise specified, amounts in the financial report are shown to the nearest tenth of a million dollars in accordance with ASIC class order 98/100 issued 10 July 1998. The Parent Entity is an entity to which the class order applies.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 3 - Segment information
Business segments

Note 3(a) Segment revenues

	External Sales Revenue		Other External Revenue		Inter-segment Revenue		Equity Accounted Share of Net Profits/(Losses)		Total	
	Jun 05	Jun 04	Jun 05	Jun 04	Jun 05	Jun 04	Jun 05	Jun 04	Jun 05	Jun 04
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Energy Networks										
Gas networks	59.5	45.0	1.3	1.9	278.6	290.1	-	-	339.4	337.0
Electricity networks	81.2	66.4	0.1	0.3	117.8	115.2	-	-	199.1	181.9
	140.7	111.4	1.4	2.2	396.4	405.3	-	-	538.5	518.9
Agility	146.4	129.6	1.8	3.2	280.5	271.3	-	0.2	428.7	404.3
Energy Sales & Marketing	3,487.3	3,436.8	2.0	3.2	33.8	34.1	0.2	(0.2)	3,523.3	3,473.9
Energy Investments	62.2	50.1	0.7	4.5	-	0.6	86.2	105.2	149.1	160.4
Power Generation	8.1	8.9	10.6	0.1	37.5	39.0	(1.1)	2.7	55.1	50.7
New Zealand business	206.7	409.7	784.1	7.9	-	-	-	(0.2)	990.8	417.4
Property	-	-	37.0	0.9	1.3	0.1	-	-	38.3	1.0
Telecommunications	-	1.0	1.9	18.4	-	-	-	(15.9)	1.9	3.5
Segment totals	4,051.4	4,147.5	839.5	40.4	749.5	750.4	85.3	91.8	5,725.7	5,030.1
Unallocated items	6.6	6.2	17.9	7.6	-	(0.6)	-	-	24.5	13.2
	4,058.0	4,153.7	857.4	48.0	749.5	749.8	85.3	91.8	5,750.2	5,043.3
Less: eliminations	-	-	-	-	(749.5)	(749.8)	-	-	(749.5)	(749.8)
	4,058.0	4,153.7	857.4	48.0	-	-	85.3	91.8	5,000.7	4,293.5

Revenue is principally derived from:

(i) *Energy Networks* - distribution of gas and electricity.
Agility - provision of infrastructure management and maintenance services.
Energy Sales & Marketing - sale of natural gas and electricity.
Energy Investments - investments in pipeline and energy utility entities.
Power Generation - generation and sale of electricity
New Zealand business - investments in New Zealand entities involved in the gas industry.
Property - sale and rental of properties.
Telecommunications - investment in entities involved in the telecommunications industry.

(ii) Inter-segment pricing is made on an "arms-length", commercial basis.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 3 - Segment information (continued)

Note 3(b) Segment results - profits/(losses)

	Segment results - profits/(losses)		Depreciation and Amortisation		Other non-cash expenses	
	Jun 05	Jun 04	Jun 05	Jun 04	Jun 05	Jun 04
	$m	$m	$m	$m	$m	$m
Energy Networks						
Gas networks	163.9	164.1	40.4	40.0	1.9	2.2
Electricity networks	(155.6)	70.1	27.5	26.5	231.6	0.4
	8.3	234.2	67.9	66.5	233.5	2.6
Agility	63.4	55.5	3.8	3.2	13.0	15.0
Energy Sales & Marketing	206.2	218.8	52.5	50.8	35.1	34.5
Energy Investments	96.0	110.4	5.6	5.9	1.6	1.2
Power Generation	31.2	17.5	15.5	14.9	0.4	4.5
New Zealand business	665.2	129.4	31.2	70.5	-	15.7
Property	2.6	0.5	1.2	1.1	0.1	0.3
Telecommunications	2.2	(33.3)	-	-	0.1	32.6
Segment totals	1,075.1	733.0	177.7	212.9	283.8	106.4
Unallocated items	(20.6)	(32.0)	21.1	23.8	21.6	19.6
	1,054.5	701.0	198.8	236.7	305.4	126.0
Less: *borrowing costs*	(111.5)	(134.0)				
Profit from ordinary activities before income tax	943.0	567.0				
Income tax attributable to ordinary activities	(74.8)	(187.5)				
Profit from ordinary activities after income tax	868.2	379.5				

Profit from ordinary activities before borrowing costs includes the following significant items, detailed in Note 6(c), as allocated to relevent segments:

(i)	Electricity Networks	$(231.1) million (2004 $Nil million)
(ii)	Energy Investments	$Nil million (2004 $23.7 million)
(iii)	Power Generation	$Nil million (2004 $(4.2) million)
(iv)	New Zealand Business	$591.5 million (2004 $Nil million)
(v)	Property	$2.6 million (2004 $Nil million)
(vi)	Telecommunications	$Nil million (2004 $(32.3) million)
(vii)	Unallocated items	$(5.0) million (2004 $Nil million)
(viii)	Income tax attributable to ordinary activities	$103.5 million (2004 $Nil million)

Note 3(c) Segment assets and liabilities

	Assets(1)		Liabilities (1)		Equity accounted investments *		Acquisition of non-current assets *	
	Jun 05	Jun 04	Jun 05	Jun 04	Jun 05	Jun 04	Jun 05	Jun 04
	$m	$m	$m	$m	$m	$m	$m	$m
Energy Networks								
Gas networks	1,248.3	1,219.0	7.3	217.5	-	-	69.2	66.4
Electricity networks	713.1	949.6	7.5	76.0	-	-	42.4	32.6
	1,961.4	2,168.6	14.8	293.5	-	-	111.6	99.0
Agility	104.6	67.7	66.5	71.2	-	0.2	18.7	6.8
Energy Sales & Marketing	2,021.8	2,102.3	388.0	553.9	0.9	1.0	5.6	10.5
Energy Investments	655.1	650.6	51.8	78.6	499.8	484.0	6.3	6.6
Power Generation	523.9	524.2	0.8	21.5	106.8	111.6	8.2	5.6
New Zealand business	-	864.0	-	594.4	-	4.4	14.5	55.1
Property	26.6	55.1	15.8	9.1	-	-	6.4	0.2
Telecommunications	-	0.2	-	2.5	-	-	-	-
Segment totals	5,293.4	6,432.7	537.7	1,624.7	607.5	601.2	171.3	183.8
Unallocated items	634.8	141.4	2,122.9	1,794.8	-	-	32.0	31.0
Consolidated total	5,928.2	6,574.1	2,660.6	3,419.5	607.5	601.2	203.3	214.8

* included in Assets total

(1) Current year figures includes the impact of entering into tax consolidation

Notes to the Financial Statements
For the year ended 30 June 2005

Note 3 - Segment information (continued)

Note 3(d) Funds employed

	Energy Networks		Agility	Energy Sales & Marketing	Energy Investments	Power Generation	Property	Telecom-munications
	Gas networks	Electricity networks						
	2005	2005	2005	2005	2005	2005	2005	2005
	$m	$m	$m	$m	$m	$m	$m	$m
Current assets								
Cash	-	-	0.1	8.9	3.2	-	-	-
Receivables	13.1	10.7	36.5	712.4	10.1	5.4	4.6	-
Inventories	-	-	3.1	9.6	1.3	-	-	-
Property, plant and equipment	1.0	-	-	-	-	-	14.2	-
Other	0.1	2.5	1.4	70.1	0.4	0.7	0.1	-
Non-current assets								
Receivables	-	-	-	-	0.4	123.3	-	-
Equity accounted investments	-	-	-	0.9	499.7	106.8	-	-
Other financial assets	-	-	-	-	-	-	-	-
Property, plant and equipment	1,217.2	409.1	22.0	46.1	120.4	284.8	7.2	-
Intangible assets	-	278.2	33.4	1,149.9	17.7	-	-	-
Deferred expenditure	15.8	12.6	0.9	16.7	1.9	2.9	0.5	-
Deferred tax assets	-	-	-	-	-	-	-	-
Other	1.1	-	7.2	7.2	-	-	-	-
Total assets	1,248.3	713.1	104.6	2,021.8	655.1	523.9	26.6	-
Current liabilities								
Payables	5.4	7.3	30.3	337.2	5.4	0.7	2.1	-
Provisions	1.2	0.2	16.2	12.9	1.5	0.1	10.3	-
Current tax liabilities	-	-	-	-	0.2	-	-	-
Unearned revenue	-	-	0.6	7.8	0.2	-	0.2	-
Non-current liabilities								
Payables	-	-	-	9.2	-	-	-	-
Provisions	0.2	-	19.2	14.5	-	-	3.2	-
Deferred tax liabilities	-	-	-	-	-	-	-	-
Unearned revenue	0.5	-	-	4.6	-	-	-	-
Funds employed	1,241.0	705.6	38.3	1,635.6	647.8	523.1	10.8	-
Guarantee support			2.9	269.3				

Notes to the Financial Statements
For the year ended 30 June 2005

Note 3 - Segment information (continued)

Note 3(e) Profit from ordinary activities before borrowing costs and significant items

	Energy Networks		Agility	Energy Sales & Marketing	Energy Investments	Power Generation	Property	Telecom-munications
	Gas networks	Electricity networks						
	2005	2005	2005	2005	2005	2005	2005	2005
	$m	$m	$m	$m	$m	$m	$m	$m
Before income tax	163.9	75.5	63.4	206.2	96.0	31.2	-	2.2
After income tax	112.9	51.5	44.3	132.2	75.2	22.1	-	2.7

Note 3(f) Profit from ordinary activities before borrowing costs and significant items/funds employed* (%)

Before income tax	14.6	9.6	350.6	11.8	15.1	6.1	n/a	n/a
After income tax	10.1	6.5	244.8	7.6	11.8	4.3	n/a	n/a

* Weighted where appropriate.

Note 3(g) Profit from ordinary activities before borrowing costs and significant items/ funds employed including guarantee support * (%)

Before income tax	14.6	9.6	287.1	10.0	15.1	6.1	n/a	n/a
After income tax	10.1	6.5	200.4	6.4	11.8	4.3	n/a	n/a

* Weighted where appropriate.

Note 3(h) Geographical segments

	External Revenues		Assets		Acquisition of non-current assets	
	Jun 05	Jun 04	Jun 05	Jun 04	Jun 05	Jun 04
	$m	$m	$m	$m	$m	$m
Australia	3,884.7	3,749.3	5,779.2	5,563.0	182.5	153.2
New Zealand	990.7	417.6	-	864.0	14.5	55.1
Other	40.0	34.8	149.0	147.1	6.3	6.5
	4,915.4	4,201.7	5,928.2	6,574.1	203.3	214.8

There was no material inter-segment revenue.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 4 - Revenues from ordinary activities

	Consolidated		Parent Entity	
	2005	2004	2005	2004
	$m	$m	$m	$m
Sales of goods				
Operating activities	3,638.4	3,704.0	264.1	261.6
Other activities	-	-	-	-
Provision of services				
Construction contracts	32.5	27.3	-	-
Other operating activities	387.1	422.5	1.4	1.3
Interest				
Wholly-owned controlled entities	-	-	208.9	181.2
Associates and joint venture entities	10.6	-	10.6	2.6
Other entities	17.0	9.4	14.8	4.9
Dividends				
Wholly-owned controlled entities	-	-	59.5	192.8
Other entities	-	0.7	-	-
Associates and joint venture entities	-	-	19.1	11.1
Share of partnership profits	-	-	-	-
Disposals of assets				
Operating activities	1.8	8.8	1.3	3.5
Other activities	812.2	-	36.4	166.6
Rents				
Other activities	0.7	0.6	0.1	0.1
Write-back of provisions no longer required				
Other	9.5	2.1	-	-
Doubtful debts	1.6	1.0	-	-
Employee benefits	0.6	2.9	-	-
Net foreign currency exchange gain from non-speculative dealing	3.0	-	19.7	3.1
Other				
Operating activities	0.4	4.1	-	3.0
Other activities - proceeds on dingo blue settlement	-	18.3	-	-
	4,915.4	4,201.7	635.9	831.8

All revenue relates to operating activities unless otherwise stated.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 5 - Expenses from ordinary activities	Consolidated		Parent Entity	
	2005	2004	2005	2004
	$m	$m	$m	$m
Cost of goods sold	2,656.2	2,550.4	264.3	261.7
Administrative costs	187.5	210.0	21.8	6.5
Employee benefits	464.4	459.6	48.8	32.3
Net foreign currency exchange loss from non-speculative dealing	-	-	20.1	-
Losses and write downs relating to non current assets/investments/controlled entities	231.1	36.8	77.7	199.1
Carrying value of assets/businesses sold	205.9	10.4	21.7	192.3
Other expenses	2.3	88.6	2.3	-
	3,747.4	3,355.8	456.7	691.9
Note 6 - Profit from ordinary activities before income tax expense				
Profit from ordinary activities includes:				
(a) Net gain/(loss) on disposal of assets (excluding significant items - refer to Note 6(c))				
Property, plant and equipment	0.9	(1.6)	0.2	(0.1)
(b) Items of expense				
Borrowing costs				
Interest expense				
Wholly-owned controlled entities	-	-	40.4	4.9
Other entities	109.4	127.8	95.3	107.5
Other borrowing costs	2.3	7.0	1.9	5.4
	111.7	134.8	137.6	117.8
Less amounts capitalised as part of the carrying values of assets*	0.2	0.8	-	-
	111.5	134.0	137.6	117.8
*Capitalisation rate applicable to funds borrowed generally 7.5%.				
Amounts provided for:				
Directors' retiring allowances	-	0.2	-	0.2
Doubtful debts (net of bad debts recovered)	20.4	26.1	-	95.7
Employee benefits	44.0	43.3	14.6	12.1
Environmental rehabilitation	6.5	0.9	6.1	0.1
Other	16.1	12.6	6.7	-
Amounts written off in respect of:				
Plant and equipment scrapped	1.6	6.3	-	0.2
Deferred expenditure	3.8	8.1	-	-
Amortisation of:				
Deferred expenditure	35.3	39.3	0.1	0.1
Gas entitlements	15.1	32.5	-	-
Intangibles	40.3	40.6	-	-
Other	2.3	-	-	-
Depreciation of:				
Buildings - Freehold	0.3	0.2	-	-
Buildings - Leasehold	2.8	1.1	1.2	0.8
Plant and equipment				
Purchased assets	102.7	123.0	0.5	0.8
Net decrements arising on write down of:				
Inventories	0.2	0.2	-	-
Plant and Equipment	123.1	-	-	-
Deferred expenditure	3.8	-	-	-
Goodwill	20.4	-	-	-
Licences	83.8	-	-	-
Investments	-	32.6	77.7	103.5
Rental expense on operating leases	21.0	21.9	5.8	-
Research and development costs	0.2	0.2	-	-

Notes to the Financial Statements
For the year ended 30 June 2005

Note 6 - Profit from ordinary activities before income tax (continued)	Consolidated		Parent Entity	
	2005	2004	2005	2004
	$m	$m	$m	$m
(c) Significant items				
dingo blue settlement	-	16.2	-	-
(Income tax expense applicable $nil million)				
Write-off of Windimurra Power Station and APT Western Pipeline	-	(8.4)	-	-
(Income tax benefit applicable $0.5 million)				
Write-off of TransACT	-	(25.0)	-	(25.0)
(Income tax benefit applicable $nil)				
Equity accounted losses/writedown relating to COMindico *	-	(23.5)	-	(23.5)
(Income tax benefit applicable $nil)				
Equity accounted profit relating to APT entering tax consolidations *	-	27.9	-	-
(Income tax expense applicable $nil million)				
Net loss on NGC buy-back	-	-	-	(22.5)
(Income tax expense applicable $1.9 million)				
Sale of NGC	591.5	-	-	-
(Income tax expense applicable $4.0 million)				
Sale of Breakfast Point	14.7	-	14.7	-
(Income tax expense applicable $nil)				
Tax Consolidation Benefit	64.8	-	-	-
(Gross benefits $65.9 million less costs $1.6 million (tax benefit $0.5 million))				
Property Rehabilitation	(6.1)	-	(6.1)	-
(Income tax benefit applicable $0.3 million)				
Property Rationalisation and Other Costs	(9.4)	-	(9.4)	-
(Income tax benefit applicable $2.7 million)				
Write down of Electricity Networks' Assets	(231.1)	-	-	-
(Income tax benefit applicable $38.1 million)				
* refer to Note 44 - Interest in associates				
Note 7 - Income tax expense				
Prima facie income tax expense on profit from ordinary activities	(282.9)	(170.1)	(11.9)	(6.1)
Tax effect of permanent differences				
Non-allowable expenditure	(47.1)	(29.1)	(33.6)	(72.8)
Non-assessable revenue	179.1	7.0	23.0	15.6
Non rebateable/assessable dividends	(10.2)	(14.6)	-	35.3
Equity accounted profits/(losses) of associates and joint venture entities	10.2	11.3	-	-
Recognition of deferred tax balances of subsidiaries	-	-	(312.1)	-
Consideration received or receivable to/from subsidiaries for transferred tax balances	-	-	312.1	-
Profits on disposals of assets	-	(0.9)	-	-
Other	4.4	1.9	(4.0)	1.5
Recognition of tax losses not previously brought to account	1.6	2.1	-	-
Tax Consolidation	65.9	-	-	-
Income tax over/(under) provided in prior years	4.2	4.9	(3.5)	(0.3)
Income tax attributable to ordinary activities	(74.8)	(187.5)	(30.0)	(26.8)

Notes to the Financial Statements
For the year ended 30 June 2005

Note 8 - Dividends	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Recognised amounts				
Interim dividend paid 24 March 2005 (2004 -26 March 2004)				
Franked amount (28 cents per share (2004 - 22 cents per share))	**127.8**	100.4	**127.8**	100.4
Unfranked amount (3 cents per share (2004 - 7 cents per share))	**13.7**	31.9	**13.7**	31.9
Total amount (31 cents per share (2004 - 29 cents per share))	**141.5**	132.3	**141.5**	132.3
Special dividend paid 24 March 2005 (2004 - Nil)				
Franked amount (27 cents per share (2004 - Nil))	**123.6**	-	**123.6**	-
Unfranked amount (3 cents per share (2004 - Nil))	**13.7**	-	**13.7**	-
Total amount (30 cents per share (2004 - Nil))	**137.3**	-	**137.3**	-
Final dividend paid 24 September 2004 (2004 - 26 September 2003)				
Franked amount (23 cents per share (2004 - 18 cents per share))	**104.9**	81.0	**104.9**	81.0
Unfranked amount (8 cents per share (2004 - 11 cents per share))	**36.5**	49.5	**36.5**	49.5
Total amount (31 cents per share (2004 - 29 cents per share))	**141.4**	130.5	**141.4**	130.5
	420.2	262.8	**420.2**	262.8
Unrecognised Amounts				
Proposed final dividend to be paid 23 September 2005 #				
Franked amount (32 cents per share)	**141.8**	104.9		
Unfranked amount (Nil)	-	36.5		
Total amount 32 cents per share	**141.8**	141.4		

The proposed final dividend in respect of ordinary shares for the year ended 30 June 2005 has not been recognised in this financial report as the final dividend was not declared on or before 30 June 2005.

The franking rate applicable to all franked dividends paid and proposed is 30%. Franking credits available for franking dividends in the subsequent financial year on a tax paid basis (after allowing for tax payable and franking credits attached to dividends proposed in respect of the current financial year)	**11.5**	-	**11.5**	-
Foreign dividend account credits attached to dividends for the year	-	8.0	-	8.0

Notes to the Financial Statements
For the year ended 30 June 2005

Note 9 - Receivables (current)

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Debtors	**388.1**	422.9	**19.9**	16.2
Less provision for doubtful debts	**28.0**	29.2	**-**	-
	360.1	393.7	**19.9**	16.2
Unbilled revenue	**406.5**	403.7	**-**	-
Loans receivable (secured)	**0.1**	2.4	**-**	2.2
Loans to directors engaged in full time employment within the consolidated entity (secured) (+ *)	**1.5**	1.5	**1.5**	1.5
Amounts owing by:				
Wholly-owned controlled entities	**-**	-	**1.6**	-
Associates and joint venture entities	**40.1**	39.8	**4.2**	4.3
	808.3	841.1	**27.2**	24.2

+ 2005: To nearest thousand dollars, $1,481,000.

* 2004: To nearest thousand dollars, $1,481,000.

Significant terms and conditions

Debtors are required to be settled within 30 days of the date of recognition.

Unbilled gas and electricity revenue is not collectable until such time as customers' meters are read and bills rendered.

Loans receivable (secured) comprise employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The loans are non-interest bearing and the current portions of the loans are repayable no later than 30 June 2006.

Loans to directors, including directors of controlled entities, comprise employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The loans are non-interest bearing and the current portions of the loans are repayable no later than 30 June 2006.

Amounts owing by associates and joint venture entities consist of non-interest bearing debts which are required to be paid within 30 days of the date of recognition.

Credit risk

The consolidated entity does not have a material exposure to any individual debtor or any group of debtors.

Note 10 - Inventories (current)

Stocks and materials

	Consolidated 2005 $m	Consolidated 2004 $m	Parent Entity 2005 $m	Parent Entity 2004 $m
Raw materials and stores - at cost	**10.4**	14.8	**-**	-
Work in progress - at cost	**1.6**	2.3	**-**	-
Finished goods - at cost	**2.5**	7.1	**-**	-
Less provision to reduce carrying values to net realisable values	**0.5**	0.5	**-**	-
	2.0	6.6	**-**	-
	14.0	23.7	**-**	-

Notes to the Financial Statements
For the year ended 30 June 2005

Note 11 - Property, plant and equipment (current)	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Surplus properties held for sale - freehold at cost	**15.2**	21.8	**14.2**	21.8

Valuations

The properties were valued at $38.5 million at 30 June 2005 (Parent Entity $37.5 million). These valuations were determined by directors after receipt of independent valuations from licensed real estate valuers and after allowing for site rehabilitation costs ($50.0 million of rehabilitation costs in respect of a former gasworks site have been offset by the utilisation of part of the former gas customers' reserve account). The carrying values of the properties were not restated at 30 June 2005.

Capital gains tax payable if the properties had been sold at 30 June 2005 for amounts equivalent to their valuations at that date would be $11.2 million. At 30 June 2005 no allowance has been made for this capital gains tax as the company has sufficient capital losses to absorb any such latent gains.

	Consolidated 2005 $m	Consolidated 2004 $m	Parent Entity 2005 $m	Parent Entity 2004 $m
Note 12 - Other assets (current)				
Prepayments	**78.4**	80.5	**1.0**	0.6
Gas entitlements	**-**	30.4	**-**	-
	78.4	110.9	**1.0**	0.6
Note 13 - Receivables (non-current)				
Debtors	**0.4**	4.9	**-**	4.5
Loans receivable (unsecured)	**-**	1.6	**-**	-
Loans receivable (secured)				
At cost	**2.6**	6.6	**2.6**	6.6
	2.6	6.6	**2.6**	6.6
Loans to directors engaged in full time employment within the consolidated entity (secured) (+ *)	**5.3**	5.3	**5.3**	5.3
Amounts owing by:				
Wholly-owned controlled entities	**-**	-	**4,175.8**	3,970.3
Partly-owned controlled entities	**-**	-	**-**	0.3
Associates and joint venture entities	**123.3**	111.9	**123.3**	111.9
	123.3	111.9	**4,299.1**	4,082.5
Less provision to reduce carrying value to recoverable amount	**-**	-	**238.5**	240.4
	123.3	111.9	**4,060.6**	3,842.1
	131.6	130.3	**4,068.5**	3,858.5

+ 2005: To nearest thousand dollars, $5,325,000.

* 2004: To nearest thousand dollars, $5,325,000.

Significant terms and conditions

Loans receivable (secured) comprise employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The share plan loans are non-interest bearing and are repayable no later than November 2012.

Loans to directors, including directors of controlled entities, comprise employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The loans are non-interest bearing and are repayable no later than November 2012.

Credit risk

The consolidated entity does not have a material exposure to any individual debtor or any group of debtors.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 14 - Equity accounted investments (non-current)	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Associates - quoted on stock exchange (Note 44)				
At equity accounted carrying amount (Parent Entity at cost)	**86.2**	64.0	**154.2**	132.2
Associates - not quoted on stock exchange (Note 44)				
At equity accounted carrying amounts (Parent Entity at cost)	**107.8**	117.1	**106.0**	107.1
Joint venture entities - not quoted on stock exchange (Note 43)				
At equity accounted carrying amounts	**413.5**	420.1	**-**	-
	607.5	601.2	**260.2**	239.3
Note 15 - Other financial assets (non-current)				
Controlled entities - not quoted on stock exchange				
At recoverable amount (1)	**-**	-	**11.5**	11.5
At cost (2)	**-**	-	**1,177.2**	1,177.2
Less provision to reduce carrying value to recoverable amount	**-**	-	**183.1**	103.5
	-	-	**1,005.6**	1,085.2
Interest in other entities				
Not quoted on stock exchange - at cost	**-**	2.0	**-**	-
	-	2.0	**1,005.6**	1,085.2

(1) Shares in a controlled entity not quoted on a stock exchange were written down to recoverable amount by directors on 30 June 1994.

(2) Shares in other controlled entities not quoted on a stock exchange, previously revalued to fair value ($137.6 million) by directors in 1986, have been deemed to be carried forward at cost as from 1 July 2000 under accounting standard AASB 1041.

Note 16 - Property, plant and equipment (non-current)	Consolidated 2005 $m	Consolidated 2004 $m	Parent Entity 2005 $m	Parent Entity 2004 $m
(a) Land and buildings				
Freehold				
At cost	**27.7**	39.8	**1.5**	1.5
Less provision for depreciation	**2.1**	3.8	**-**	-
	25.6	36.0	**1.5**	1.5
Leasehold				
At cost	**10.9**	9.6	**6.1**	4.5
Less provision for amortisation	**9.8**	7.3	**5.7**	3.4
	1.1	2.3	**0.4**	1.1
	26.7	38.3	**1.9**	2.6

Valuations

Freehold land and buildings were valued at $47.0 million at 30 June 2005 (Parent Entity $2.6 million). These valuations were determined by directors after receipt of independent valuations from licensed real estate valuers and after allowing for site rehabilitation costs. The carrying values of the properties were not restated at 30 June 2005.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 16 - Property, plant and equipment (non-current) (continued)	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
(b) Surplus properties held for sale				
Freehold				
At cost	**2.9**	18.2	**-**	14.2
Less provision for depreciation	**0.4**	0.4	**-**	-
	2.5	17.8	**-**	14.2

Valuations

The properties were valued at $2.5 million at 30 June 2005 (Parent Entity $nil million). These valuations were determined by directors after receipt of independent valuations from licensed real estate valuers and after allowing for site rehabilitation costs ($50.0 million of rehabilitation costs in respect of a former gasworks site have been offset by the utilisation of part of the former gas customers' reserve account). The carrying values of the properties were not restated at 30 June 2005.

Capital gains tax payable if the properties had been sold at 30 June 2005 for amounts equivalent to their valuations at that date would be $nil million. At 30 June 2005 no allowance has been made for this capital gains tax.

	Consolidated 2005 $m	Consolidated 2004 $m	Parent Entity 2005 $m	Parent Entity 2004 $m
(c) Plant and equipment				
At recoverable amount (1)	**391.0**	-	**-**	-
Less provision for depreciation	**-**	-	**-**	-
	391.0	-	**-**	-
At cost	**2,385.5**	3,840.4	**10.3**	6.5
Plant and equipment under finance lease	**2.2**	2.2	**-**	-
Less provision for depreciation	**687.8**	982.1	**4.2**	4.7
	1,699.9	2,860.5	**6.1**	1.8
	2,090.9	2,860.5	**6.1**	1.8

(1) In determining recoverable amount the expected future cashflows have been discounted to their net present value using a post tax discount rate of 6.33%. Included in this valuation was a terminal value calculated using a multiple of Regulated Asset Base and discounted to its net present value.

	Consolidated 2005 $m	Consolidated 2004 $m	Parent Entity 2005 $m	Parent Entity 2004 $m
	2,120.1	2,916.6	**8.0**	18.6

Depreciation methods applicable to each class of assets

Land and surplus properties held for sale are not depreciated.

Buildings and other plant and equipment are depreciated on a straight line basis.

Depreciation rates applicable to each class of assets

Buildings component of land and buildings:

- Freehold: 2% pa.
- Leasehold: lesser of lease period or 2% pa.

Plant and equipment:

- Purchased assets: 2% - 33 1/3% pa.
- Capitalised leased assets: 2% - 20% pa.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 16 Property, plant and equipment (non-current) (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of non-current property, plant and equipment at the beginning and end of the year:

	Freehold land & buildings $m	Leasehold land & buildings $m	Surplus property held for sale $m	Plant & equipment $m	Total $m
Consolidated - 2005					
Balance at beginning of year	**36.0**	**2.3**	**17.8**	**2,860.5**	**2,916.6**
Additions	0.3	1.2	-	154.1	**155.6**
Disposals	(10.4)	-	-	(706.1)	**(716.5)**
Depreciation	-	(2.8)	-	(103.0)	**(105.8)**
Impairment writedown	-	-	-	(123.1)	**(123.1)**
Reclassification	(0.3)	0.4	(15.3)	-	**(15.2)**
Foreign currency exchange differences	-	-	-	8.5	**8.5**
Balance at the end of year	**25.6**	**1.1**	**2.5**	**2,090.9**	**2,120.1**
Parent Entity - 2005					
Balance at beginning of year	**1.5**	**1.1**	**14.2**	**1.8**	**18.6**
Additions	-	-	-	5.4	**5.4**
Disposals	-	-	-	(0.1)	**(0.1)**
Depreciation	-	(1.2)	-	(0.5)	**(1.7)**
Reclassification	-	0.5	(14.2)	(0.5)	**(14.2)**
Balance at the end of year	**1.5**	**0.4**	**-**	**6.1**	**8.0**

Notes to the Financial Statements
For the year ended 30 June 2005

Note 17 - Intangible assets

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Goodwill - At cost	**88.9**	104.3	-	-
Less provision for amortisation	**33.7**	31.7	-	-
	55.2	72.6	-	-
Licences - at recoverable amount (1)	**278.2**	-	-	-
Less provision for depreciation	-	-	-	-
	278.2	-	-	-
Licences - at cost	**1,257.2**	1,617.7	-	-
Less provision for amortisation	**111.4**	76.3	-	-
	1,145.8	1,541.4	-	-
	1,479.2	1,614.0	-	-

(1) In determining recoverable amount the expected future cashflows have been discounted to their net present value using a post tax discount rate of 6.33%. Included in this valuation was a terminal value calculated using a multiple of Regulated Asset Base and discounted to its net present value.

Note 18 - Deferred expenditure

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
Gas industry expenses - at cost				
Natural gas conversion	**72.1**	72.1	-	-
Other	**34.2**	35.1	-	-
	106.3	107.2	-	-
Less provision for amortisation	**94.4**	90.9	-	-
	11.9	16.3	-	-
Other expenses - at cost				
Borrowings	**19.0**	22.0	**19.0**	18.9
Computer software	**251.3**	228.0	**1.2**	1.6
Other	**8.1**	3.2	**3.2**	0.1
	278.4	253.2	**23.4**	20.6
Less provision for amortisation	**152.2**	121.7	**12.4**	11.3
	126.2	131.5	**11.0**	9.3
	138.1	147.8	**11.0**	9.3

Note 19 - Deferred tax assets

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
Future income tax benefits *	**125.9**	112.7	**125.2**	16.7
* Includes future income tax benefits attributable to tax losses carried forward as an asset.	-	17.5	-	-
Future income tax benefits, attributable to tax losses not brought to account, which will only be realised if the conditions for deductibility set out in Note 2(p) apply.	-	4.7	-	-

Tax consolidation

Legislation to allow groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002.

AGL and its wholly owned Australian resident entities are eligible to consolidate for tax purposes under this legislation and have elected to be taxed as a single entity from 1 July 2003. The implementation of the tax consolidation system has been formally notified to the Australian Taxation Office. The head entity within the tax-consolidated group for the purposes of the tax consolidation system is The Australian Gas Light Company.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 20 - Other assets (non-current)	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Gas entitlements - at cost	**-**	212.9	**-**	-
Less provision for amortisation	**-**	187.5	**-**	-
	-	25.4	**-**	-
Sundry gas and electricity assets	**15.7**	8.6	**-**	-
	15.7	34.0	**-**	-
Note 21 - Payables (current)				
Creditors	**422.5**	442.3	**64.7**	71.4
Amounts owing to:				
Wholly-owned controlled entities	**-**	-	**273.6**	195.0
Associates and joint venture entities	**10.7**	13.8	**-**	-
	433.2	456.1	**338.3**	266.4

Significant terms and conditions

Creditors and amounts owing to associates and joint venture entities are generally settled within 30 days of recognition and are unsecured.

Note 22 - Interest bearing liabilities (current)				
Subject to negative pledge				
Bank borrowings	**-**	177.6	**-**	-
Medium term notes	**-**	300.0	**-**	300.0
Unsecured				
Bank overdrafts	**1.9**	6.6	**-**	-
Bank borrowings	**42.8**	50.4	**-**	-
Money market borrowings	**15.3**	10.0	**15.3**	10.0
Promissory notes	**175.0**	-	**175.0**	-
Lease liabilities (Note 37)	**0.3**	0.3	**-**	-
Customer deposits and interest	**1.1**	1.2	**-**	-
	236.4	546.1	**190.3**	310.0

Significant terms and conditions

Bank borrowings are repayable on maturity, in July 2005 and in February 2006.

Promissory notes are repayable on maturity in July 2005.

Medium term notes were repayable on maturity in July 2004.

Bank overdrafts and money market borrowings may be utilised at any time and are repayable on demand.

Customer deposits and interest relate to security deposits lodged with certain controlled entities by gas and electricity customers. These deposits and accrued interest are normally held by the consolidated entity for periods of either one or two years. The aggregate amount expected to be paid to customers within twelve months of the reporting date is shown as a current liability, with the balance shown as a non-current liability (refer Note 27).

Notes to the Financial Statements
For the year ended 30 June 2005

Note 23 - Provisions (current)	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Dividends	**0.2**	-	**0.2**	-
Employee benefits	**41.3**	42.3	**12.0**	7.3
Contract restructuring	-	12.2	-	-
Energy settlements	-	15.8	-	-
Environmental rehabilitation	**4.2**	4.3	**3.8**	3.5
Property rationalisation	**6.0**	-	**6.0**	-
Retail contestability initiatives	**1.0**	1.3	-	-
Onerous contracts	**1.7**	25.8	-	-
Other	**6.1**	8.8	**0.5**	-
	60.5	110.5	**22.5**	10.8

Details of material provisions

(a) The provision for contract restructuring represents the current portion of the provision recognised in 2000 as a consequence of the renegotiation of the Gas Transportation Deed (GTD). The provision, which was established for the purpose of off-setting the onerous contract provisions of the superseded agreement, is being utilised on a scheduled basis over the term of the GTD.

(b) The provision for energy settlements related to the estimated costs to be incurred in relation to electricity market usage reconciliations in the New Zealand energy business. The estimates were dependant on the outcome of reconciliations undertaken by the electricity market operator and certain legal proceedings.

(c) The provision for property rationalisation was established to recognise the costs associated with centralising geographical locations.

(d) The provision for environmental rehabilitation was established to cover an estimate of the consolidated entity's obligations with respect to contaminated gas and electricity properties owned or formerly owned by the Group. The estimate may vary as a result of additional obligations being identified and the full extent of contamination being determined.

(e) The provision for retail contestability initiative represents the residual of the former gas customers' reserve account made available to partially offset the costs of implementing full retail contestability in the NSW gas market.

(f) The provision for onerous contracts represents amounts recognised on the acquisition of the Pulse Energy businesses and amounts in 2004 relate to NGC's Maui gas contract redetermination.

	Dividends	Employee benefits	Contract restructuring	Energy settlements	Property rationalisation	Environmental rehabilitation	Retail contestability initiatives	Onerous contracts	Other
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Consolidated - 2005									
Balance at beginning of year	-	42.3	12.2	15.8	-	4.3	1.3	25.8	8.8
Additional provisions recognised	420.2	39.4	-	-	6.0	3.8	-	-	9.4
Provisions utilised	(420.0)	(42.8)	(12.2)	(15.8)	-	(3.7)	(0.3)	(26.5)	(12.3)
Reclassification (to)/from non-current provisions / other	-	2.3	-	-	-	(0.2)	-	2.4	(0.1)
Foreign currency exchange differences	-	0.1	-	-	-	-	-	-	0.3
Balance at the end of year	0.2	41.3	-	-	6.0	4.2	1.0	1.7	6.1
Parent Entity - 2005									
Balance at beginning of year	-	7.3	-	-	-	3.5	-	-	-
Additional provisions recognised	420.2	13.0	-	-	6.0	3.4	-	-	0.5
Provisions utilised	(420.0)	(8.3)	-	-	-	(3.1)	-	-	-
Reclassification (to)/from non-current provisions / other	-	-	-	-	-	-	-	-	-
Balance at the end of year	0.2	12.0	-	-	6.0	3.8	-	-	0.5

Notes to the Financial Statements
For the year ended 30 June 2005

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
Note 24 - Current tax liabilities	**$m**	$m	**$m**	$m
Current tax payable	**85.9**	76.6	**67.3**	17.4
Note 25 - Unearned revenue (current)				
Unearned revenue	**8.9**	12.3	**0.2**	0.4
Note 26 - Payables (non-current)				
Amounts owing to wholly-owned controlled entities	**-**	-	**983.7**	101.8
Note 27 - Interest bearing liabilities (non-current)				
Subject to negative pledge				
Medium term notes	**600.0**	782.2	**600.0**	600.0
Senior notes	**796.2**	796.2	**796.2**	796.2
Other unsecured				
Bank borrowings	**-**	52.0	**-**	-
Lease liabilities (Note 37)	**1.6**	1.8	**-**	-
Customer deposits and interest	**9.0**	11.4	**-**	-
Other borrowings	**0.1**	-	**-**	-
	1,406.9	1,643.6	**1,396.2**	1,396.2

Significant terms and conditions

Medium term notes are repayable on maturity in October 2007 and September 2009.

Senior notes are repayable on maturity, partly in April 2008, September 2015 and in April 2018. The notes are denominated in US dollars and the consolidated entity's foreign exchange exposure has been fully hedged.

Bank borrowings (unsecured) relating to a controlled entity are repayable partly in February 2006.

Customer deposits and interest relate to security deposits lodged with certain controlled entities of the consolidated entity by gas and electricity customers. These deposits and accrued interest are normally held by the consolidated entity for periods of either one or two years. Other gas deposits and accrued interest are held until such time as the customers cease to be customers of the consolidated entity and all outstanding amounts are either paid or deducted from the security deposits.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 28 - Provisions (non-current)

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Directors' retiring allowances	**0.2**	1.5	**0.2**	1.5
Employee benefits	**35.6**	35.8	**6.6**	5.5
Environmental rehabilitation	**3.2**	0.3	**2.8**	0.1
Onerous contracts	**5.4**	9.1	**-**	-
Other	**1.6**	1.7	**0.2**	-
	46.0	48.4	**9.8**	7.1

Details of material provisions

(a) The provision for environmental rehabilitation was established to cover an estimate of obligations with respect to contaminated gas and electricity properties owned or formerly owned by the consolidated entity. The estimate may vary as a result of additional obligations being identified and the full extent of contamination being determined.

(b) The provision for onerous contracts represents the amounts recognised on the acquisition of the Pulse Energy businesses.

Reconciliations

	Directors' retiring allowances	Employee benefits	Environmental rehabilitation	Onerous contracts	Other	Total
	$m	$m	$m	$m	$m	$m
Consolidated - 2005						
Balance at beginning of year	**1.5**	**35.8**	**0.3**	**9.1**	**1.7**	**48.4**
Additional provisions recognised	-	4.6	2.7	-	0.7	8.0
Provisions utilised	(1.3)	(2.5)	-	(1.3)	(0.9)	(6.0)
Reclassification to current provisions	-	(2.3)	0.2	(2.4)	0.1	(4.4)
Balance at the end of year	**0.2**	**35.6**	**3.2**	**5.4**	**1.6**	**46.0**
Parent Entity - 2005						
Balance at beginning of year	**1.5**	**5.5**	**0.1**	**-**	**-**	**7.1**
Additional provisions recognised	-	1.6	2.7	-	0.2	4.5
Provisions utilised	(1.3)	(0.5)	-	-	-	(1.8)
Reclassification to current provisions	-	-	-	-	-	-
Balance at the end of year	**0.2**	**6.6**	**2.8**	**-**	**0.2**	**9.8**

Notes to the Financial Statements
For the year ended 30 June 2005

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
Note 29 - Deferred tax liabilities (non-current)	**$m**	$m	**$m**	$m
Deferred income tax	**377.7**	518.5	**371.8**	4.5
Note 30 - Unearned revenue (non-current)				
Unearned revenue	**5.1**	7.4	**-**	0.2
Note 31 - Contributed equity				
456,576,944 (2004 - 456,215,007) fully paid ordinary shares	**2,010.1**	2,239.7	**2,010.1**	2,239.7
Movements in contributed equity				
Balance at beginning of year	**2,239.7**	2,180.8	**2,239.7**	2,180.8
Share issues	**-**	58.9		58.9
Capital Return	**(228.7)**	-	**(228.7)**	-
Costs Associated with Capital Return/Share Buy Back	**(0.9)**		**(0.9)**	
Balance at end of year	**2,010.1**	2,239.7	**2,010.1**	2,239.7

During the year the Parent Entity issued:

(i) 188,302 shares pursuant to The Australian Gas Light Company Long Term Incentive Plan (2004: 91,827).

(ii) 173,635 shares at $12.98 per share pursuant to the AGL Share Reward Plan (2004: 199,392 shares @ $10.66 per share).

Ordinary shares entitle each Shareholder to the capital and profits of the Company, including dividend payments, in proportion to the number of shares and amounts paid on the shares held.

Notes to the Financial Statements
For the year ended 30 June 2005

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
Note 32 - Reserves	**$m**	$m	**$m**	$m
Asset revaluation	**-**	-	**1.7**	1.7
Foreign currency translation	**(8.8)**	(4.1)	**-**	-
	(8.8)	(4.1)	**1.7**	1.7
Movements in reserves				
Asset revaluation				
Balance at beginning of year	**-**	-	**1.7**	1.7
Balance at end of year	**-**	-	**1.7**	1.7

The asset revaluation reserve was used to recognise increments and decrements from prior years arising on the revaluation of non-current assets.

Foreign currency translation				
Balance at beginning of year	**(4.1)**	(11.5)	**-**	-
Adjustment on deconsolidation of foreign subsidiary	**14.9**	4.1	**-**	-
Transfer to retained earnings on disposal of foreign subsidiary	**(24.0)**	-	**-**	-
Net gain (loss) arising on hedging of foreign currency investments	**4.4**	3.3	**-**	-
Balance at end of year	**(8.8)**	(4.1)	**-**	-

Exchange differences arising on the translation of assets and liabilities of self-sustaining foreign controlled entities are taken to the foreign currency translation reserve as outlined in Note 2(t). The movement in the reserve during the year has arisen primarily as a result of the divestment of the New Zealand business and the translation losses on the company's investment in Chile.

Notes to the Financial Statements
For the year ended 30 June 2005

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
Note 33 - Retained profits	**$m**	$m	**$m**	$m
Balance at beginning of year	**814.2**	727.5	**920.8**	1,190.0
Profit/(loss) after income tax attributable to Shareholders of the Parent Entity	**848.3**	349.5	**9.8**	(6.4)
Dividends paid or provided for	**(420.2)**	(262.8)	**(420.2)**	(262.8)
Transfer from Reserves	**24.0**	-	**0.5**	-
Balance at the end of year	**1,266.3**	814.2	**510.9**	920.8
Note 34 - Outside equity interests in controlled entities				
Contributed equity	-	54.9	-	-
Reserves	-	28.0	-	-
Accumulated profits	-	21.9	-	-
	-	104.8	-	-
Note 35 - Construction contracts in progress				
Aggregate of contract costs incurred and recognised profits (less recognised losses) to date	**38.1**	27.7	-	-
Less aggregate of consideration received and receivable as progress billings (including retentions) and advances received	**(38.9)**	(25.8)	-	-
	(0.8)	1.9	-	-
Amounts due from customers for contract work (Note 9)	**11.4**	2.6	-	-
Note 36 - Capital commitments				
Expenditure contracted for at balance date not reflected in the financial statements				
Capital expenditure in respect of:				
Property, plant and equipment	**15.4**	12.0	-	-
Operating expenditure in respect of:				
Property, plant and equipment	-	0.8	-	-
	15.4	12.8	-	-
Payable				
Not later than one year	**4.1**	5.3	-	-
Later than one year but not later than five years	**4.7**	3.6	-	-
Later than five years	**6.6**	3.9	-	-
	15.4	12.8	-	-

Notes to the Financial Statements
For the year ended 30 June 2005

	Consolidated		Parent Entity	
Note 37 - Lease commitments	**2005**	2004	**2005**	2004
Finance leases	**$m**	$m	**$m**	$m
Estimated lease commitments				
Due within 1 year	**0.4**	0.3	-	-
Due between 1 and 5 years	**1.7**	1.7	-	-
Due after 5 years	**-**	0.3	-	-
	2.1	2.3	-	-
Less future finance charges	**0.2**	0.2	-	-
Present value of lease payments	**1.9**	2.1	-	-
Less due within 1 year (Note 22)	**0.3**	0.3	-	-
Non-current liability (Note 27)	**1.6**	1.8	-	-

Finance leases comprise leases of motor vehicles and general property, plant and equipment. There are no contingent rental payments due or payable. There are no renewal or purchase options, escalation clauses or restrictions imposed by lease arrangements concerning dividends, additional debt and further leasing.

Non-cancellable operating leases

Aggregate amounts contracted for at balance date not reflected in the financial statements

Due within 1 year	**20.0**	19.0	**6.0**	5.0
Due between 1 and 5 years	**39.0**	24.0	**20.0**	2.0
Due after 5 years	**50.0**	3.0	**43.0**	-
	109.0	46.0	**69.0**	7.0

Operating leases principally comprise leases of office space. There are no contingent rental payments due or payable. There are no purchase options and escalation clauses or restrictions imposed by lease arrangements concerning dividends, additional debt and further leasing. Various operating leases have standard lease renewal options.

Notes to the Financial Statements
For the year ended 30 June 2005

	Consolidated 2005 $m	Consolidated 2004 $m	Parent Entity 2005 $m	Parent Entity 2004 $m
Note 38 - Contingent liabilities and contingent assets				
(a) Contingent liabilities				
Bank guarantees in respect of the consolidated entity	**8.5**	7.5	**96.5**	103.5
Guarantees and warranties in respect of controlled entities	**35.5**	36.6	**81.6**	81.0
Guarantees in respect of associated companies	**5.0**	5.0	**5.0**	5.0
Guarantees in respect of other entities	**21.8**	15.8	**21.8**	15.8
	70.8	64.9	**204.9**	205.3

Other contingent liabilities

(i) Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the directors of the Parent Entity believe that any resultant liability will not materially affect the financial position of the consolidated entity.

(ii) The Parent Entity has undertaken to provide financial support, as and when required, to certain wholly-owned controlled entities, so as to enable those controlled entities to pay their debts as and when such debts become due and payable.

(iii) The Parent Entity has provided warranties and indemnities to certain third parties in relation to the performance of contracts by various wholly-owned controlled entities.

(b) Contingent assets

(i) The Parent Entity is party to an agreement in relation to the disposal of various entities to an associated entity. Under the agreement the parties have agreed that to the extent to which duty payable by the purchaser is otherwise than as estimated under the Share Sale agreement, an adjustment payment would be made. The amount of the potential payment payable by the purchaser has not been recognised at 30 June 2005, as it is contingent on obtaining relevant State and Territorial duty relief and cannot be reliably measured at this stage.

	Consolidated 2005 $000	Consolidated 2004 $000	Parent Entity 2005 $000	Parent Entity 2004 $000
Note 39 - Remuneration of auditors				
Remuneration of the auditor of the Parent Entity for:				
Auditing and reviewing the financial report	**920**	919	**139**	168
Other services:				
Tax consulting and compliance reviews	**-**	11	**-**	5
Audit assurance for debt offering	**-**	358	**-**	358
Other audit assurance services	**86**	101	**5**	16
Adoption of International Financial Reporting Standards	**326**	364	**326**	364
Regulatory audits	**269**	201	**-**	-
Other	**-**	-	**-**	51
	681	1,035	**331**	794
Remuneration of other auditors of controlled entities for auditing and reviewing the financial report	**68**	271	**-**	-

Notes to the Financial Statements
For the year ended 30 June 2005

Note 40 - Controlled entities

Entity	Country of incorporation or formation	Equity interest held in shares / units of controlled entity	
		2005 %	2004 %
A.G.L. Consultancy Pty Ltd	Australia	**100**	100
Agility Management Pty Limited	Australia	**100**	100
Agility Services Pty Limited	Australia	**100**	100
Agility Team Build Pty Limited	Australia	**100**	100
AGL (Cawse) Power Pty Limited	Australia	**100**	100
AGL ACT Retail Investments Pty Limited	Australia	**100**	100
AGL Chile Operations SA	Chile	**100**	100
AGL COMindico Pty Limited	Australia	**100**	100
AGL Corporate Services Pty Limited	Australia	**100**	100
AGL Electricity (VIC) Pty Limited	Australia	**100**	100
AGL Electricity Limited	Australia	**100**	100
AGL Energy Sales & Marketing Limited	Australia	**100**	100
AGL Energy Services Pty Limited	Australia	**100**	100
AGL Finance Pty Limited	Australia	**100**	100
AGL Foundation Nominees Pty Limited	Australia	**100**	100
AGL Gas Companies Pty Limited (b)	Australia	**-**	100
AGL Gas Company (ACT) Pty Limited	Australia	**100**	100
AGL Gas Networks Limited	Australia	**100**	100
AGL Gas Trading Pty Limited	Australia	**100**	100
AGL International	Cayman Islands	**100**	100
AGL Investments Pty Limited	Australia	**100**	100
AGL NZ Energy Limited	New Zealand	**100**	100
AGL NZ Holdings Limited	New Zealand	**100**	100
AGL NZ Investments Pty Limited	Australia	**100**	100
AGL NZ Limited	New Zealand	**100**	100
AGL NZ Management Limited	New Zealand	**100**	100
AGL Pipelines Investments (QLD) Pty Limited	Australia	**100**	100
AGL Pipelines Investments Pty Limited	Australia	**100**	100
AGL Polska Sp z O O (b)	Poland	**-**	100
AGL Power Corporation (Victoria) Pty Limited	Australia	**100**	100
AGL Power Generation (Brown Hill) Pty Limited (c)	Australia	**100**	-
AGL Power Generation (Mid West) Pty Limited	Australia	**100**	100
AGL Power Generation (SA) Pty Limited	Australia	**100**	100
AGL Power Generation (Victoria) Pty Limited	Australia	**100**	100
AGL Power Generation Pty Limited	Australia	**100**	100
AGL Retail Energy Limited	Australia	**100**	100
AGL Service Businesses Pty Limited	Australia	**100**	100
AGL South Australia Pty Limited	Australia	**100**	100
AGL Technology Commerce Pty Limited	Australia	**100**	100
AGL TransACT Pty Limited	Australia	**100**	100
AGL Utility Services Pty Limited	Australia	**100**	100
AGL Victoria Pty Limited	Australia	**100**	100
AGL WA Gas Investment Pty Limited (b)	Australia	**-**	100
AGL Wholesale Electricity Pty Limited	Australia	**100**	100
AGL Wholesale Gas (SA) Limited (c)	Australia	**100**	-
AGL Wholesale Gas Limited	Australia	**100**	100
CRH Holdings (Australia) Pty Limited (c)	Australia	**100**	-
CRH Holdings Pty Limited (c)	Australia	**100**	-

Notes to the Financial Statements
For the year ended 30 June 2005

Note 40 - Controlled entities (continued)

Entity	Country of incorporation or formation	Equity interest held in shares / units of controlled entity 2005 %	2004 %
Crofton Investments Pty Ltd	Australia	**100**	100
dingo blue Pty Limited	Australia	**100**	100
dingo blue Services Pty Limited	Australia	**100**	100
Dual Fuel Systems Pty Limited	Australia	**100**	100
Elect Data Service (Australia) Pty Limited (d) (a)	Australia	**-**	100
EdgeCap Pty Limited	Australia	**100**	100
Empresa de Gas de la V Region SA (a)	Chile	**100**	100
Essential Energy Services Pty Ltd	Australia	**100**	100
Gaztec Sp z O O (b)	Poland	**52**	52
Goodacre Development Pty Limited	Australia	**100**	100
H C Extractions Pty Limited	Australia	**100**	100
International Oil Proprietary Ltd	Australia	**100**	100
Inversiones AGL Chile Limitada	Chile	**100**	100
Liquigas Limited (d)	New Zealand	**-**	60
Navham Pty Limited	Australia	**100**	100
NGC Australia Metering Data Services Limited (a) (d)	New Zealand	**-**	100
NGC Contracts Limited (a) (d)	New Zealand	**-**	100
NGC Kapuni Limited (a) (d)	New Zealand	**-**	100
NGC Equities Limited (a) (d)	New Zealand	**-**	100
NGC Energy Limited (a) (d)	New Zealand	**-**	100
NGC Gas Networks Limited (a) (d)	New Zealand	**-**	100
NGC Generation Limited (a) (d)	New Zealand	**-**	100
NGC Generation Operations Limited (a) (d)	New Zealand	**-**	100
NGC Holdings Limited (a) (d)	New Zealand	**-**	66
NGC Limited (a) (d)	New Zealand	**-**	100
NGC Loans Limited (a) (d)	New Zealand	**-**	100
NGC Management Limited (a) (d)	New Zealand	**-**	100
NGC Metering Limited (a) (d)	New Zealand	**-**	100
NGC Metering Data Limited (a) (d)	New Zealand	**-**	100
NGC Nominees Limited (a) (d)	New Zealand	**-**	100
NGC New Zealand Limited (a) (d)	New Zealand	**-**	100
NGC Trading Limited (a) (d)	New Zealand	**-**	100
On Gas Limited (a) (d)	New Zealand	**-**	100
Porta-Gas Pty Limited	Australia	**100**	100
Radius Operations Pty Limited	Australia	**100**	100
Tauranga Civic Holdings Limited	New Zealand	**100**	100
The North Shore Gas Company Pty Limited	Australia	**100**	100
Thorstone Pty Limited (b)	Australia	**-**	100
Victorian Energy Pty Limited	Australia	**100**	100

(a) Not audited by Deloitte Touche Tohmatsu Australia
(b) Deregistered/liquidated/amalgamated during the 2005 financial year.
(c) Acquired during the 2005 financial year.
(d) Disposed during the 2005 financial year.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 41 - Remuneration of Directors and Specified Executives

(a) Details of Directors and Specified Executives

(i) Directors

M R G Johnson

G J W Martin - Managing Director

Sir Ronald A Brierley

G J Reaney

D C K Allen

C J Hewson

A B Daniels

M G Ould

D Craig - appointed 11 May 2005

(ii) Specified Executives

M A Fraser – Group General Manager Merchant Energy

M R Harper – Group General Manager Operations

G J Hayes – Chief Financial Officer

P M James – Group General Manager Retail Energy

J F McAloon – Group Manager Corporate & External Services & Company Secretary

L J Fisk – Group Manager Corporate Services & Company Secretary - retired 16 August 2004

(b) Remuneration of Directors and Specified Executives

(i) Remuneration Policy

The People and Performance Committee of the Board, reviews the remuneration strategy and the remuneration arrangements described below for all Specified Directors and Specified Executives on an annual basis and makes recommendations to the Board. They have access to independent external advisors as required.

Directors remuneration

Non-executive Directors receive fees determined by the Board within the aggregate limit approved by Shareholders at a General Meeting. The present limit of $1.2 million was approved at the Annual General Meeting in October 2003.

Directors' fees are determined by the Board with reference to advice and data from AGL's remuneration specialists and from external remuneration advisers. The data and advice includes market comparison of remuneration paid to non-executive directors of companies in comparator groups across the ASX Top 100, but specifically ASX companies in the range of 21 to 50 by market capitalisation. It also distinguishes how responsibilities and time commitments of individual directors are recognised.

The structure of the remuneration is a base fee plus a Committee fee, where applicable, for participation by a non-executive Director in any of the Board's Committees. Chairing a Committee attracts a higher fee rate. This structure ensures the remuneration reflects the general responsibilities of individual Directors as well as the extra responsibilities and workload involved in participating in a Committee. The Chairman of the Board receives no extra remuneration for participation in or chairing Committees. Directors' fees are reviewed annually.

As the focus of the Board is on the long-term strategic direction of AGL, there is no direct link between non-executive director remuneration and the short-term results of AGL. Superannuation contributions, as required under the Superannuation Guarantee Charge (SGC) legislation, are also provided for non-executive Directors. These are deducted from the level of remuneration set and included as part of their total remuneration under the approved maximum aggregate fee pool. Directors' superannuation contributions were previously made to the AGL Executive Superannuation Fund, a defined benefit fund. This Fund was closed during the year and Directors' SGC contributions are now made to a complying superannuation fund of their choice.

Directors are strongly encouraged to have at least 20% of their base fees (after SGC contributions) allocated to the purchase of AGL shares. The purchase of AGL shares is done under the AGL Share Purchase Plan. The terms of this Plan were approved by Shareholders at the AGM in 1997. These shares are acquired by a trustee on market at market price during identified trading windows and are not vested in the Directors' ownership until ten years after purchase or until the Director retires from the Board, whichever comes earlier. All Directors are required to hold a minimum of 2,000 AGL shares.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 41(b) - Remuneration of Directors and Specified Executives (continued)

Directors who joined the Board before December 2002 had eligibility to a deferred benefit payable at retirement from the Board. This arrangement was approved by Shareholders in 1985.

With effect from 1 January 2004, the Directors' retirement benefits scheme was closed and the accrued value of the benefits was determined for eligible Directors. This value was reported in the 2004 Annual Report. All eligible Directors utilised their entitlements to purchase shares under the AGL Share Purchase Plan. This is reflected in the value of equity holdings reported below.

No options have been granted over any securities or interests of the Company or the consolidated entity.

The Board has a process of review of individual Board members by the Chairman and their peers, consistent with the ASX Corporate Governance Principles on Board accountability. It is also intended that sub-committees of the Board will be similarly reviewed on a regular basis. This program is also part of the strategic overview of Directors addressed under the charter of the People and Performance Committee.

In line with Board renewal and succession plans, a new non-executive Director, David Craig, was appointed on 11 May 2005. Mr Craig, a Chartered Accountant, is the Chief Financial Officer of Australand and was previously Global Transition Finance Leader with IBM's Business Consulting Services, after a long career at PWC Consulting culminating in the position of Global Chief Financial Officer. Tony Daniels, a Director since 1999 has chosen to retire from the Board at the next AGM. His substantial contribution to the work of the Board will be missed. Mr Daniels has had a distinguished business career and has many accomplishments across a range of industries. He has made this experience available to his colleagues, always in a considered, concise, relevant and constructive fashion.

Executive remuneration

The remuneration of the Managing Director and senior leaders is delivered through a combination of fixed remuneration and short and long-term incentives. The target level of these components for individual roles is determined by remuneration market comparison. This ensures that AGL is able to attract and retain key people in critical roles. The market comparators assessed are organisations of comparable business complexity as well as general market comparisons based on functional job requirements. External advisers provide AGL with market data and commentary on these comparators.

The total remuneration of senior leaders has three elements as described below.

The Total Fixed Remuneration (TFR) and Short-Term Incentives make up the cash component. Long-Term Incentives are delivered via share rights. TFR includes the cost of funding superannuation benefits and provision for up to two cars through novated lease arrangements.

These remuneration elements (including Incentive Plans employees are eligible to participate in) and the objectives of the various elements are as follows:

TFR is the amount of non-variable remuneration specified in an employee's contract of employment. Superannuation contributions are deducted from the employee's TFR. The cost (including any component for FBT) for other items such as novated vehicle lease payments is also deducted. The amount of TFR is established with reference to remuneration market research, considering the scope and nature of the role and the individual senior leader's performance and experience;

Short-Term Incentive Payments (STI) are subject to the achievement of a nominal growth in Earnings Per Share (EPS) hurdle and individual performance targets which are set at the commencement of the financial year. These targets are chosen for their relevance to business targets and therefore align individual performance with business outcomes and provide transparent linkages between rewards and the individual's performance. STI can vary annually based on individual performance against the specified targets. The STI can be paid in cash, or at the individual's election, in accordance with ATO rules, salary sacrificed and taken as equity, or as a contribution to the employee's superannuation fund; and

Long-Term Incentive Payments (LTI) are delivered through the granting of share rights in accordance with the terms of the AGL Long-Term Incentive Plan (LTIP), the terms of which are provided on the AGL website. The award of the rights is linked to AGL's performance as measured by growth in Economic Profit. The LTIP awards reflect AGL's achieved business success and the progressive vesting of the share rights ensures retention of key talent and high-potential employees.

The balance between fixed and variable remuneration is kept under review for competitiveness and market relevance.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 41(b) - Remuneration of Directors and Specified Executives (continued)

Senior leaders have service agreements which specify their remuneration components described above. These arrangements provide for their participation in the short and long-term incentive arrangements in accordance with the terms of the Plans. The terms of these Plans can be varied by the Board, although such variations cannot be applied retrospectively.

Details of contract duration, notice period for termination, and termination payments are provided in the table below:

	Contract Duration	Notice Period by either Company or Employee	Termination Payment
G J W Martin	Fixed term	6 months	18 months TFR
M A Fraser	No fixed term	6 months	Up to 78 weeks TFR
G J Hayes	No fixed term	3 months	12 months TFR
P M James	No fixed term	3 months	Up to 72 weeks TFR
J F McAloon	No fixed term	3 months	12 months TFR
M R Harper	No fixed term	3 months	Up to 72 weeks TFR

The practice for all new external senior leader appointments in relation to notice periods and termination payments is to have a notice period of three months and termination payments of nine months of TFR.

STI are payable to those employed at the end of the financial year or, on termination in the circumstances of death, retirement on grounds of age or invalidity, on a pro-rata basis, and at the discretion of the Board in other circumstances.

The terms of the LTIP specify the circumstances in which performance rights vest on termination. These are on death, retirement on grounds of age or invalidity and at the discretion of the Board in other circumstances.

As identified in AGL's 2003 and 2004 Annual Reports, there is provision in the contract of the Group General Manager Merchant Energy for payment of retention fees. The initial retention fee of $352,975 was paid in September 2003. A further retention fee will be paid if he continues with the Company until 31 August 2006 and a final retention fee if he continues until 31 August 2009. A pro-rated proportion of the retention fee is payable if AGL terminates the contract before the vesting dates, except on summary dismissal.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 41 - Remuneration of Directors and Specified Executives (continued)

(ii) Remuneration of Directors and Specified Executives

Directors	Primary			Post Employment				
2005	**Salary & Fees**	**Cash Bonus** (2)	**Non-monetary benefits**	**Super-annuation**	**Retirement benefits**	**Equity**	**Other**	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**	**$**
Directors								
M R G Johnson	12,020	-	-	11,485	-	235,245 (3)	-	258,750
D C K Allen AO	126,515	-	-	11,485	-	-	-	138,000
Sir Ronald A Brierley	4,715	-	-	11,485	-	98,800 (3)	-	115,000
A B Daniels	94,767	-	-	11,485	-	31,748 (3)	-	138,000
C J Hewson	65,171	-	.	11,485	-	65,656 (3)	-	142,312
M G Ould	57,674	-	-	11,485	-	57,974 (3)	-	127,133
G J Reaney	92,515	-	-	11,485	-	57,000 (3)	-	161,000
G J W Martin	949,256	615,000	82,671	196,031	-	629,477 (4)	192,567 (5)	2,665,002
D P Craig (appointed 11 May 2005)	- (1)	-	-	-	-	-	-	-
	1,402,633	615,000	82,671	276,426	-	1,175,900	192,567	3,745,197

(1) D P Craig has accrued $16,113 in respect of Director's fees which will be apportioned when paid in accordance with the terms of Director's remuneration.

(2) Earned in respect of 2004/2005 financial year and paid in September 2005.

2004	Primary			Post Employment				
	Salary & Fees	**Cash Bonus**	**Non-monetary benefits**	**Super-annuation**	**Retirement benefits** (1)	**Equity**	**Other**	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**	**$**
Directors								
M R G Johnson	9,132	-	-	10,789	2,250	173,493 (3)	-	195,664
D C K Allen	65,699	-	10,398	9,461	15,564	41,800 (3)	-	142,922
Sir Ronald A Brierley	4,599	-	-	9,101	5,000	87,400 (3)	-	106,100
A B Daniels	86,812	-	6,386	9,686	15,113	28,937 (3)	-	146,934
C J Hewson	60,562	-	-	9,911	18,428	60,562 (3)	-	149,463
M G Ould	37,407	-	-	5,501	-	18,425 (3)	-	61,333
G J Reaney	76,569	-	4,800	9,866	6,500	46,930 (3)	-	144,665
G J W Martin	920,125	627,000	170,286	181,156	-	305,557 (4)	250,976 (5)	2,455,100
M J Phillips	86,251	-	40,332	-	21,750 (2)	28,750 (3)	-	177,083
	1,347,156	627,000	232,202	245,471	84,605	791,854	250,976	3,579,264

(1) Value of benefits accrued under the Retirement Benefits arrangement until 31 December 2003.

(2) Full Retirement Benefit of $619,750 paid out on retirement.

(3) Value of shares acquired under the AGL Share Purchase Plan from the allocation of fees.

(4) The amortisation of share rights issued on 1 September 2003 and 1 September 2004.

(5) Interest not charged on loans provided to purchase shares under the AGL Share Loan Plans.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 41 - Remuneration of Directors and Specified Executives (continued)

(ii) Remuneration of Directors and Specified Executives (continued)

Specified Executives

2005

	Primary			Post Employment				
	Salary & Fees	Cash Bonus (g)	Non-monetary benefits (a)	Super-annuation	Retirement benefits	Equity (c)	Other (e)	Total
	$	$	$	$	$	$	$	$
Specified Executives								
M A Fraser	602,447	226,452	4,317	114,219	-	353,895	36,746	1,338,076
M R Harper	354,073	157,945	19,432	52,796	-	208,295	14,395	806,936
G J Hayes	704,770	302,417	42,547	38,539	-	452,702	-	1,540,975
P M James	305,120	159,087	23,475	125,381 (b)	-	215,675	16,704	845,442
J F McAloon	357,990	147,505	21,055	38,702	-	154,328	7,065	726,645
L J Fisk (f)	81,420	-	-	14,228	443,000	396,245 (d)	24,919	959,812
	2,405,820	993,406	110,826	383,865	443,000	1,781,140	99,829	6,217,886

(a) Includes the value of benefits such as cars, representational spouse travel and Fringe Benefits tax.

(b) Includes salary sacrifice contributions.

(c) The amortisation of share rights issued under the LTIP recognising that they vest generally over a three year period. This value of equity as a percentage of total remuneration by specified executive is as follows: M Fraser (26.4%); M Harper (25.8%); G Hayes (29.4%); P James (25.5%); J McAloon (21.2%). L Fisk (41.3%);

(d) Includes the value of vested shares issued under the LTIP on termination.

(e) Represents the interest on loans provided to fund shares under AGL Share Loan plans.

(f) Ceased AGL employment in September 2004.

(g) Earned in respect of 2004/2005 financial year and paid in September 2005.

2004

	Primary			Post Employment				
	Salary & Fees	Cash Bonus	Non-monetary benefits (4)	Super-annuation	Retirement benefits	Equity	Other	Total
	$	$	$	$	$	$	$	$
L J Fisk	373,589	159,480	44,173	65,896	-	135,366 (1)	34,568 (2)	813,072
M A Fraser	587,542	257,600	7,981	111,562	-	213,894 (1)	402,219 (2),(3)	1,580,798
M R Harper	347,586	154,088	55,611	49,028	-	125,892 (1)	18,843 (2)	751,048
G J Hayes	593,597	244,480	66,673	36,754	-	151,411 (1)	- (2)	1,092,915
P M James	375,835	166,374	54,957	50,765	-	130,355 (1)	22,870 (2)	801,156
	2,278,149	982,022	229,395	314,005	-	756,918	478,500	5,038,989

(1) The amortisation of share rights issued on 1 September 2003 and 1 September 2004.

(2) Interest not charged on loans provided to purchase shares under the AGL Share Loan Plans.

(3) Includes retention payment of $352,975

(4) Includes the value of benefits such as cars, representational spouse travel and Fringe Benefits tax.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 41 - Remuneration of Directors and Specified Executives (continued)

(c) Remuneration - rights granted during the year

During the financial year rights were granted under the terms of the LTIP (refer Note 45) as equity compensation benefits to certain Directors and Specified Executives as disclosed below. The rights were issued free of charge. Each right entitles the holder to fully paid ordinary shares in the Parent Entity. The rights vest over a three year period.

	Number Granted (b)	Grant Date	Value per right at grant date $	Number included as remuneration
Directors				
G J W Martin	65,223	1/9/04	12.93	40,157
Specified Executives				
M A Fraser	32,483	1/9/04	12.93	23,720
M R Harper	19,119	1/9/04	12.93	13,961
G J Hayes	29,699	1/9/04	12.93	32,965
P M James	19,796	1/9/04	12.93	14,456
J F McAloon	14,502	1/9/04	12.93	10,252
L J Fisk	20,557	1/9/04	12.93	36,874 (a)

(a) Includes rights that vested on termination

(d) Shareholdings of Directors and Specified Executives

	Balance at beginning of period	Number included as remuneration	Net change other	Balance at end of period
Directors				
M R G Johnson	139,883	17,697	25,571 (1)	183,151
D C K Allen	54,643	-	13,918 (1)	68,561
Sir Ronald A Brierley	45,127	7,429	16,509 (1)	69,065
A B Daniels	15,166	2,442	9,441 (1)	27,049
C J Hewson	26,782	5,104	15,408 (1)	47,294
M G Ould	2,781	2,866	-	5,647
G J Reaney	46,646	4,286	19,999 (1)	70,931
D P Craig	-	-	2,000	2,000
G J W Martin	557,464	40,157	-	597,621
Specified Executives				
M A Fraser	145,267	23,720	(13,768)	155,219
M R Harper	50,543	13,961	(7,944)	56,560
G J Hayes	13,788	32,965	(5,065)	41,688
P M James	87,654	14,456	(7,857)	94,253
J F McAloon	15,000	10,252	(5,418)	19,834
L J Fisk	126,601	36,874	(45,033)	118,442

(1) The accrued value of retirement benefits for eligible Directors was reported in the 2004 Annual Report. It was utilised to purchase shares during the 2005 Financial Year. The value of shares purchased in this way by individual Director is shown below:

(a) M R G Johnson: $340,750

(b) D C K Allen: $185,464

(c) Sir Ronald A Brierley: $220,000

(d) A B Daniels: $125,813

(e) C J Hewson: $205,328

(f) G J Reaney: $226,500

(2) Reflects the amortisation of share rights issues on 1 September 2003 and 1 September 2004.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 41 - Remuneration of Directors and Specified Executives (continued)

(e) Details of awards granted to Directors and Specified executives

	Held at Beginning of Period	Granted During the Current Year	Grant Date	Value per share at Grant Date	Lapsed	Vested	Held at End of period
Directors							
G J W Martin	55,249	65,223	1/9/04	$12.93	-	18,417	102,055
Specified Executives							
M A Fraser	38,675	32,483	1/9/04	$12.93	-	12,892	58,266
P M James	23,570	19,796	1/9/04	$12.93	-	7,857	35,509
M R Harper	22,763	19,119	1/9/04	$12.93	-	7,588	34,294
G Hayes	60,194	29,699	1/9/04	$12.93	-	5,065	84,828
J F McAloon	16,253	14,502	1/9/04	$12.93	-	5,418	25,337
L J Fisk	24,476	20,557	1/9/04	$12.93	-	45,033	-

(f) Loans to Directors and Specified Executives

(i) Details of aggregates of loans to directors and specified executives are as follows:

2005	Balance at beginning of period $000	Interest not charged $000	Balance at end of period $000	Number in group
Directors	3,779	193	3,069	1
Specified Executives	2,004	100	1,503	6
Total	5,783	293	4,572	7

2004	Balance at beginning of period $000	Interest not charged $000	Balance at end of period $000	Number in group
Directors	4,062	251	3,779	1
Specified Executives	2,055	126	1,867	4
Total	6,117	377	5,646	5

(ii) Details of individuals with loans above $100,000 in the reporting period are as follows:

	Balance at beginning of period $000	Interest not charged $000	Balance at end of period $000	Highest owing in period $000
Directors				
G J W Martin	3,779	193	3,069	3,779
Specified Executives				
M A Fraser	735	37	561	735
P M James	339	17	243	339
M R Harper	283	14	229	283
G Hayes	-	-	-	-
J F McAloon	137	7	116	137
L J Fisk	510	25	354	510

Terms and conditions of loans

Terms and conditions of loans to specified directors and specified executives are detailed in Notes 9 and 13.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 42 - Interests in unincorporated joint venture operations

Joint venture	Joint venture interest 2005 %	Joint venture interest 2004 %	Principal activity
Kapuni Energy*	-	50	Electricity and steam generation - New Zealand
Mid West Energy**	50	50	Power generation - Western Australia

*AGL's interest in the Kapuni Energy JV was disposed of as part of the sale of NGC.

**AGL's interest in the Mid West Energy JV was written off as at 31 December 2003.

The consolidated entity's share of the assets and liabilities of the joint venture operations is included in the statement of financial position under the following classifications:

	Consolidated 2005 $m	Consolidated 2004 $m
Current assets		
Cash	-	0.3
Receivables	-	0.7
Inventories	-	0.1
Other	-	0.4
Total current assets	-	1.5
Non-current assets		
Property, plant and equipment	-	12.1
Total non-current assets	-	12.1
Total assets	-	13.6
Current liabilities		
Payables	-	0.7
Total current liabilities	-	0.7
Non-current liabilities		
Other	-	-
Total non-current liabilities	-	-
Total liabilities	-	0.7
Net investment in joint venture operations	-	12.9

The consolidated entity's share of capital expenditure commitments and contingent liabilities of joint venture operations are disclosed in Notes 36 and 38 respectively.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 43 - Interests in joint venture entities

Names of joint venture entities	Principal activities of joint venture entities	Consolidated entity's ownership interests in joint venture entities		Consolidated entity's carrying amounts of investments in joint venture entities		Reporting dates of joint venture entities
		2005	2004	2005	2004	
		%	%	$m	$m	
Agility Diona	Provision of water mains construction services	50.0	50.0	-	0.2	30 June
ActewAGL	Provision of energy and water services	50.0	50.0	337.9	333.0	30 June
Auscom Holdings Pty Limited	Distribution and sale of LPG	50.0	50.0	75.6	86.9	31 December
				413.5	420.1	

	Consolidated 2005 $m	Consolidated 2004 $m
Consolidated entity's share of assets and liabilities:		
Current assets	118.0	112.8
Non-current assets	552.6	544.6
Current liabilities	(94.2)	(82.2)
Non-current liabilities	(125.1)	(108.3)
Net assets	451.3	466.9
Consolidated entity's share of joint venture entities':		
Revenues from ordinary activities	556.3	636.4
Expenses from ordinary activities	(485.3)	(565.0)
Profits from ordinary activities before tax	71.0	71.4
Income tax expense relating to ordinary activities	(6.1)	(5.9)
Profit after tax	64.9	65.5

The consolidated entity's share of capital expenditure commitments and contingent liabilities of joint venture entities are disclosed in Notes 36 and 38 respectively.

		2005 $m	2004 $m
Retained profits and reserves of the consolidated entity attributable to joint venture entities:			
At beginning of financial year:	Retained profits	9.0	4.6
	Reserves	-	-
At end of financial year:	Retained profits	2.4	9.0
	Reserves	-	-
Movements in the carrying amount of investments in joint venture entities:			
At beginning of financial year		420.1	415.7
Dividends received		(73.4)	(63.0)
Share of equity accounted profits		64.9	65.5
Unrealised profits recognised		1.9	1.9
At end of financial year		413.5	420.1

The Parent Entity is not aware of any significant events or transactions which have occurred after the reporting date of a joint venture entity which could materially affect the financial position or operating performance of that joint venture entity for the next financial year.
The Parent Entity is not aware of any dissimilar accounting policies adopted by a joint venture entity that would materially affect the amounts determined as being the consolidated entity's share of the net assets, the profit or loss and the reserves of a joint venture entity.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 44- Interests in associates

Names of associates	Principal activities of associates	Consolidated entity's ownership interests in associates		Consolidated entity's carrying amounts of investments in associates		Reporting dates of associates
		2005 %	2004 %	2005 $m	2004 $m	
Australian Pipeline Trust	Transmission of natural gas and management of gas pipelines	30.0	30.0	86.2	64.0	30 June
COMindico Holdings Pty Ltd	Telecommunications services	35.9	35.9	-	-	30 June
Great Energy Alliance Corporation Pty Ltd#	Electricity generation	32.5	32.5	106.9	111.6	31 December
Energy Intellect Limited	Metering	-	25.0	-	4.4	30 June
Other				0.9	1.1	
				194.0	181.1	

#In addition to the above investment, loan notes amounting to $103.0m have been issued to Great Energy Alliance Corporation (GEAC), which are disclosed in this financial report as loans to associates (refer Note 13). The aggregate amount invested in GEAC totals $218.0m.

Summarised assets, liabilities and profits of associates

Names of associates	Assets*		Liabilities*		Profits (losses) after tax*	
	2005 $m	2004 $m	2005 $m	2004 $m	2005 $m	2004 $m
Australian Pipeline Trust	1,914.7	1,435.3	1,181.0	989.5	54.2	126.6
COMindico	-	175.1	-	143.1	-	(44.3)
Great Energy Alliance Corporation Pty Ltd	3,821.3	3,966.4	3,506.8	3,761.1	(3.3)	8.3
Other	59.1	9.4	54.8	0.6	0.5	(1.5)
	5,795.1	5,586.2	4,742.6	4,894.3	51.4	89.1

* Estimated

	Consolidated 2005 $m	Consolidated 2004 $m
Consolidated entity's share of associates':		
Profits (losses) from ordinary activities before tax	22.3	(2.0)
Income tax expense attributable to profits from ordinary activities#	(7.0)	23.3
Outside equity interests	-	-
Profits (losses) after tax	15.3	21.3

The consolidated entity's share of capital expenditure commitments and contingent liabilities of associates are disclosed in Notes 36 and 38 respectively.

The 2004 amount includes $27.9m tax credit arising from APT's decision to enter the Tax Consolidations regime which it announced on 29 July 2004.

Notes to the Financial Statements
For the year ended 30 June 2005

		Consolidated 2005 $m	2004 $m
Note 44 - Interests in associates (continued)			
Retained profits and reserves of the consolidated entity attributable to associates:			
At beginning of financial year :	Retained profits (losses)	**31.0**	17.7
	Reserves	**-**	0.7
At end of financial year:	Retained profits (losses)	**30.1**	31.0
	Reserves	**-**	-
Movements in the carrying amount of investments in associates:			
At beginning of financial year		**181.1**	58.5
Additional investments in associates		**22.0**	122.4
Writedown of investments in associates		**-**	(7.6)
Investments no longer equity accounted		**-**	(2.0)
Disposal of equity accounted investments		**(5.5)**	(3.2)
Dividends received		**(19.3)**	(11.1)
Movements due to changes in foreign currency exchange rates		**-**	(0.3)
Amounts transferred to other assets		**(2.7)**	-
Share of equity accounted profits		**15.3**	21.3
Unrealised profits recognised		**3.1**	3.1
At end of financial year		**194.0**	181.1

The Parent Entity is not aware of any significant events or transactions which have occurred after the reporting date of an associate which could materially affect the financial position or operating performance of that associate for the next financial year.

The Parent Entity is not aware of any dissimilar accounting policies adopted by an associate that would materially affect the amounts determined as being the consolidated entity's share of the net assets, the profit or loss and the reserves of that associate.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 45 - Employee benefits

Superannuation plans

Details of defined benefit plans sponsored by the Parent Entity and other entities in the consolidated entity

	Date of last actuarial assessment	Plan assets (a)	Accrued benefits	Net surplus / (deficit)	Vested benefits
		$m	$m	$m	$m
SuperSolution Master Trust - AGL Employer Division (b)	30 June 2004	134.2	125.7	8.5	124.0
Equipsuper Fund (c)	30 June 2004	55.5	52.3	3.2	52.3
Electricity Industry Superannuation Scheme (d)	30 June 2002	7.6	13.4	(5.8)	13.4
		197.3	191.4	5.9	189.7

(a) At net market value

(b) At 30 June 2005 the estimated sub-plan assets were $150.6 million and the estimated vested benefits were $129.9 million

(c) At 30 June 2005 the estimated plan assets were $63.0 million and the estimated vested benefits were $56.5 million.

(d) The unfunded balance of the scheme was paid off in January 2005. On 13 January 2005, AGL acquired Terra Gas Trader Pty Limited (now known as AGL Wholesale Gas (SA) Limited). Employees in this entity are also members of the Electricity Industry Superannuation Scheme. The actuarial assessment figures at 30 June 2002 have been updated to include the valuation that related to the former Terra Gas Trader Pty Limited. The triennial actuarial review for 30 June 2005 is currently being undertaken and is expected to be completed late 2005. At 30 June 2005 the estimated plan assets were $19.4 million and the estimated vested benefits $18.6 million.

Contributions by employer entities in the consolidated entity to defined benefit superannuation plans during the year amounted to $14.0 million (2004 $27.0 million). The difference between accrued benefits and plan assets have not been recognised in the financial statements.

Share ownership plans

The Parent Entity currently operates two employee share ownership plans: the AGL Share Reward Plan and the AGL Share Purchase Plan. The Management Share Plan and the AGL Share Loan Plan are closed to new participants.

(i) ***AGL Share Reward Plan***

All permanent employees of entities in the consolidated entity, subject to certain eligibility requirements, are entitled to participate in the AGL Share Reward Plan. The plan was approved by Shareholders on 21 October 1997. A total of eight issues have been made to employees. The issues of shares pursuant to the plan have been made in the form of a gift of fully-paid shares in the Parent Entity, with a market value of up to $1,000 to each eligible employee. The decision to make further offers to eligible employees and the value of those offers depends on the performance of the consolidated entity.

A total of 1,234,392 ordinary shares of the Parent Entity have been issued to employees pursuant to the plan between the date of its inception and 30 June 2005, including 173,635 shares issued during the 2005 financial year. The total market value of these 173,635 shares at the issue date was $2,254,000 and the total amount recoverable from employees for the shares was $nil.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 45 - Employee benefits (continued)

(ii) ***AGL Share Purchase Plan***

All permanent employees of entities in the consolidated entity nominated from time to time by the directors of the Parent Entity are offered participation in the AGL Share Purchase Plan. Directors of the Parent Entity may also participate in the plan. The plan, which was approved by Shareholders on 21 October 1997, entitles directors and specified employees to acquire fully-paid ordinary shares in the Parent Entity out of their remuneration entitlements, subject to certain limitations as to the maximum level of remuneration entitlements that may be applied to the purchase of the shares. Other conditions relating to the acquisition of shares pursuant to the plan are -

* shares are acquired at market value on the date of acquisition;
* shares may only be acquired at specified times during a year; and
* there is a restriction on dealing in the shares for a period of up to ten years from the issue date or until the shares are freed from restriction, with the holding statements being held by the trustee of the plan until the shares are free from restriction.

At 30 June 2005, there were 106 participants in the plan involving a total of 562,983 ordinary shares of the Parent Entity. There is an ongoing invitation for directors and existing participating employees to acquire additional shares. A total of 702,569 ordinary shares of the Parent Entity have been acquired by directors and employees pursuant to the plan between the date of its inception and 30 June 2005, including 162,577 shares acquired during the 2005 financial year. The total market value of these 162,577 shares at the acquisition dates was $2,163,497 and the total amount received from directors and employees for these shares was $2,163,497.

All remuneration entitlements applied to, or expected to be applied to, the purchase of shares pursuant to the plan are recognised as an expense in the relevant financial year.

(iii) ***AGL Management Share Plan***

Prior to the 1997/98 financial year, the Parent Entity operated The Australian Gas Light Company Management Share Plan.

Certain senior employees of entities in the consolidated entity were offered participation in The Australian Gas Light Company Management Share Plan. Six issues of shares were made to employees, involving a total of 5,983,000 ordinary shares of the Parent Entity, the last issue being in November 1996. At 30 June 2005 there were 17 participants in the plan involving a total of 459,650 ordinary shares of the Parent Entity. Outstanding loans to participants at 30 June 2005 amounted to $301,859 (2004 $1,409,614).

(iv) ***AGL Share Loan Plan***

All permanent employees of entities in the consolidated entity nominated from time to time by the directors of the Parent Entity are offered participation in the AGL Share Loan Plan. The plan was approved by Shareholders on 21 October 1997. There is no current invitation for employees to acquire additional shares. The issues of fully-paid shares pursuant to the plan have been made on the basis of -

* an optional 5% discount on current market value;
* the purchase price financed by way of an interest free limited recourse loan provided by the Parent Entity, repayable out of the proceeds from dividends on the plan shares, with any outstanding balance repayable at the expiration of ten years from the issue date; and
* a restriction on dealing in the shares for a period of three years from the issue date, with the shares being held by the trustee of the plan until the shares are free from restriction or the loan is fully repaid, whichever last occurs.

At 30 June 2005 there were 58 participants in the plan involving a total of 1,313,500 ordinary shares of the Parent Entity. A total of 4,104,275 ordinary shares of the Parent Entity have been acquired by employees pursuant to the plan between the date of its inception and 30 June 2005. Outstanding loans to participants at 30 June 2005 amounted to $9,069,242 (2004 $14,239,532).

Notes to the Financial Statements
For the year ended 30 June 2005

Note 45 - Employee benefits (continued)

Long Term Incentive Plan (LTIP)

The following table summarises information about rights granted under the terms of the LTIP as equity compensation to certain employees, during the year. The rights were issued free of charge. Each right entitles the holder to fully paid ordinary shares in the Parent Entity provided they remain employees of the AGL group.The rights vest over a period of time which is generally three years. The rights do not have any dividend or voting rights.

(a) Movements in rights held

Opening Balance	Grant Date	Value per right at Grant Date $	Number Granted	Number Vested	Number Lapsed	Number Outstanding
426,968	1/09/2003	10.86	-	163,023	17,177	246,768
45,000	1/03/2004	11.23	-	-	-	45,000
12,500	16/04/2004	11.59	-	4,170	1,666	6,664
-	22/07/2004	12.93	17,000	-	-	17,000
-	1/09/2004	12.93	520,605	24,825	24,245	471,535
484,468			537,605	192,018	43,088	786,967

(b) Rights granted during the reporting period

Number Granted	Grant Date	Value per right at Grant Date $ #	Number Vested *	Number Lapsed
17,000	22/07/2004	12.93	-	-
520,605	1/09/2004	12.93	24,825	24,245
537,605				

The weighted average of the price at which shares were traded on the ASX during the five days up to and including the consolidated entity's financial results announcement date.

* Refer (c)

(c) Rights vested during the reporting period

The following table summarises information about rights vested under the terms of the LTIP to certain employees, during the year:

Number Vested	Grant Date	Vesting Date	Value per right at Grant Date # $	Market Value at Vesting Date $	Fair Value of Shares Issued $
2,125	1/09/2003	1/07/2004	10.86	12.07	25,649
2,584	1/09/2003	19/07/2004	10.86	12.11	31,292
140,105	1/09/2003	1/09/2004	10.86	13.25	1,856,391
4,170	16/04/2004	1/09/2004	11.59	13.25	55,253
16,317	1/09/2003	17/09/2004	10.86	12.89	210,326
20,557	1/09/2004	17/09/2004	12.93	12.89	264,980
514	1/09/2003	19/11/2004	10.86	13.19	6,780
1,930	1/09/2004	19/11/2004	12.93	13.19	25,457
1,378	1/09/2003	24/03/2005	10.86	14.23	19,609
2,338	1/09/2004	24/03/2005	12.93	14.23	33,270
192,018					

The weighted average of the price at which shares were traded on the ASX during the five days up to and including the consolidated entity's financial results announcement date. Remuneration is based on the value of rights at grant date and not on the value of shares at vesting date.

	Consolidated 2005 $m	Consolidated 2004 $m	Parent Entity 2005 $m	Parent Entity 2004 $m
Aggregate employee benefits liability	**76.9**	78.1	**18.6**	12.8

The aggregate employee benefits liability at reporting date includes amounts for wages and salaries, annual leave, long service leave and other entitlements.

Number of employees at year end	**3,006**	3,239	**141**	168

Notes to the Financial Statements
For the year ended 30 June 2005

Note 46 - Additional related party disclosures

Name of each person holding the position of director of the Parent Entity at any time during the financial year

D C K Allen	G J W Martin	Sir Ronald A Brierley
A B Daniels	C J Hewson	M R G Johnson
D Craig	G J Reaney	M G Ould

Transactions between the Parent Entity and controlled entities

Sale of natural gas on normal commercial terms and conditions to a wholly-owned controlled entity for eventual sale to consumers.

Provision of administrative services, at cost, to controlled entities.

Advance of funds to, and receipt of funds from, wholly-owned controlled entities as interest free and interest bearing inter-entity loans.

The Parent Entity and a controlled entity provided technical and management services totalling $0.7 million (2004 $1.3 million) to NGC Limited, an entity controlled by NGC Holdings Limited, on normal commercial terms and conditions.

Transactions with other related entities

		2005 $m	2004 $m
Australian Pipeline Trust	A controlled entity has been contracted by the Trust to provide technical and marketing services under a Pipeline Management Agreement on normal commercial terms and conditions.	**45.9**	39.2
	A controlled entity provided pipeline construction and project consulting services on normal commercial terms and conditions.	**-**	0.6
Great Energy Alliance Corporation Pty Ltd	Controlled entities settled electricity hedges with Great Energy Alliance Corporation on normal terms and conditions.	**77.8**	15.6
Gascor Pty Limited	A controlled entity purchased gas management and administration services from Gascor Pty Limited on normal commercial terms and conditions.	**0.2**	0.5
Energy Intellect Limited	Controlled entities purchased data metering services and management services from Energy Intellect Limited on normal commercial terms and conditions.	**0.2**	0.7
ActewAGL Joint Venture	Controlled entities are contracted to provide management and asset services to the distribution partnership and retail services to the retail partnership on normal commercial terms and conditions.	**27.1**	27.1
	Controlled entities supplied electricity and gas to the retail partnership on normal commercial terms and conditions.	**58.9**	57.8
East Australian Pipeline Limited (a subsidiary of APT)	A controlled entity was provided with natural gas transportation services by East Australian Pipeline Limited, on normal commercial terms and conditions.	**82.1**	80.3
Agility Diona Joint Venture	A controlled entity provided pipeline construction and project consulting services on normal commercial terms and conditions.	**0.5**	2.2

Notes to the Financial Statements
For the year ended 30 June 2005

Note 47 - Cash flow information

	Consolidated 2005 $m	Consolidated 2004 $m	Parent Entity 2005 $m	Parent Entity 2004 $m
(a) Reconciliation of cash				
Cash	**394.2**	18.0	**381.9**	2.8
Bank overdrafts and money market borrowings	**(17.2)**	(16.6)	**(15.3)**	(10.0)
	377.0	1.4	**366.6**	(7.2)
(b) Financing facilities				
Credit standby arrangements				
Amounts used	**238.0**	426.6	**238.0**	249.0
Amounts unused	**267.0**	1,296.7	**267.0**	1,201.0
	505.0	1,723.3	**505.0**	1,450.0

Credit standby arrangements had the following maturity pattern and were able to be drawn down without restriction.

	Consolidated 2005 $m	Consolidated 2004 $m	Parent Entity 2005 $m	Parent Entity 2004 $m
Not later than 1 year	-	423.3	-	150.0
Later than 1 year, not later than 5 years	**505.0**	1,300.0	**505.0**	1,300.0
	505.0	1,723.3	**505.0**	1,450.0
Other financing arrangements - amounts used	**1,629.3**	2,177.1	**1,586.5**	1,706.2

The majority of these facilities may be extended by mutual agreement and all are committed by major banks.

Other financing arrangements include promissory notes, medium term notes, senior notes, term loans and similar facilities, which are fully drawn and for fixed periods. Three of these facilities are drawn in US dollars.

(c) Non-cash financing and investing activities

There were no material non-cash financing or investing activities during the year ended 30 June 2005. (2004 nil)

(d) Reconciliation of net cash provided by operating activities to profit (loss) from ordinary activities after income tax

	Consolidated 2005 $m	Consolidated 2004 $m	Parent Entity 2005 $m	Parent Entity 2004 $m
Profit (loss) from ordinary activities after income tax	**868.2**	379.5	**9.8**	(6.4)
Equity share of associates' (profits) losses	**(18.5)**	(24.4)	-	-
Equity share of joint venture entities' profits	**(66.8)**	(67.4)	-	-
Dividends received from associates	**19.3**	11.1	-	-
Dividends received from joint venture entities	**73.4**	63.0	-	-
Depreciation, amortisation and diminution in value of assets	**435.3**	286.7	**81.0**	105.1
(Decrease) increase in provisions	**(30.5)**	(39.1)	**14.4**	95.8
Loss (profit) on sale of property, plant and equipment	**(0.9)**	1.6	**(0.2)**	24.7
NGC profit, Breakfast Point profit and Dingo blue settlement	**(606.4)**	(16.2)	**(14.7)**	-
Changes in assets and liabilities				
(Increase) decrease in receivables	**(6.2)**	(28.0)	**(0.5)**	(3.1)
(Increase) decrease in inventories	-	(11.4)	-	-
Decrease (increase) in other assets	**(2.2)**	2.9	**0.2**	0.6
Increase (decrease) in creditors	**(23.7)**	13.5	**(17.5)**	9.1
(Decrease) increase in other liabilities	-	(5.8)	-	-
Decrease (increase) in interest receivable accrued	**(5.5)**	0.4	**(3.9)**	(2.6)
Increase in net interest payable accrued/prepaid	**(10.0)**	1.7	**20.2**	3.6
Increase in income taxes payable	**(68.1)**	69.1	**(6.5)**	0.2
Increase in intercompany taxes payable	-	-	**(95.8)**	-
Net cash provided by operating activities	**557.4**	637.2	**(13.5)**	227.0

Notes to the Financial Statements
For the year ended 30 June 2005

Note 47 - Cash flow information (continued)

	Consolidated		Parent Entity	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
(e) Businesses acquired by the consolidated entity (refer Note 40)				
Consideration				
Cash	**19.0**	-	-	-
Fair value of net assets acquired				
Receivables	**14.5**	-	-	-
Other financial assets	**1.1**	-	-	-
Inventories	**-**	-	-	-
Property, plant and equipment	**0.1**	-	-	-
Intangible assets	**17.4**	-	-	-
Tax assets	**0.1**	-	-	-
Other assets	**0.3**	-	-	-
Payables	**14.2**	-	-	-
Unearned revenue	**-**	-	-	-
Interest bearing liabilities	**-**	-	-	-
Tax liabilities	**-**	-	-	-
Provisions	**0.3**	-	-	-
Net assets acquired	**19.0**	-	-	-
Net cash outflow on acquisition				
Cash consideration	**19.0**	-	-	-
(f) Businesses disposed of by the consolidated entity (refer Note 40)				
Consideration				
Cash	**768.7**	-	-	-
Book value of net assets sold				
Receivables	**59.7**	-	-	-
Investments	**6.6**	-	-	-
Property, plant and equipment	**713.4**	-	-	-
Intangible assets	**7.9**	-	-	-
Inventories	**50.2**	-	-	-
Other assets	**23.2**	-	-	-
	861.0		-	
Payables	**20.7**	-	-	-
Provisions	**18.9**	-	-	-
Interest bearing liabilities	**463.1**	-	-	-
Deferred tax liabilities	**103.0**	-	-	-
	605.7		-	
Net assets disposed	**255.3**	-	-	-
Outside equity interest	**78.1**			
Profit on disposal	**591.5**	-	-	-
	768.7	-	-	-
Net cash inflow on disposal				
Cash consideration	**768.7**	-	-	-
Plus cash overdraft disposed	**9.1**	-	-	-
Inflow of cash	**777.8**	-	-	-

Notes to the Financial Statements
For the year ended 30 June 2005

Note 48 - Economic dependency

(a) The consolidated entity is dependent to a significant extent upon various consortia of producers for the supply of natural gas from the Cooper Basin in South Australia, the Gippsland field in Bass Strait and the Surat/Bowen Basin in Queensland. Long term contracts protect the continuity of supply from these producers.

The consolidated entity has an obligation to pay the consortia of producers for a specified minimum quantity of gas each contract year, irrespective of the quantity actually supplied by the producers. The consolidated entity has the right to receive, without additional payment to the producers, a future delivery of gas equivalent to the quantity paid for but not taken in any contract year.

(b) The consolidated entity is dependent to a significant extent on the acquisition of electricity from generating entities and the use of transmission systems. Ongoing contracts are in place both for the purchase of electricity and the use of the transmission systems.

Note 49 - Additional financial instruments disclosures

Derivative financial instruments

Objectives and significant terms and conditions

The consolidated entity enters into a variety of derivative financial instruments to manage the risks described below. The consolidated entity does not enter into such instruments for speculative purposes.

(a) Interest rate risk management

The consolidated entity uses various types of interest rate contracts in managing its interest rate exposure.

The consolidated entity uses interest rate swaps to fix funding costs with the objective of obtaining a more stable and predictable interest expense outcome. Under interest rate swaps, the consolidated entity agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to agreed notional principal amounts. Swap contracts are usually between one and ten years in duration.

The consolidated entity has a policy which allows the fixed/floating rate ratio to be adjusted between certain parameters depending on the perceived direction of interest rates. Swaps may sometimes be terminated or offset to achieve the desired fixed/floating portfolio mix. Forward rate agreements are generally used by the consolidated entity to offset changes in the rates applying to short term floating rate debt. These agreements are commitments to either purchase or sell designated derivative instruments at a future date for a specified price. There were no outstanding forward rate agreements as at 30 June 2005.

The consolidated entity purchases interest rate options to protect it from adverse changes in interest rates on its debt. The consolidated entity's policy is that options cannot be sold unless matched with offsetting purchased options. There were no outstanding interest rate option contracts as at 30 June 2005.

The remaining terms and notional principal amounts of the consolidated entity's outstanding interest rate contracts at the reporting date are detailed in the following table.

	Average interest rates		**Notional principal amounts**	
	2005	2004	**2005**	2004
	%	%	**$m**	$m
Less than 1 year	**5.6**	6.0	**250.0**	892.7
1 to 5 years	**6.0**	6.1	**2,127.3**	1,768.5
Longer than 5 years	**6.7**	6.0	**280.9**	851.8
			2,658.2	3,513.0

The interest rate contracts in place at the reporting date principally relate to the consolidated entity's Australian dollar and US dollar fixed rate borrowings. These borrowings are the subject of a number of contracts hedging different risks resulting in the aggregate notional principal amount ($2,658.2 million (2004 $3,513.0 million)) exceeding the Australian dollar equivalent of the borrowings ($1,631.2 million (2004 $2,157.0 million)).

(b) Foreign exchange risk management

The consolidated entity enters into various types of foreign exchange contracts in managing its foreign exchange exposure.

Hedges of foreign currency transactions

The consolidated entity enters into forward exchange contracts to hedge certain firm transactions denominated in foreign currencies and anticipated but not yet committed payments and/or receipts expected to be denominated in those currencies, such as purchases of materials, interest payable and dividends receivable. The terms of the contracts do not exceed twelve months. The purpose of the consolidated entity's foreign currency hedging activities is to protect the consolidated entity from the risk that the eventual Australian dollar cash flows will be adversely affected by changes in exchange rates. Like interest rate risk management, the consolidated entity has a policy which allows the extent of foreign exchange hedges to be varied within parameters preset by the Board.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 49 - Additional financial instruments disclosures (continued)

Hedges of foreign currency borrowings

The consolidated entity has borrowings denominated in foreign currencies. It is the consolidated entity's policy to fully hedge the currency exposure on such borrowings by entering into cross currency interest rate swaps and/or foward exchange swaps.

The settlement dates, amounts to be received and contractual exchange rates of the consolidated entity's outstanding foreign exchange contracts in respect of borrowings at the reporting date are detailed in the following table.

	2005 $m	2004 $m
Buy United States dollars		
Less than 6 months	-	-
2 to 3 years, at rates averaging US$0.6605 (2004 US$0.6605)	575.3	575.3
Longer than 5 years, at rates averaging US$0.6791 (2004 US$0.6790)	417.1	220.9
	992.4	796.2

The net deferred loss on hedges of foreign currency borrowings at 30 June 2005 is $nil million (2004 $nil million).

(1) Net is gross mark-to-market less accruals and less margins. For consistency with reporting of net fair values under AASB139.

Hedges of foreign currency investments

The consolidated entity has foreign currency investments of both an equity and debt nature. It is the consolidated entity's policy to fully hedge the currency exposure on all material foreign investments, unless the investments are of an equity nature and are to be held indefinitely or hedging is impossible or impracticable due to regulatory controls or an inadequate or immature market in the relevant currencies. However, in certain circumstances the Board may vary this policy.

The settlement dates, amounts to be received and contractual exchange rates of the consolidated entity's outstanding foreign exchange contracts in respect of investments at the reporting date are detailed in the following table.

	2005 $m	2004 $m
Sell United States dollars		
Less than 6 months, at rates averaging (2004 US$0.7052)	-	17.5

There are no net deferred gains or losses on hedges of foreign currency investments at 30 June 2005 (2004 gain of $0.1 million) to be recognised in the statement of financial performance.

There are no unsecured bank borrowings at 30 June 2005 (2004 $nil) payable in foreign currencies (NZ dollars and US dollars) which have not been hedged.

(c) Electricity purchase risk management

Exposure to fluctuations in wholesale market electricity prices is minimised through the use of various types of hedging contracts.

It is the policy of the consolidated entity to actively manage the exposure arising from its forecast mass-market and contestable load. In d so, the consolidated entity has entered into various hedging contracts with individual market participants. Any unhedged position exposes consolidated entity to pool price variation. The consolidated entity's policy is that the exposure and the consequent price risk be managed prescribed limits. The hedge portfolio consists predominantly of swaps, caps and option contract types.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 49 - Additional financial instruments disclosures (continued)

The remaining terms and face values of the consolidated entity's outstanding electricity hedging contracts at the reporting date are detailed in the following table:

	Face values	
	2005	2004
	$m	$m
Electricity hedging contracts		
Less than 1 year	**1,116.6**	1,095.3
1 to 5 years	**1,670.7**	1,620.9
Longer than 5 years	**92.2**	114.5
	2,879.5	2,830.7

The net unrecognised loss in respect of electricity hedging contracts at 30 June 2005 was $269.0 million (2004 $333.2 million loss). All contracts are due for settlement within 11 years of the reporting date. These transactions are for the purposes of hedging current contracted commercial and industrial customer load and forecast mass-market customer sales and as such no ultimate net loss is anticipated.

The net unrecognised loss, calculated in accordance with the relevant accounting standard, has been based on readily available market price estimates, which are usually quoted for small volume contracts. These market price estimates are not necessarily representative of independent market price valuations for the exotic and/or larger volume contracts in AGL's electricity hedge portfolio, for which relevant market price valuations are not readily available.

(d) Liquid Petroleum Gas purchase risk management

Exposure to fluctuations in wholesale market Liquid Petroleum Gas (LPG) prices is minimised through the use of hedging contracts. The consolidated entity manages the exposures from its base load of LPG sales. In doing so the consolidated entity has entered into forward contracts at which the sale price of LPG is fixed. The terms and face values of the consolidated entity's outstanding LPG hedging contracts at the reporting date are detailed in the following table:

	Face values	
	2005	2004
	$m	$m
LPG hedging contracts		
Less than 1 year	**-**	4.4

(e) Credit risk

The consolidated entity is exposed to credit related losses in the event of non-performance by counterparties to derivative instruments. At 30 June 2005, the consolidated entity had no significant concentration of credit risk with any single counterparty or group of counterparties in respect of derivative instruments. The existence of Master Netting Agreements with a number of counter parties provides additional collateral in respect of credit risk. Amounts receivable by the consolidated entity at the reporting date are detailed in the following table.

	2005	2004
	$m	$m
Amounts receivable in respect of:		
Interest rate contracts	**64.1**	22.4
Foreign exchange contracts	**-**	0.1
Electricity hedging contracts	**54.3**	64.2
	118.4	86.7

(f) Liquidity risk

Liquidity risk relating to the use of derivative instruments arises from possible future adverse changes in market conditions. In such circumstances, the consolidated entity either may be forced to sell derivative positions at values which are below their underlying worth or may be unable to exit the positions at all. Accordingly, the consolidated entity only utilises highly liquid derivative markets, although illiquidity in certain market conditions cannot be entirely avoided.

The consolidated entity has adequate standby facilities and other funding arrangements to enable it to settle all outstanding derivative transactions on the due dates.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 49- Additional financial instruments disclosures (continued)

Net fair values

The carrying amounts and net fair values, at the reporting date, of the consolidated entity's financial assets and liabilities are detailed in the following table.

		Carrying amounts		Net fair values	
		2005	2004	**2005**	2004
	Note	**$m**	$m	**$m**	$m
Financial assets					
Not readily traded on organised markets					
Cash (including deposits at call)	-	**394.2**	18.0	**394.2**	18.0
Debtors	**9 and 13**	**360.5**	398.6	**360.5**	403.2
Unbilled revenue	**9**	**406.5**	403.7	**406.5**	403.7
Loans receivable	**9 and 13**	**9.5**	17.4	**9.5**	17.4
Other receivables	**9 and 13**	**163.4**	151.7	**163.4**	147.4
Other financial assets	**15**	-	2.0	-	2.0
Favourable foreign exchange contracts	-	-	-	-	0.1
Favourable cross currency interest rate swaps	-	-	-	-	-
Favourable interest rate contracts	-	-	-	**56.1**	22.5
Favourable electricity hedging contracts	-	**54.3**	64.2	**54.3**	64.2
		1,388.4	1,055.6	**1,444.5**	1,078.5
Financial liabilities					
Not readily traded on organised markets					
Creditors	**21**	**422.5**	442.3	**422.5**	442.3
Other payables	**21**	**10.7**	13.8	**10.7**	13.8
Bank borrowings	**22 and 27**	**58.1**	290.0	**58.1**	290.0
Bank overdrafts	**22**	**1.9**	6.6	**1.9**	6.6
Promissory notes	**22**	**175.0**	-	**175.0**	-
Medium term notes	**22 and 27**	**600.0**	1,082.2	**632.7**	1,119.3
US Senior notes	**27**	**796.2**	796.2	**735.6**	885.1
Other interest bearing liabilities	**22 and 27**	**12.0**	14.7	**12.0**	14.7
Unfavourable cross currency interest rate swaps	-	-	-	**95.1**	-
Unfavourable interest rate contacts	-	-	-	**1.7**	7.6
Unfavourable electricity hedging contracts	-	-	-	**282.1**	355.8
Unfavourable commodity hedging contracts	-	-	-	-	0.1
		2,076.4	2,645.8	**2,427.4**	3,135.3

Bases for determining net fair values

Cash, debtors, unbilled revenue, creditors, other payables and non-interest bearing loans and other receivables - carrying amounts (cost basis, recoverable amounts or net realisable values) of the assets and liabilities which approximate net market values.

Interest bearing loans and other receivables and interest bearing borrowings - expected future cash flows discounted by the current interest rates for assets and liabilities with similar risk profiles.

Other financial assets - expected future cash flows discounted by a risk reflective rate.

Interest rate contracts, foreign exchange contracts, electricity hedging contracts and equity performance agreements - amounts receivable or payable in order to realise favourable contracts and settle unfavourable contracts at the reporting date, based on appropriate interest rates or spot rates at that date.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 49 - Additional financial instruments disclosures (continued)

Interest rate risk

The consolidated entity's exposure to interest rate risk and the effective interest rates on financial instruments at the reporting date are detailed in the following table:

2005	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturities: 1 year or less $m	1 to 5 years $m	More than 5 years $m	Non-interest bearing $m	Total $m
Financial assets							
Cash (including deposits at call)	5.4	394.2	-	-	-	-	394.2
Debtors	-	-	-	-	-	360.5	360.5
Unbilled revenue	-	-	-	-	-	406.5	406.5
Loans receivable	-	-	-	-	-	9.5	9.5
Other receivables	10.0	-	-	-	112.1	51.3	163.4
Other financial assets	-	-	-	-	-	-	-
Interest rate contracts (a) (b) (d)	6.3	(557.4)	(175.0)	672.3	170.2	-	110.1
		(163.2)	(175.0)	672.3	282.3	827.8	1,444.2
Financial liabilities							
Creditors		-	-	-	-	422.5	422.5
Other payables		-	-	-	-	10.7	10.7
Bank borrowings	5.3	-	217.8	-	-	-	217.8
Bank overdrafts	9.1	1.9	-	-	-	-	1.9
Money market borrowings	5.6	15.3	-	-	-	-	15.3
Medium term notes	6.7	-	-	600.0	-	-	600.0
Senior notes	6.3	-	-	575.3	220.9	-	796.2
Other interest bearing liabilities	0.4	-	0.3	11.7		-	12.0
Interest rate contracts (a) (c) (d)	5.8	909.9	(75.0)	(945.0)	-	-	(110.1)
		927.1	143.1	242.0	220.9	433.2	1,966.3

(a) Notional principal amounts.

(b) Comprises $1,097 million of receive fixed to pay floating swaps offset by $430 million of pay fixed and receive floating swaps.

(c) Comprises $1,020 million of pay fixed and receive floating swaps

(d) There is an A$ Basis Swap for $110.1m. This is an exchange floating semi for floating quarterly swap.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 49 - Additional financial instruments disclosures (continued)

Interest rate risk (continued)

2004	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturities 1 year or less $m	1 to 5 years $m	More than 5 years $m	Non-interest bearing $m	Total $m
Financial assets							
Cash (including deposits at call)	3.4	18.0	-	-	-	-	18.0
Debtors	-	-	-	-	-	398.6	398.6
Unbilled revenue	-	-	-	-	-	403.7	403.7
Loans receivable	8.5	-	0.1	0.4	1.2	15.7	17.4
Other receivables	10.0	-	-	-	103.0	48.7	151.7
Other financial assets	-	-	-	-	-	2.0	2.0
Interest rate contracts (a) (b)	5.9	864.0	(68.2)	(545.8)	(250.0)	-	-
		882.0	(68.1)	(545.4)	(145.8)	868.7	991.4
Financial liabilities							
Creditors		-	-	-	-	442.3	442.3
Other payables		-	-	-	-	13.8	13.8
Bank borrowings	6.0	-	228.0	52.0	-	-	280.0
Bank overdrafts	6.0	6.6	-	-	-	-	6.6
Money market borrowings	5.4	10.0	-	-	-	-	10.0
Medium term notes	6.8	-	300.0	507.2	275.0	-	1,082.2
Senior notes	6.2	-	-	378.5	417.7	-	796.2
Other interest bearing liabilities	5.9	-	1.5	12.9	0.3	-	14.7
Interest rate contracts (a) (c)	6.4	(363.2)	324.4	208.4	(169.6)	-	-
		(346.6)	853.9	1,159.0	523.4	456.1	2,645.8

(a) Notional principal amounts.

(b) Comprises $1,539.0 million of fixed to pay floating swaps offset by $675.0 million of floating to fixed swaps.

(c) Comprises $831.1 million of fixed to floating swaps offset by $467.9 million of floating to fixed swaps.

Maximum credit risk exposure

The carrying amounts of financial assets, net of any provisions, generally represent the consolidated entity's maximum exposure to credit risk in relation to those assets.

Notes to the Financial Statements
For the year ended 30 June 2005

Note 50 - Impact of adopting Australian equivalents to International Financial Reporting Standards

The Australian Gas Light Company (AGL) changed its accounting policies on 1 July 2005 to comply with Australian Equivalents to International Financial Reporting Standards ('A-IFRS'). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", with 1 July 2004 as the date of transition, except for financial instruments, including derivatives, where the company has elected to defer the transition date to 1 July 2005.

An explanation of how the transition from Generally Accepted Accounting Principles (AGAAP) to A-IFRS will affect AGL's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

AGL will prepare financial statements under A-IFRS for the first time for the half-year ending 31 December 2005. The directors may, at any time until the completion of AGL's first A-IFRS compliant financial report, elect to revisit, and where considered necessary, revise the accounting policies applied in preparing the financial report.

At the date of this financial report, AGL has substantially completed the implementation of A-IFRS, including analysis and assessment of accounting policies. Finalisation of implementation requires sign off of systems capability in a live environment, particularly for financial instruments, and finalisation of documentation of internal accounting policies and impact of associates and joint ventures.

The likely impacts are based on the following key assumptions that AGL will:

- Not restate previous Business Combinations (refer note (d)(iii));
- Adopt deemed cost valuations for Property, Plant & Equipment in order to maintain current carrying values (refer note (d)(viii));
- Reset the opening foreign currency translation reserve to zero (refer note (d)(ii));
- Not restate comparatives for AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* (refer note (d)(xi)); and
- Adopt the retained earnings option for the recognition of defined benefit fund actuarial gains and losses (refer note (d)(i)).

The following disclosures outline the likely impacts on the current year financial statements of AGL had they been prepared using A-IFRS, based on the directors' accounting policy decisions current at the date of this financial report. Readers of the financial report should note that further developments in A-IFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the accounting policy decisions made by the directors and, consequently, the likely impact outlined in the following disclosure. The following financial impacts may also be affected by the finalisation of A-IFRS implementation by AGL's associated entities and joint ventures.

Note 50 - Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

(a) Reconciliation of equity as presented under AGAAP to that under A-IFRS - The Australian Gas Light Company and Controlled Entities

		Consolidated		Parent Entity	
	Note (refer paragraph d)	2005 $M **	1 July 2004* $M	2005 $M **	1 July 2004* $M
Total equity under AGAAP		**3,267.6**	**3,154.6**	**2,522.7**	**3,162.2**
Total equity adjustments at date of transition		***(97.8)***	***N/a***	***(8.8)***	***N/a***
Adjustments to retained earnings (pre tax):					
Recognition of defined benefit pension asset	(i)	4.8	5.7	4.8	5.7
Clearance of foreign currency translation reserve	(ii)		(4.1)		
Write-back of goodwill amortisation	(iii)	39.9			
Recognition of share-based payment expense	(iv)	(4.1)	(0.8)	(3.1)	(0.6)
Adjustments relating to NGC (which was disposed of in December 2004)	(v)	36.7	(5.4)		
Write back of asset revaluation reserve					1.7
Tax effect of A-IFRS adjustments	(vi)	1.7		(1.7)	
Tax effect on transition***	(vi)		(83.9)		(0.5)
Total adjustments to retained earnings		***79.0***	***(88.5)***	***0***	***6.3***
Adjustments to other reserves (pre tax):					
Recognition of share-based payment expense	(iv)	4.1	(13.4)	4.1	(13.4)
Clearance of foreign currency translation reserve	(ii)		4.1		
Write back of asset revaluation reserve					(1.7)
Total adjustments to other reserves		***4.1***	***(9.3)***	***4.1***	***(15.1)***
Total equity adjustments		***(14.7)***	***(97.8)***	***(4.7)***	***(8.8)***
Total equity under A-IFRS		**3,252,9**	**3,056.8**	**2,518.0**	**3,153.4**

* This column represents the adjustments as at the date of transition to A-IFRS

** This column represents the cumulative adjustments as at the date of transition to A-IFRS and those for the year ended 30 June 2005

*** This figure includes the share attributable to Outside Equity Interests

Note 50 - Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

(b) Reconciliation of net profit under AGAAP to that under A-IFRS - for The Australian Gas Light Company and Controlled Entities

Year ended 30 June 2005	Notes	2005 $M
Net profit as reported under AGAAP		**848.3**
Adjustments (pre-tax):		
Amortisation of goodwill	(iii)	39.9
Movement in defined benefit pension asset	(i)	8.5
Share-based payment expense	(iv)	(4.1)
Recognition of additional profit on disposal of NGC	(v)	36.7
Adjustment to income tax expense	(vi)	0.6
Total adjustments		***81.6***
Net profit under A-IFRS		**929.9**

(c) Restated A-IFRS Statement of Cash Flows for the year ended 30 June 2005

No material impacts are expected to the cash flows presented under AGAAP on adoption of A-IFRS.

(d) Notes

The information in the following notes provides a summary of the A-IFRS Standards as they affect AGL and should not be taken as an exhaustive explanation of all the impacts arising from implementation.

(i) AASB 119 *Employee Benefits*

AGL sponsors a number of defined benefit superannuation plans for employees. This standard requires the recognition of an asset or liability for the net difference between the defined benefit obligation and the fair value of the plan assets.

AGL's current policy for accounting for defined benefit funds is to expense contributions as they are paid or become payable and to fund any shortfall. AGL does not recognise any asset or liability for the net position of the defined benefit funds. The initial adjustment on transition will be through retained earnings.

In December 2004, the Australian Accounting Standards Board agreed to release an amended version of AASB 119 to permit all three options for recognition of actuarial gains and losses that were permitted under the International Standard IAS19. The previous AASB 119 only permitted recognition through profit or loss. The revised AASB 119 can be early adopted. The three options for recognition of actuarial gains and losses are:

- Full recognition through profit or loss;
- Full recognition through retained earnings; or
- The 'corridor' approach which permits smoothing of fluctuations outside of a 10% corridor.

AGL has elected to early adopt the revised AASB 119 for the annual reporting period beginning on 1 July 2005 and will apply the option of taking actuarial gains and losses to retained earnings. For the year ended 30 June 2005, total actuarial losses were $3.7 million. In accordance with the requirements of AASB 1 First Time Adoption of A-IFRS, comparative period information is restated.

On transition, the estimated financial impact on opening net assets is +$5.7 million (before tax) and the impact on the June 2005 profit results is +$8.5 million (before tax).

Note 50 - Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

(ii) Foreign Currency Translation Reserve

Under AASB 1, an entity has the option of resetting its opening foreign currency translation reserve (FCTR) to zero at the date of transition. If this option is selected, any gain or loss on disposal of a foreign operation will exclude the translation differences that arose before the date of transition to A-IFRS. At 30 June 2004, the balance in AGL's FCTR was a loss of $4.1 million, which arose from AGL's interests in New Zealand and Chile. AGL disposed of its interests in the New Zealand entity NGC in December 2004. On transition, AGL has elected to reset its FCTR to zero.

(iii) AASB 3 *Business Combinations*

Under this standard, goodwill will no longer be amortised but will be subject to impairment testing. Under A-IFRS, retail licenses will be accounted for as goodwill (refer note (vii)).

The amortisation of goodwill and the retail licenses for the year ended 30 June 2005 was $39.9 million.

Under the provisions of AASB 1, an entity can elect to retrospectively restate some business combinations to comply with all of the requirements of A-IFRS (with all business combinations that occurred after the earliest restatement being restated) or an entity can elect to not restate any previous business combinations. Without these options, entities would have to undertake a restatement of all previous business combinations to ensure compliance with A-IFRS. If the election is made to restate some previous business combinations, or to not restate at all, AASB 1 still requires assets and liabilities that meet the recognition criteria under A-IFRS to be recognised at the date of transition and assets and liabilities that do not meet the recognition criteria to be derecognised. Adjustments to recognise or derecognise assets and liabilities are made against retained earnings except for adjustments that relate to intangible assets in which case the adjustment is made against goodwill.

Full retrospective application to all previous business combinations was considered impractical based on the fact that AGL, being Australia's second oldest company, was formed in 1837. As assets and liabilities are required to be recognised or derecognised in accordance with A-IFRS regardless of restatement, it was decided not to restate some previous business combinations.

AGL has therefore elected to not apply AASB 3 retrospectively to past business combinations. Accordingly, the accumulated amortisation of goodwill and retail licenses at the date of transition of 1 July 2004 will not be reversed.

There is no financial impact on transition. The estimated financial impact on the 30 June 2005 profit results is +$39.9 million.

(iv) AASB 2 *Share Based Payments*

AASB 2 applies to all share based payments that were issued after 7 November 2002 but were not vested by 1 January 2005. This standard requires share-based payments to be measured at fair value at grant date and expensed over the vesting period. The vesting period is determined by the conditions of the employee share ownership plan. This will result in a change to AGL's current accounting policy, which does not require share-based payments to be expensed. AGL has the following share plans that exist at the date of transition to A-IFRS:

- Management Share Plan
- Share Loan Plan
- Share Purchase Plan
- Share Reward Plan
- Long Term Incentive Plan

The last issue under the Management Share Plan was in November 1996. At 30 June 2005, loans outstanding under this plan were $0.3 million, however no adjustment has been made as this falls within the transitional provisions.

The Share Loan Plan will be treated as an insubstance option so the loan balance of $14.2 million at the date of transition will be debited to an employee equity settled benefits reserve on transition. Dividends paid in the future for this plan will be accounted for as a partial exercise of the options and charged to the employee equity settled benefits reserve. This plan is now closed to new participants.

An expense is already recognised for the Share Purchase Plan so no further adjustments are required for A-IFRS.

Note 50 - Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

An expense for the Share Reward Plan and Long Term Incentive Plan will be recognised over the vesting period based on the fair value of the shares at grant date. The full annual expense for these share-based payments as calculated under this Standard has not been recognised in the period to 30 June 2005 due to the exemption for shares that vest prior to 1 January 2005. A full financial impact of these share plans is estimated to be $8.0 million before tax. On transition, an adjustment between retained earnings and equity of $0.8 million reflects the accumulated expense of the rights arising from the Long Term Incentive Plan on transition date that do not vest until after 1 January 2005.

On transition, the estimated financial impact on opening net assets is -$14.2 million (before tax) and the impact on the June 2005 profit results is -$4.1 million (before tax).

(v) Adjustments relating to NGC

AGL disposed of its interests in NGC in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on the transition to A-IFRS, which resulted in an increase to the reported profit on sale of NGC in December 2004. This is not an ongoing adjustment.

(vi) AASB 112 *Income Taxes*

In accordance with AGAAP, AGL's current accounting policy is to apply the "Income Statement" method to calculating income tax expense. Under this method, income tax expense was calculated on pre-tax accounting profits after adjustments for permanent differences. The tax effect of timing differences was recognised as either a deferred tax asset or deferred tax liability. AASB 112 adopts a "Balance Sheet" approach, which recognises deferred tax amounts for any differences between the accounting and tax value of assets and liabilities. As AASB 112 has a "Balance Sheet" approach to the calculation of deferred tax amounts rather than an "Income Statement" approach, this Standard will result in adjustments to currently recognised tax assets and tax liabilities. In addition the income tax expense and deferred tax amounts calculated under AASB 112 may be affected by other A-IFRS Standards and resulting adjustments to the extent that they impact on the carrying value of assets and liabilities.

On transition, the estimated financial impact on opening net assets is -$83.9 million and the impact on the June 2005 profit results is +$0.6 million. An increase to the deferred tax liability of $1.1 million arises from the recognition through retained earnings of actuarial losses.

The increase in the deferred tax liability on transition arises from the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, investments in associates and from the previously categorised permanent differences between the book and tax carrying amounts of property, plant and equipment.

(vii) AASB 138 *Intangible Assets*

Under A-IFRS, AGL has formed the view that retail licenses do not meet the criteria for recognition as an identifiable intangible asset. In accordance with AASB 1 these retail licenses will be recognised as goodwill (written down value at 30 June 2004 of $1,179.4 million). There will be no further amortisation of the licenses when reclassified but they will be subject to impairment testing.

(viii) Property, Plant and Equipment

AASB 1 provides four transitional options with respect to the valuation of property, plant and equipment. These options are available on an individual asset basis. These options are:

- Depreciated historical cost
- Fair value as deemed cost;
- A previous GAAP revaluation which is then deemed to be cost; or
- Fair value at the date of a previous Initial Public Offering or privatisation.

These options are also available for intangible assets.

Note 50 - Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

AGL has elected to choose those options that result in maintaining current carrying values. As a result there is no transitional or ongoing differences arising from this Standard. The basic grouping of assets and the valuation options adopted are:

Asset	A-IFRS Option
Assets held at cost	Depreciated historical cost
Gas Networks	Previous GAAP revaluation deemed as cost
Property	Previous GAAP revaluation deemed as cost
Distribution Licences	Fair value at date of privatisation

(ix) Impairment of Assets

Impairment testing is required to be undertaken whenever there is an indication of impairment and annually for goodwill and indefinite life intangibles. No impairment was identified at the date of transition of 1 July 2004. The write down of the networks business under AGAAP at 30 June 2005 was calculated consistently with the requirements under AASB 136. No other impairments have been identified to 30 June 2005.

(x) AASB 1 *First Time Adoption of A-IFRS*

AGL's date of transition to Australian Equivalents to IFRS is 1 July 2004 and AGL will be required to prepare an opening Statement of Financial Position at that date. Financial statements under current Australian accounting standards are still required to be prepared for the year ended 30 June 2005. AGL's first A-IFRS financial report will be for the interim financial report for the period ending 31 December 2005.

Opening adjustments to comply with retrospective application of the A-IFRS standards will be made to retained earnings except for adjustments to intangibles acquired in a business combination, which will be made against goodwill.

(xi) AASB 139 *Financial Instruments*

This standard requires all derivatives, including embedded derivatives, to be measured at fair value on the Balance Sheet regardless of the use of the derivative. This standard will result in key differences in accounting policy.

AGL has decided to apply the exemption provided in AASB 1 First Time Adoption of Australian Equivalents to International Financial Reporting Standards which permits entities to not apply the requirements of AASB 132 Financial Instruments, Presentation and Disclosure and AASB 139 Financial Instruments: Recognition and Measurement for the financial year ended 30 June 2005. AASB 139 contains strict documentation and designation criteria that must be met in order to achieve hedge accounting. Due to the complexities and uncertainties in AASB 139, particularly in relation to energy derivatives, AGL was not in a position to meet the documentation and designation requirements at 30 June 2004 and so has elected to not restate comparative information for AASB 132 and AASB 139. The standards will be applied from 1 July 2005.

This standard requires significant system changes to ensure that derivatives meet hedge accounting requirements. AGL has been developing its own in-house software to deal with the complexities of energy derivatives and is using off-the-shelf software for the management of treasury positions. This standard has strict hedge accounting criteria and where these are not met, movements in the fair value of derivatives will result in impacts on reported profit. From 1 July 2005, derivatives will be required to be fair valued and included on the Balance Sheet. AGL currently applies hedge accounting to derivatives, which are only recorded through profit on settlement.

Energy derivatives

AGL uses derivatives to help manage exposures to wholesale electricity and gas price fluctuations. These derivatives will mainly be classified as cash flow hedges. The Energy Supply Association of Australia, on behalf of a number of its members, has lodged a submission with the UIG seeking clarification on the application of this standard to the Australian electricity industry. This submission has been referred to the International Financial Reporting Interpretations Committee (IFRIC) and a final decision is pending. At 30 June 2005, the fair value of energy derivatives was a negative $227.8 million. Adjustments arising from the transition to AASB 139 will include the recognition of this fair value.

Treasury derivatives

AGL uses treasury derivatives to help manage exposures to interest rate and foreign exchange movements. These derivatives will mainly be fair value hedges. AGL has restructured its portfolio to minimise the impact on fair value fluctuations

Note 50 - Impact of adopting Australian equivalents to International Financial Reporting Standards (continued)

through profit. At 30 June 2005, the fair value of treasury derivatives was a negative $40.7 million. Adjustments arising from the transition to A-IFRS will include the recognition of this fair value as well as the fair value of the risks being hedged by these derivatives and foreign exchange differences.

Note 51 – Events occurring after reporting date and not recognised in the financial report

PNG

On 5 July 2005 The Australian Gas Light Company (AGL) announced its conditional commitment to an investment in the upstream PNG Gas Project.

This investment comprises:

- A $4.5 billion conditional Gas Supply Agreement with PNG Gas Project producers to purchase around 1,500 petajoules of gas over 20 years from 2009; and
- A $400 million conditional agreement with Oil Search Limited (Oil Search) to acquire an equity interest of 10 per cent in the upstream PNG Gas Project.

Capital Management

On 25 February 2005 AGL announced its intention to commence an on-market buy-back of its shares as part of its capital management program. On 2 August 2005, AGL lodged the necessary forms with ASIC to commence this process. AGL expects the buy-back program to be completed by the end of 2005.

Directors' Declaration

For the year ended 30 June 2005

The directors of The Australian Gas Light Company Limited declare that, in their opinion the accompanying financial statements and the notes to the financial statements:

(a) comply with accounting standards; and
(b) give a true and fair view of the financial position and performance of the Parent Entity and the consolidated Entity.

The directors also declare that:

(a) in their opinion, there are reasonable grounds to believe that the Parent Entity will be able to pay its debts as and when they become due and payable;
(b) in their opinion, the accompanying financial statements and the notes thereto are in accordance with the Corporations Act 2001; and
(c) the directors have been given the declarations required by s.295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors pursuant to s.295(5) of the Corporations Act 2001.

M R G Johnson
Chairman

G J W Martin
Director

Sydney, 25 August 2005

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent audit report to the members of The Australian Gas Light Company

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both The Australian Gas Light Company (the company) and the consolidated entity, for the financial year ended 30 June 2005 as set out on pages 3 to 66. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Deloitte.

Audit Opinion

In our opinion, the financial report of The Australian Gas Light Company is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

G Couttas
Partner
Chartered Accountants
Sydney, 25 August 2005